UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the 10th day of December, 2007

Commission File Number 000-29336

ATNA RESOURCES LTD. 510 - 510 Burrard Street Vancouer, B.C., Canada MV6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the ifnormation contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD. (Registrant)

Date: December 10, 2007	By: /s/ Bonnie Whelan Bonnie Whelan Title: Corporate Secretary

Exhibits

Exhibit No.	Description
99.1	Pinson Agreement Dated August 12, 2004
99.2	Clover-Meridian Agreement Dated November 28, 2006
99.3	Change of Control Agreement - D. Watkins Dated January 11, 2007
99.4	Change of Control Agreement - W. Stanley Dated January 11, 2007
99.5	Change of Control Agreement - B. Whelan Dated January 11, 2007
99.6	Change of Control Agreement - K. Johnston Dated January 11, 2007

EXHIBIT 99.1

EXPLORATION AGREEMENT
WITH OPTION FOR MINING VENTURE
(Pinson Project)

This Exploration Agreement with Option for Mining Venture (Pinson Project) is entered into effective this 17th day of August, 2004 by and between Pinson Mining Company, a Nevada general partnership comprised of Homestake Mining Company of California, a California corporation and Barrick Holding Co., a California corporation, having offices at 136 East South Temple, Suite 1300, Salt Lake City, Utah ("Pinson"), Atna Resources Inc., a Nevada corporation having offices at One East Liberty, Suite 424, P.O. Box 40817, Reno, Nevada 89504, U.S.A. ("Atna") and Atna Resources Ltd., a British Columbia company having offices at 510 Burrard Street, Suite 510, Vancouver, British Columbia, Canada V6C 3A8 ("Atna"). Capitalized terms are defined in Article I below.

RECITALS

A. Pinson owns or controls the Claims, Mining Leases and Agreements and Fee Lands that constitute the Property. The Property is situated in Humboldt County, Nevada and is more particularly described in Parts I, II and III of Exhibit A to this Agreement.

B. Atna desires to enter upon and to conduct Exploration work on the Property, to obtain the exclusive option to acquire up to an undivided 70.00% of Pinson's interest in the Property by making certain expenditures on the Property and to enter into a mining venture with Pinson on the Property, or to obtain the right to acquire 100.00% of Pinson's interest in the Property by purchase, all as set forth in this Agreement.

C. Pinson desires to grant such rights and such options to Atna under the terms set forth in this Agreement.

AGREEMENT

In consideration of the foregoing, the sum of $10 now paid by Atna to Pinson and the mutual promises and covenants herein contained, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 Incorporated Definitions. Unless otherwise provided in this Agreement, all capitalized terms used in this Agreement shall have the meanings ascribed to them in the Mining Venture Agreement.

1.2 Additional Definitions. In addition to the definitions incorporated from the Mining Venture Agreement, the following definitions shall apply in this Agreement:

(a) "Agreement" means this Agreement, which sets forth the business arrangement between the Parties during the option period described in Article IV below and, if applicable, during the period during which Pinson may complete the Back-In Obligation.

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(b) "Area of Interest" means the area described and shown on Parts IV and V of Exhibit A attached hereto.

(c) "Back-In Obligation" means the minimum amount of Qualifying Expenditures Pinson must incur pursuant to Section 8.1 below, if it elects to increase its interest from a 30% interest to a 70.00% interest in the Property following completion of the Earn-In Obligation by Atna.

(d) "Claims" means the unpatented mining claims described in Part I of Exhibit A and shown on the map attached at Part V of Exhibit A.

(e) "Development" means all preparation (other than Exploration) for the removal and recovery of Products, including construction and installation of a mill or any other improvements to be used for the mining, handling, milling, processing, or other beneficiation of Products, and all related environmental compliance.

(f) "Dollars" or "$" means United States currency.

(g) "Earn-In Obligation" means the minimum amount of Qualifying Expenditures Atna must incur pursuant to Section 5.1 below in order to acquire an undivided 70.00% of Pinson's interest in the Property and completion and delivery to Pinson of a pre-feasibility study that analyzes the potential for Development of the Property.

(h) "Effective Date" means the date first above written.

(i) "Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including but not limited to underground drifting associated with Exploration and additional drilling required after discovery of potentially commercial mineralization, and including related environmental compliance.

(j) "Fee Lands" means those lands described in Part II of Exhibit A and shown on Part V of Exhibit A.

(k) "Knowledge" means the current actual knowledge, without further inquiry, of Alex Davidson, Rob Brown, Ed Cope, Margie Winsel Boorda and W. G. Houston, employees of Pinson or its Affiliates.

(l) "Mineral Substances" means ores, metals, minerals, and materials of every nature or sort, including without limitation, gold and silver and all other materials or substances of any nature whatsoever found in natural deposits, whether similar or dissimilar in character to the foregoing, that can be legally produced from the Property as Products.

(m) "Mining" means the mining, extracting, producing, beneficiating, handling, milling or other processing of Products.

(n) "Mining Leases and Agreements" means the mining leases and agreements described in Part III of Exhibit A, but only to the extent they include properties within the Area of Interest described and shown on Parts IV and V of Exhibit A.

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(o) "Mining Venture" means the business arrangement between Atna and Pinson that will be created by execution of the Mining Venture Agreement.

(p) "Mining Venture Agreement" means the agreement that will govern the business arrangement between the Parties after formation of a Mining Venture pursuant to Sections 7.3(a), 7.4 or 8.3(a) below, which shall be in the general format of Form 5A prepared by the Rocky Mountain Mineral Law Foundation, specifically modified as provided in Exhibit B to this Agreement and as may be agreed by the Parties prior to the closing of the venture agreement.

(q) "Operations" means the activities carried out under this Agreement.

(r) "Operator" means Atna, unless Pinson elects to exercise its back-in right under Section 7.2(b) of this Agreement, in which case Pinson shall become the "Operator".

(s) "Party" shall refer to Pinson, Atna or Atna Canada, individually, and "Parties" shall refer to Pinson, Atna and Atna Canada, collectively.

(t) "Products" means all ores, minerals and mineral resources produced from the Property.

(u) "Program" means the program to be undertaken by Atna in prosecuting its Earn-In Obligation as set out in Section 6.2.

(v) "Property" means Pinson's entire interest in the Claims, the Fee Lands, the properties within the Area of Interest in which Pinson holds an interest under the Mining Leases and Agreements and the interest of Pinson therein pursuant to the Mining Leases and Agreements, subject to any deletions therefrom by operation of Section 10.3 and additions of all other rights or interests in real property within the Area of Interest that may be acquired and held pursuant to the Agreement, and any mining leases or other forms of tenure that may replace the same.

(w) "Property Payment Schedule" means the estimated payment schedule for the Property covering the second half of 2004 and all of 2005, attached as Exhibit D.

(x) "Qualifying Expenditures" means all direct and indirect costs and expenses properly incurred for Exploration and Development Operations (including underground drifting) conducted on or for the benefit of the Property, so long as such expenditures are made to further the programs and objectives generally set out in Section 6.2 of this Agreement and are recorded in accordance with generally accepted accounting principles consistently applied. Qualifying Expenditures shall include, without limitation, (i) those costs and expenses identified in Exhibit B to the Mining Venture Agreement that would ordinarily be chargeable to the Business Account for such Operations; (ii) actual salaries, benefit costs, and wages of employees or contractors of the Operator directly assigned to and actually performing Exploration, Development and related activities conducted on or for the benefit of the Property; employees and contractors shall include geologists, geophysicists, engineers, engineering assistants, technicians, draftsmen, engineering clerks, and other personnel performing services connected with Exploration or Development of the Property; (iii) actual costs and expenses of use of machinery, equipment and supplies required for such activities; (iv) travel expenses and

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transportation of employees, contractors, materials, equipment and supplies necessary or convenient for the conduct of such activities; (v) all payments to contractors for work on such activities; (vi) costs of assays, metallurgical testing and analysis and other costs incurred to determine the potential quantity and quality of Products that might exist in, on and under the Property, including preparation of pre-feasibility and feasibility studies; (vii) costs incurred to obtain permits, rights-of-way and other similar rights in connection with such activities; (viii) costs incurred in preparation and acquisition of environmental permits necessary to commence and complete such activities; (ix) costs and expenses of holding and maintaining the Property, such costs and expenses to include payments to maintain the Mining Leases and Agreements, performing, completing and filing all annual assessment work to maintain the Claims in good standing and/or the payment of U.S. Bureau of Land Management claim maintenance fees; all taxes and assessments levied against the Property or any interest in the Property; (x) the cost of insurance premiums or bonds; costs of title search and remediation and curative work; (xi) claim maintenance in order to comply with state or federal regulatory requirements; (xii) costs of staking and recording additional claims or acquiring other rights within the Area of Interest; (xiii) any and all capital items acquired for the Exploration or Development of the Property; and (xiv) proportionately allocated local office and camp expenses incurred directly in support of Operations. Qualifying Expenditures shall include the Administrative Charge set out in Section 2.13 of Exhibit B to the Mining Venture Agreement in lieu of the items so designated in such section. In the event Mining is carried out on the Property during the term of this Agreement, Qualifying Expenditures shall include the net cost of Mining after applying the proceeds received from Products produced to the costs of Mining, charged on the same basis as costs for Exploration and Development as described above.

(y) "Restricted Areas" means areas of environmental sensitivity resulting from prior operations by Pinson or its predecessors, which areas are described in Part VI of Exhibit A.

ARTICLE II
REPRESENTATIONS

2.1 Mutual Representations. Each of the Parties represents to the others that:

(a) It is an entity duly organized and validly existing in the jurisdiction of its incorporation or organization and, in the case of each Pinson and Atna, is in good standing under the laws of the State of Nevada.

(b) It has the power and authority and has taken all necessary action to authorize the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith and to undertake the performance by it of its respective obligations hereunder, and has obtained all necessary consents of the applicable governmental and regulatory organizations for entering into this Agreement and the performance of its obligations herein.

(c) This Agreement, when executed and delivered by each respective Party, shall have been duly executed and delivered on behalf of each such Party and shall constitute valid and binding obligations of the Party enforceable against it in accordance with the terms of

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this Agreement (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and to the availability of equitable remedies) and will not result in any violation of, or any default under, any other agreement to which such Party or its Affiliates is a Party, including without limitation, any agreement or obligation relating to the Property.

(d) Nothing contained in this Agreement shall be deemed to constitute either Party the partner of the other, to constitute either Party the agent or legal representative of the other except as otherwise herein expressly provided, nor to create any fiduciary relationship between them. It is not the intention of the Parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership except as provided in Section 8.6. Neither Party shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Party, except as otherwise expressly provided herein.

(e) Each of the Parties may be engaged on its own behalf and on behalf of persons other than the Parties in the general mining business outside of the Area of Interest and each of the Parties hereby consents to such involvement by the others. Each of the Parties shall have the free and unrestricted right to engage independently in and receive the full benefits of any and all business endeavors, other than the business endeavors within the boundaries of the Area of Interest without consulting the other Parties or inviting or allowing the other Parties to participate. The legal doctrine of "corporate opportunity" sometimes applied to persons occupying a fiduciary status shall not apply in the case of any endeavor of any Party other than the endeavors within the boundaries of the Area of Interest. In particular, no Party shall have any obligation to the others as to any opportunity to acquire any mining property, interest or right offered to it other than within the boundaries of the Area of Interest.

2.2 Additional Representations by Pinson. In addition to the representations made by Pinson in Section 2.1 above, Pinson represents to Atna and Atna Canada that:

(a) With respect to the Claims, subject to the paramount title of the United States and the requirements of a valid discovery, to Pinson's Knowledge (i) the Claims were laid out and monumented in accordance with good industry practice and location notices and certificates were properly recorded and filed with appropriate governmental agencies; (ii) the Claims have been properly maintained subsequent to the date of location; and (iii) the Claims are free and clear of defects, royalties, liens and encumbrances created by, through or under Pinson except as provided on Exhibit A.

(b) With respect to the Fee Lands, to Pinson's Knowledge such lands are free and clear of defects, royalties, liens and encumbrances created by, through or under Pinson except as provided on Exhibit A.

(c) With respect to the Mining Leases and Agreements, to Pinson's Knowledge (i) such leases and agreements are in good standing and in full force and effect; (ii) all rentals and royalties have been timely paid; and (iii) Pinson has not received any notice of any alleged default of any of its obligations under the Mining Leases and Agreements and the Mining Leases and Agreements are free and clear of defects, royalties, liens and encumbrances created by, through or under Pinson except as provided on Exhibit A.

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(d) With respect to the Property, to Pinson's Knowledge (i) there are no pending or threatened actions, suits, claims, or proceedings, including, without limitation, environmental enforcement actions; and (ii) Pinson has not received any notice of violation or agency claim alleging any violation of any law, rule, regulation or permit, including without limitation environmental laws, that is currently outstanding.

(e) Pinson is an "accredited investor" under applicable U.S. securities laws.

2.3 Additional Representations by Atna. Atna represents that it is aware that Exploration, Development and Mining have, from time to time, been conducted on the Property by Pinson, its predecessors in interest and other persons or parties, and acknowledges the environmental and other risks associated with Operations on and ownership of an interest in the Property. Atna acknowledges that Pinson has afforded Atna adequate opportunity to inspect the Property and to make such investigations of the Property as Atna sees fit and that Atna has had an opportunity to conduct due diligence with respect to the Properties. Other than as specifically provided in the representations and warranties by Pinson in Sections 2.1 and 2.2, Atna acknowledges that it is entering into this Agreement based on its own due diligence. Nothing in this Section shall be deemed to be a representation or a warranty that the Property contains a valuable mineral deposit.

ARTICLE III
GRANT OF EXPLORATION RIGHTS AND OPTION

3.1 Exploration Rights. Commencing on the Effective Date of this Agreement and during its term, Pinson grants to Atna, to the extent Pinson possesses the authority to do so, the following rights:

(a) the exclusive right to enter upon the Property and to conduct such Exploration and Development Operations as Atna may deem appropriate to determine the existence, location, quantity and value of Mineral Substances in, on and under the Property. Operations may include, but shall not be limited to, mapping, sampling (including bulk sampling), trenching, drilling, testing, assaying, metallurgical testing, conducting environmental studies, and employing other geochemical and geophysical Exploration techniques, whether now known or developed in the future, and the right to conduct Mining incidental to Exploration and Development Operations;

(b) the exclusive right to establish or bring onto the Property, drill sites, sample preparation, and sample/core storage areas, pilot plant areas, field camps, storage yards, air strips and other facilities, buildings, plant, machinery, equipment, tools, appliances and supplies in support of Operations and to construct such roads as Atna may reasonably deem necessary to conduct the foregoing activities;

(c) the right to cross other lands owned or controlled by Pinson in the vicinity of the Property if necessary for purposes of ingress or egress to or from the Property, and Atna shall have the right to possess and use all rights-of-way for ingress and egress to and from the Property to which Pinson may be entitled, in each case subject to reasonable regulation by Pinson; and

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(d) the right to exercise all other rights that are or may be incidental to or which may be useful, desirable or convenient to Atna's exercise of all the rights granted, expressly or implicitly, to Atna in this Agreement.

3.2 Grant of Option. Pinson grants to Atna the exclusive and irrevocable option to acquire (a) up to an undivided 70.00% of Pinson's interest in and to all or any portion of the Property, and (b) the remainder of Pinson's interest in the Property by purchase, all as provided in the terms and conditions of this Agreement. The option shall be subject to the election by Pinson set out in Sections 7.1 and 7.2 below and shall include the right to enter into the Mining Venture with respect to Pinson's and Atna's interests in the Property if the election by Pinson is to participate in the Mining Venture.

ARTICLE IV
TERM

The term of this Agreement shall commence on the Effective Date and shall continue for an initial term of four years, unless sooner terminated, forfeited or surrendered. The term of this Agreement may be extended for an additional two year period due to unavoidable delays in obtaining regulatory permits and approvals as provided in Section 13.1 below. In the event Pinson elects to increase its interest in the Property as described in Section 8.1, the term of this Agreement will be extended for an additional term of three years, subject to extension for unavoidable delays in the same manner as was applicable to Atna during the initial four year term.

ARTICLE V
ATNA'S EXPENDITURE OBLIGATIONS

5.1 Earn-In Obligation. In order to maintain its interest in the Property and this Agreement and to exercise the options granted in this Agreement, Atna must spend or incur a minimum of $12,000,000 in Qualifying Expenditures on or for the benefit of the Property and complete and deliver to Pinson a pre-feasibility study within the four year time period (and possible extension) set forth in Article IV. At least $1,500,000 of the minimum Qualifying Expenditures amount must be spent within one year of the Effective Date and at least $1,500,000 must be spent in each of the three subsequent years, provided that any Qualifying Expenditures spent in any one year in excess of $1,500,000 may be applied to the Earn-In Obligation for a subsequent year and provided further that in the event this Agreement is extended due to an event of force majeure as provided in Section 13.1, the obligation to make a minimum expenditure of $1,500,000 in the initial and each subsequent year shall be extended accordingly. Otherwise, the rate at which Atna makes Qualifying Expenditures shall be at its sole discretion, provided that all Qualifying Expenditures must be made in support of the general programs and objectives set forth in Section 6.2 below.

5.2 Acceleration. Atna may accelerate any or all of the Qualified Expenditures contemplated by Section 5.1 in order to satisfy the Earn-in Obligation.

5.3 Failure to Make Adequate Qualifying Expenditures. Atna is obligated to spend not less than $1,500,000 of Atna's Earn-in Obligation within one year of the Effective Date.

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Otherwise, Atna shall have the right, but not the obligation, to make additional Qualifying Expenditures and to complete the Earn-in Obligation and Atna may terminate this Agreement at any time by giving written notice of termination to Pinson or by failing to prosecute or complete the Earn-In Obligation within the time periods set out in Section 5.1.

(a) If Atna provides a notice of termination of this Agreement prior to completing the initial $1,500,000 in Qualifying Expenditures or if Atna fails to complete such Qualifying Expenditures within one year of the Effective Date, then this Agreement shall terminate and Atna shall pay to Pinson the difference between $1,500,000 and the amount of Qualifying Expenditures made through the date of the notice of termination or the end of the year, as applicable.

(b) If Atna terminates this Agreement after completing $1,500,000 in Qualifying Expenditures within one year of the Effective Date, it may do so without penalty and, following fulfillment of the obligations set out in Section 5.5, any funds held in escrow pursuant to Section 5.4 shall immediately be released to Atna.

5.4 Escrow Account. In order to secure the obligation of Atna to spend at least $1,500,000 in Qualifying Expenditure within one year of the Effective Date, within 30 days of the Effective Date Atna will deposit $1,500,000 into an interest-bearing escrow account reasonably acceptable to Pinson. The escrow agreement shall provide that (i) interest shall be for Atna's account and will be paid to it monthly; (ii) all other funds may be withdrawn by Atna under a protocol to be agreed by the Parties which shall enable Atna to pay Qualifying Expenditures as and when due and shall entitle Pinson to Atna's certification that the funds are being used for making Qualifying Expenditures as set forth in this Agreement, and (iii) if Atna defaults upon its expenditure commitment under this Agreement during the initial year, Pinson is entitled to draw upon the escrow funds to make up the difference between the actual Qualifying Expenditures made by Atna in the first year and $1,500,000. In order to demonstrate Atna's intention to make further Qualifying Expenditures after the first anniversary date of the Effective Date, Atna will be required, on or before the first anniversary date of the Effective Date and on or before each of the next ensuing two anniversary dates (or subsequent anniversary dates if this Agreement is extended pursuant to section 13.1), to deposit an additional $1,500,000 into the escrow account to fund the following year's Exploration and Development Program. However should Atna spend more than $1,500,000 in the initial or subsequent Agreement years, the amount of required escrowed funds shall be reduced accordingly. Following the initial year, Pinson shall not have any interest in or be entitled to draw upon any of such funds from the escrow account and Atna shall be entitled to direct payment of such funds or to return of such funds at any time, except to the extent Atna's obligations set out in Section 5.5 remain unsatisfied. If the funds described above are not in the escrow account within 30 days of the Effective Date and by the end of each Agreement year annually, this Agreement will terminate.

5.5 Termination by Atna. Following receipt by Pinson of notice of termination of this Agreement as provided in Section 5.3 above or following the failure by Atna to fund the escrow account required under Section 5.4 or upon the failure by Atna to prosecute and complete the Earn-in Obligation within the time period set forth in Article IV, this Agreement shall terminate save and except Sections 2.3, 5.4, 6.5, 9.3, 9.6, 10.4, 11.4 and this Section 5.5, and Atna shall have no further rights or obligations under this Agreement except as follows:

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(a) If Atna provides notice of termination after July 1 of any year, Atna shall deliver to Pinson the federal mining claim maintenance fees due for the Claims on or before September 1 of that year;

(b) If Atna terminates this Agreement within 30 days of any payment obligation required by any Mining Lease and Agreement, Atna must satisfy such payment obligation by delivering the amount of such obligation to Pinson;

(c) Atna will remain responsible for any payments owed to Pinson pursuant to Sections 5.5(a), 5.5(b), 6.2, 6.4(b), 10.2(a), and 10.2(b), and for failure to make adequate Qualifying Expenditures as provided in Sections 5.1 or 5.3(a).

(d) Atna or any Affiliate of Atna shall not acquire any interest or rights within the Area of Interest for a period of one year from the date of termination of the Agreement; and

(e) Atna shall remain responsible for all closure, reclamation, maintenance and monitoring requirements related to Operations conducted by or for Atna on or for the benefit of the Property.

ARTICLE VI
OPERATIONS BY ATNA

6.1 Operator During Earn-In. Atna shall be the Operator of the Property with respect to the Earn-in Obligation and, except as provided in this Agreement, shall have full control, authority, and responsibility for all Operations to be conducted on the Property. Atna shall conduct all Operations in a proper and workmanlike manner, in full compliance with all applicable laws and regulations, and subject always to the terms and conditions of this Agreement and the Mining Leases and Agreements to the extent they relate to the Property.

6.2 Program Objectives. Notwithstanding the discretion provided to Atna as set forth in Section 5.1, unless otherwise agreed to by Pinson, all Qualifying Expenditures made by Atna shall generally be directed toward executing an Exploration and Development Program with a two-fold objective:

(a) To conduct Exploration to evaluate the potential for a large deposit (> 4 million oz.). The main target areas will be deep zones in the Pinson anticline and the down dip extension of the CX zone, down dip on the Range Front fault, and both limbs of the Linehole anticline. A minimum of $1,500,000 of Atna's Earn-in Obligation shall be expended toward this objective, with such work commencing immediately upon execution of this Agreement.

(b) To initiate and carry out a Feasibility Study to define, expand, and mine current resources in the CX and Range Front zones. Work will commence immediately upon execution of this Agreement, and will be made up of 4 overlapping stages:

(i) Stage 1 - Definition drilling of the CX and Range Front zones to infill and confirm resource estimates, to quantify ground conditions, and to determine the distribution of oxide/sulphide mineralization;

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(ii) Stage 2 - Initiate work on permitting for an underground Exploration Program to define a mineable reserve and to obtain bulk metallurgical samples to support feasibility efforts and to carry out such underground Exploration Program. A pre-feasibility study shall be prepared and a copy delivered to Pinson to complete this stage;

(iii) Stage 3 - Mine planning and engineering study for production rate expected to be on the order of 75,000 -100,000 ounces of gold; and

(iv) Stage 4 - Longer-term plans will include drifting out from the deep level of the Exploration access to explore and, if possible, to develop the Linehole zone.

6.3 Permitting. Atna shall be solely responsible for all permitting required for Operations conducted on the Property by it or on its behalf and shall be solely responsible for all environmental liabilities and/or reclamation obligations resulting from its Operations during the earn-in period, which responsibility shall survive termination of this Agreement. Prior to commencing Operations, Atna shall provide Pinson with copies of permitting plans and all permit applications to be filed by Atna and, at all times during the term of this Agreement, Atna shall furnish Pinson with copies of all permits issued and all correspondence with regulatory agencies promptly following receipt by Atna.

6.4 Operations on Previously Mined Areas.

(a) Notwithstanding the provisions of Section 3.1, Atna shall not conduct Exploration, Development or Mining activities within the Restricted Areas without the prior express written authorization of Pinson and then only in a manner subordinate to Pinson's reclamation activities and without unreasonably interfering with or disturbing Pinson's ongoing reclamation activities or the results thereof. Atna acknowledges that the reclamation and closure activities of Pinson with respect to the Property are subject to plans approved by the U.S. Bureau of Land Management other federal or state agencies, and that Atna's Operations shall be compatible with the requirements and restrictions imposed by such plans and Atna shall be responsible for obtaining any modifications of such plans that may be necessary to permit Atna's proposed Operations on the Property.

(b) In order to implement Atna's Program to the extent it involves Operatons within or affecting the Restricted Areas, Atna will prepare and provide to Pinson, at least 30 days prior to the date of its proposed activities, a detailed plan showing the exact nature of Atna's planned Operations within a Restricted Area and the proximity of such activities to Pinson's reclamation activities. The Parties shall then promptly meet and consult with respect to Atna's plan and, subject to the above described restrictions, and subject to Pinson's concurrence with any proposed modifications to any regulatory approvals or requirements needed to accommodate Atna's plan, Pinson shall cooperate with and accommodate Atna to the extent reasonably necessary to allow Atna to pursue its Exploration and Development Program with respect to the Restricted Area.

6.5 Responsibility for Prior Operations.

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(a) Pinson shall be responsible for maintaining appropriate bonding and for the management and control of all closure and reclamation related activities associated with previous Exploration, Development and Mining activities on the Property (including those within the Restricted Areas) through completion of Stage 2 of Atna's Exploration and Development Program, as outlined in paragraph 6.2(b) above, provided however that Pinson shall be required on an on-going basis during that period to consult with Atna as to the nature, scope and extent of such activities and to carry out and incur costs for such activities substantially in accordance with the five year projection referred to in paragraph 6.5(e) below. Provided that such activities are conducted prior to the completion of Stage 2 of Atna's Exploration and Development Program on lands that continue to form part of the Property, the costs incurred by Pinson in connection with such activities shall be paid directly by Pinson and shall be billed to Atna at the same time as property maintenance costs incurred by Pinson as provided in Section 10.1(b) are billed to Atna and shall be reimbursed to Pinson on the same terms.

(b) Following completion of Stage 2 of Atna's Exploration and Development Program and prior to the formation of the Mining Venture, provided that this Agreement remains in effect and that the activities are conducted on lands that continue to form part of the Property, Atna shall assume responsibility for the management and control of all closure and reclamation related activities associated with previous site activities during the period it is Operator. If Pinson elects to undertake the Back-In Obligation and becomes Operator, Pinson shall then re-assume such responsibility during the period it is Operator. Atna and Pinson will share the costs associated with these activities in a ratio of 70:30 while Atna is Operator and 30:70 while Pinson is Operator.

(c) In all cases, costs associated with such activities including but not limited to labor, permit related fees, environmental monitoring, reclamation maintenance, and other reasonable costs including general administrative requirements, shall be included in Qualifying Expenditures.

(d) In the event this Agreement is terminated prior to completion of the Earn-In Obligation, or if Atna completes such obligation but does not elect to exercise the option granted in Section 3.2, or if all or any part of the Property is relinquished from this Agreement, responsibility for all closure and reclamation related activities associated with previous site activities on the Property (or the parts so relinquished) shall revert to Pinson, except to the extent Atna's Operations have adversely affected such activities, in which case Atna shall be responsible for all incremental costs caused by or associated with its Operations. In the event the Parties form the Mining Venture, the management and control of all closure and reclamation related activities on the Property will become the responsibility of the Mining Venture.

(e) In connection with the closure and reclamation activities on the Property, within 60 days of the Effective Date, Pinson will prepare a five year projection for its estimated closure and reclamation program and costs and present such projection to Atna so that Atna may consider such costs in its internal budgeting process. Pinson's five year projection shall also be accompanied with a more detailed annual budget and program for the first year of Operations under this Agreement for Atna's review and input. At least 60 days before the first anniversary date of this Agreement and each subsequent anniversary date, Pinson will update and provide to Atna, for review and input, an updated annual budget and program.

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6.6 Incidental Mining During Earn-In. In the event Operations carried out by Atna results in the production of Mineral Substances in commercial quantities (as opposed to bulk samples), Atna shall cause such substances to be processed and apply the proceeds from the sale of Products to the marginal costs of Mining the Mineral Substances. To the extent the costs of Mining are offset, in whole or in part, by the proceeds from sale, no costs of Mining shall be treated as a Qualifying Expenditure. To the extent a deficit remains, that deficit shall be a Qualifying Expenditure and if, after application of the proceeds to the costs, a positive balance remains, it shall be shared by Atna and Pinson 70:30, respectively, if Atna is the Operator and 30:70, respectively, if Pinson is the Operator when Mining occurs. Pinson shall have a right of first refusal for the off site processing of any ore produced from the Property, including ore that may be mined during underground Exploration drifting and development, on arm's length commercial terms.

6.7 Liens and Insurance. Atna shall, in a timely manner, pay for all labor performed upon or material furnished to the Property at the request of Atna, its employees, contractors and agents, and shall keep the Property free and clear of any and all liens of mechanics or materialmen in connection with services performed and materials supplied at Atna's request; provided, however, that Atna shall have the right in good faith to contest the validity of any lien, claim or liability. Atna shall maintain adequate insurance coverage protecting the Parties to this Agreement from third party claims, including without limitation, workers' liability insurance in statutory amounts and automotive and general liability insurance with minimum limits of $2,000,000. Atna shall provide Pinson with evidence of insurance coverage.

ARTICLE VII
EXERCISE OF THE OPTION; ELECTION BY PINSON.

7.1 Exercise of Option. At any time after completing the Earn-in Obligation and while this Agreement remains in effect, Atna may exercise the option granted in Section 3.2 above by providing written notice to Pinson. The notice shall specify a time and place for closing (which shall be on a normal business day no sooner than 60 days and no later than 90 days from the date of the notice unless otherwise agreed by the Parties) and shall specify whether Atna is exercising the option with respect to all or less than all of the Property. If Atna fails to give notice of exercise of the option during the term provided for Atna to complete the Earn-In Obligation in Article IV above, Pinson shall advise Atna of such failure and this Agreement shall then terminate and Atna shall be deemed to have relinquished its interest in the Property unless, within 30 days of receiving such notice, Atna (having the right to do so) exercises the option.

7.2 Election by Pinson. If Atna notifies Pinson that it elects to exercise its option, at least 15 days prior to the date set for closing, Pinson shall notify Atna of its election to (a) participate with Atna in the Mining Venture with an initial Participating Interest of 30.00%; (b) participate with Atna in the Mining Venture but defer formation of the venture and increase its Participating Interest from 30.00% to 70.00% by funding the next $30,000,000 of Qualifying Expenditures as provided in Article VIII below; or (c) convey an undivided 70.00% of Pinson's interest in the Property to Atna and to offer its remaining interest in the Property for sale to Atna Canada for $15,000,000. The failure by Pinson to provide notice as to its election at least 15 days prior to the date set for closing shall be deemed to be an election by Pinson to participate with Atna in a Mining Venture with an initial Participating Interest of 30.00%.

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7.3 The Closing.

(a) If Pinson has, pursuant to Section 7.2(a), elected or is deemed to have elected to participate with Atna in a Mining Venture with an initial Participating Interest of 30.00%, (i) Atna and Pinson shall be deemed to have associated themselves into a Mining Venture with Participating Interests of 70.00% and 30.00%, respectively, and (ii) at the closing, Pinson will convey to Atna by special warranty deed and assignment an undivided 70.00% of Pinson's interest in the Property, Atna and Pinson will execute the Mining Venture Agreement with respect to Pinson's and Atna's interests in the Property, and the Mining Venture will assume all of Atna's and Pinson's obligations with respect to the Property.

(b) If Pinson has, pursuant to Section 7.2 (b), notified Atna that it elects to participate with Atna in a Mining Venture but that it intends to increase its initial Participating Interest from 30.00% to 70.00%, the closing will be deferred until such time as Pinson has satisfied or not satisfied the Back-In Obligation and will be conducted as provided in Article VIII below.

(c) If Pinson has, pursuant to Section 7.2(c), notified Atna that it elects to convey an undivided 70.00% of Pinson's interest in the Property to Atna and to offer its remaining interest in the Property for sale to Atna Canada for $15,000,000:

(i) The closing will be deferred for up to 120 days during which time Atna Canada will determine if it desires to purchase such interest. In Pinson's notice, Pinson shall state whether it elects to be paid for its interest in common shares of Atna Canada or in cash. For purposes of this Agreement, the number of shares of Atna Canada's stock to be transferred in the case of payment in shares shall be determined by dividing $15,000,000 by the average closing price of Atna Canada shares on the Toronto Stock Exchange over the 30 day period immediately preceding Pinson's notice. Prior to the end of such 120 day period, Atna Canada shall respond to Pinson's notice as to whether it desires to purchase Pinson's remaining interest in the Property or not, with the failure by Atna Canada to notify Pinson prior to the being deemed to be an election not to purchase such interest. Pinson acknowledges that the shares of Atna may be subject to a hold period prescribed by applicable securities laws and regulation.

(ii) If Atna Canada notifies Pinson that it elects to purchase Pinson's remaining interest in the Property, as soon as practical after receipt of Atna Canada's notice, the closing will be held and at the closing (i) Pinson will convey to Atna by special warranty deed and assignment an undivided 70.00% of Pinson's interest in the Property, (ii) Pinson will convey to Atna Canada (or its designee) by special warranty deed and assignment its remaining interest in the Property and Atna Canada will pay to Pinson $15,000,000 in cash or in stock, as appropriate and (iii) Atna and Atna Canada will assume all of Pinson's obligations with respect to the Property.

(iii) If Atna Canada notifies Pinson that it elects not to purchase Pinson's interest in the Property or if Atna Canada fails to notify Pinson of its election

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prior to the end of the 120 day period, as soon as practical thereafter, the closing will be held and at the closing (i) Pinson will convey to Atna by special warranty deed and assignment an undivided 70.00% of Pinson's interest in the Property, but Atna and Pinson will not enter into a Mining Venture with respect to the Property, and (ii) Atna will assume a proportionate share of Pinson's obligations with respect to the Property. Thereafter, subject to the obligations of the Parties under Section 12.1, Atna and Pinson shall each be at liberty to deal with its respective ownership interest in the Property at its sole discretion and without obligation to the other.

7.4 Mining Venture Agreement and Other Documents. If a Mining Venture is formed by the Parties as provided in Section 7.3 or 8.3, Atna and Pinson will execute the Mining Venture Agreement, which shall be in the general format of Form 5A prepared by the Rocky Mountain Mineral Law Foundation, specifically modified as provided in Exhibit B to this Agreement and as may be agreed by the Parties prior to closing. The Parties will negotiate in good faith to prepare an executable version of the Mining Venture Agreement prior to its execution. In all cases, the Parties shall execute and deliver such other documents and shall take such other actions as may be necessary and appropriate to carry out their obligations under this Agreement. Atna or Atna Canada, as appropriate, shall bear the costs of any transfer or other taxes or fees assessed due to the conveyance to it of an interest in the Property; otherwise, each Party shall bear its own costs associated with preparation of documents and participation in the closing.

ARTICLE VIII
BACK-IN RIGHTS OF PINSON

8.1 Back-In Obligation. If Pinson elects, pursuant to Section 7.2(b) above, to increase its interest in the Property from 30.00% to 70.00% (and thereby reduce Atna's interest from 70.00% to 30.00%) following completion of the Earn-in Obligation, Pinson must spend or incur a minimum of $30,000,000 in Qualifying Expenditures on or for the benefit of the Property within the period required for such activities in Article IV above. The activities undertaken by Pinson as Qualifying Expenditures with respect to the Property and the rate at which Pinson makes Qualifying Expenditures shall be at Pinson's sole discretion. Pinson shall notify Atna promptly following completion of the Back-In Obligation. If Pinson fails to give notice of completion of its obligation during the term provided for Pinson to complete the Back-In Obligation in Article IV above, Atna shall advise Pinson of such failure and this Agreement shall then terminate and Pinson shall be deemed to have relinquished its right to increase its interest in the Property unless, within 30 days of receiving such notice, Pinson (having the right to do so) provides such notice.

8.2 Failure to Make Adequate Qualifying Expenditures. Pinson shall have the right, but not the obligation, to make Qualifying Expenditures in the amount of $30,000,000 and to complete the Back-in Obligation or Pinson may relinquish this right at any time by giving written notice of relinquishment to Atna. If Pinson relinquishes this right or if Pinson fails to complete the Earn-in Obligation within the period required in Article IV, within 15 days of the date Pinson notifies Atna that it has relinquished such right or within 15 days of the date of running of the period, as applicable, Pinson shall notify Atna of its election to (a) participate with

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Atna in the Mining Venture with an initial Participating Interest of 30.00% or (b) convey an undivided 70.00% of Pinson's interest in the Property to Atna and to offer its remaining interest in the Property for sale to Atna Canada for $15,000,000. The failure by Pinson to provide notice as to its election at least 15 days prior to the date set for closing shall be deemed to be an election by Pinson to participate with Atna in a Mining Venture with an initial Participating Interest of 30.00%.

8.3 Closing with Respect to the Back-In Obligation.

(a) If Pinson completes the Back-In Obligation, (i) the closing will take place within 90 days of the date Pinson notifies Atna, pursuant to Section 8.1 above, that it has completed such obligation, (ii) Atna and Pinson shall be deemed to have associated themselves into a Mining Venture with Participating Interests of 30.00% and 70.00%, respectively, and (iii) at the closing, Pinson will convey to Atna by special warranty deed and assignment an undivided 30.00% of Pinson's interest in the Property, Atna and Pinson will execute the Mining Venture Agreement with respect to Pinson's and Atna's interests in the Property, and the Mining Venture will assume all of Atna's and Pinson's obligations with respect to the Property.

(b) If Pinson relinquishes the right to complete the Earn-in Obligation or fails to complete the Back-In Obligation within the period required in Article IV, and Pinson elects to participate with Atna in the Mining Venture with an initial Participating Interest of 30.00%, the closing will take place within 90 days of the date Pinson notifies Atna, pursuant to Section 8.2 above, that it has relinquished such right or the required period has elapsed, (ii) Atna and Pinson shall be deemed to have associated themselves into a Mining Venture with Participating Interests of 70.00% and 30.00%, respectively, (iii) Pinson's rights as Operator shall revert to Atna, and (iv) at the closing, Pinson will convey to Atna by special warranty deed and assignment an undivided 70.00% of Pinson's interest in the Property, Atna and Pinson will execute the Mining Venture Agreement with respect to Pinson's and Atna's interests in the Property, and the Mining Venture will assume all of Atna's and Pinson's obligations with respect to the Property.

(c) If Pinson relinquishes the right to complete the Earn-in Obligation or fails to complete the Back-In Obligation within the period required in Article IV, and Pinson elects to convey an undivided 70.00% of Pinson's interest in the Property to Atna and to offer its remaining interest in the Property for sale to Atna Canada for $15,000,000, the procedures set out in Section 7.3(c) will apply.

8.4 Operations by Pinson. Pinson shall be Operator of the Property with respect to the Back-in Obligation and, except as provided in this Agreement, shall have full control, authority, and responsibility for all Operations to be conducted on the Property during the back-in period. Pinson shall conduct all Operations in a proper and workmanlike manner, in full compliance with all applicable laws and regulations, and subject always to the terms and conditions of this Agreement, the Mining Leases and Agreements and any other underlying agreements affecting the Property.

8.5 Related Obligations of Pinson. In conducting Operations on the Property as provided in this Article VIII, Pinson shall be subject to the requirements of Sections 6.1, 6.3, 6.6 and 6.7 in the same manner as such requirements were applied to Atna, and Pinson shall prepare

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reports, conduct meetings and facilitate inspections in the same manner as required of Atna under Article IX and Atna will be subject to the same obligations as applied to Pinson under Article IX.

8.6 Tax Partnership. Each Party agrees that, if requested by the other at any time and if not disadvantageous to it, their relationship shall constitute a tax partnership within the meaning of Section 761(a) of the Internal Revenue Code for federal and state tax purposes, and the Parties further agree to take such actions as are appropriate to establish such relationship by adopting the agreements contained in Exhibit C to the Mining Venture Agreement.

ARTICLE IX
ACCESS TO INFORMATION, REPORTS AND MEETINGS

9.1 Access to Pinson's Information. At all times during the term of this Agreement, Pinson shall make available to Atna, its employees and agents, for review and copying, any and all maps and drilling, Exploration, Development and Mining and metallurgical test data, title, geological and assay data and all other non-interpretive information which it may have or may acquire pertaining to the Property. Pinson also agrees to cooperate with and assist Atna to inform itself of legal, title and mining problems which may be involved in evaluating the potential of the Property. If Atna fails to complete its Earn-In Obligation, Atna will return all copies of all data provided by Pinson.

9.2 Access to Atna's Information. At all times during the term of this Agreement, if requested by Pinson, Atna agrees to provide to Pinson copies of all factual, non-interpretive data directly pertaining to the Property acquired by Atna, such as drill logs, Exploration information, assays and maps. Atna shall present such Exploration Data to Pinson in organized, usable form, pursuant to good mineral exploration industry standards.

9.3 Confidentiality of Data. With respect to any information or data (collectively "data") disclosed or subject to disclosure under Sections 9.1 and 9.2, or disclosed pursuant to the Confidentiality Agreement, both Parties agree to keep the data confidential and not to disclose the data to any person or entity other than (i) their officers, directors, partners, members, employees, attorneys, accountants, lenders or financial advisors who have a bona fide need to have access to such data and who have agreed in writing to be likewise bound by these terms of confidentiality, (ii) such other persons as the Parties jointly agree in writing may receive such data (which agreement may be withheld for any reason or for no reason), and (iii) as may be required by judicial, administrative, or governmental proceeding pursuant to a valid subpoena or applicable order or as otherwise required by law including securities laws and regulation, provided that any disclosure made pursuant to law shall be strictly limited in scope and content to the extent possible given the requirements of legal compliance, and subject to each Party's reasonable prior review and revision (Pinson acknowledging that as a public company Atna Canada is subject to timely disclosure obligations).

9.4 Reports and Meetings.

(a) Atna will provide Pinson with quarterly progress reports with respect to its Earn-in Obligation; provided, however, that significant results shall be reported as soon as they

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are available. Within 60 days after the end of each year prior to completion of the Earn-in Obligation and within 60 days after completion of the Earn-in obligation, Atna shall provide Pinson with detailed reports describing the Qualifying Expenditures made by it for the year and cumulatively and the results of its Operations on the Property during the preceding year or through completion of the Earn-In Obligation, as applicable.

(b) As soon as practicable following preparation of the annual report described in the preceding paragraph, Atna shall meet with Pinson to discuss Atna's past and prospective work plans for the Property. The first such meeting shall take place shortly before or after the first anniversary of the Effective Date, with subsequent meetings to occur annually thereafter. Such meetings may be in person or conducted by telephone.

9.5 Inspections. Pinson and Pinson's agents may inspect the Property and all data and records of Atna related to the Property, including accounting records, during the period Atna is Operator of the Property by providing reasonable advance notice to Atna. Upon receipt of such notice, Atna shall designate a time or times not later than seven days after receipt of such notice during which Pinson and its agents and representatives may enter the Property, or the offices where such records are maintained, during normal business hours for the purpose of inspecting the same. In the exercise of the rights granted to Pinson pursuant to this Section, Pinson and its agents and representatives shall not interfere with or obstruct the activities of Atna on the Property. Pinson shall inspect such Operations at its own risk and expense and shall indemnify Atna, and its affiliated and direct and indirect parent corporations and its and their respective directors, partners, officers, employees, agents, and corporate affiliates from and against any loss, damage, claims or demand by reason of injury to or the presence of Pinson, their agents, representatives, licensees, or guests arising from such inspection.

9.6 Use of Information. Neither Party makes any representation or warranty of any nature concerning the quality, accuracy, reliability or completeness of the information or data exchanged hereunder pursuant to Sections 9.1 and 9.2, or acquired pursuant to the rights provided in Sections 9.4 and 9.5, above, and each Party hereby acknowledges that it relies on any data received from the other Party solely at its own risk. Further, to the extent either Party is permitted to disclose such data received from the other Party under this Agreement, the disclosing Party agrees to provide actual notice to such third parties of the terms and limitations imposed by this Section and to indemnify the other Party against any third Party claims arising from or relating to such disclosure. The Parties shall approve in writing, prior to release, all public announcements, or press releases, and/or disclosures to third parties, to be issued by either Party regarding the Agreement and all matters related thereto. Approval by either Party shall not be unreasonably withheld.

ARTICLE X
PROPERTY MAINTENANCE, ACQUISITION AND RELINQUISHMENT

10.1 Property Maintenance.

(a) During the term of this Agreement and prior to completion of the Earn-In Obligation, subject to Atna's rights under Sections 5.4 and 10.3, Atna shall maintain the Property in good standing and shall be obligated to make all payments, filings, and any other actions

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necessary to maintain the Property. During the term of this Agreement and during the period provided for completion of the Back-In Obligation, Pinson shall maintain the Property in good standing and shall be obligated to make all payments, filings, and any other actions necessary to maintain the Property.

(b) Notwithstanding the Property Maintenance obligations of Atna stated in Section 10.1(a) above, Pinson, as a service to Atna during Atna's earn-in period, will continue to administer land and agreement payments (except for the payment of royalties if Atna produces Products from the Property, which shall be paid directly by Atna). This service is strictly limited to providing land and agreement payment/obligation administration, and shall in no way otherwise entitle Atna to any use or reliance on Pinson's land-legal department services in connection with Atna's Operations hereunder. Pinson will charge Atna a reasonable service fee to recover any labor and associated costs incurred by it in providing this service to Atna. Pinson will provide Atna with timely notice of upcoming Mining Lease and Agreement payments, claim maintenance payments and filings, and tax payments for Atna's approval for payment. Upon approval by Atna, Pinson shall undertake to make the payments and filings on behalf of Atna. If Atna does not timely respond to a payment or obligation notice given by Pinson, Pinson shall consider the payment or obligation authorized and satisfy the same on Atna's behalf. Pinson will promptly bill Atna, using a reasonably detailed statement, for all Property maintenance costs made on Atna's behalf in connection with the activities described in paragraph 10(a) above, including reasonable service fees. Atna shall pay such bill within 30 days of its receipt. All Property maintenance costs and payments will be included in Qualifying Expenditures. Pinson may elect to discontinue the land administration service provided under this Section 10(b) by giving Atna 60 days written notice of such election, and Atna shall thereafter assume this function, provided that Pinson shall continue to forward to Atna all notices or reminders of upcoming payments and other obligations promptly upon their receipt by Pinson.

(c) Should Atna receive notice of tax bills or other assessments affecting the Property, Atna shall promptly forward such notices to Pinson for appropriate action and if not so forwarded Pinson shall not be responsible for any delinquent payment charges or interest charges resulting from the late payment of such taxes.

(d) An estimated Property Payment Schedule for the second half of 2004 and all of 2005 is attached as Exhibit D.

10.2 Property Acquisitions. If either Party or an Affiliate acquires an interest or the right to acquire an interest in real property (including royalty interests) within the Area of Interest during the term of this Agreement, the acquired property shall be subject to the right of the other Party to have such acquired interests or rights become included in the Property and to be subject to this Agreement, within 30 days of receiving notice of the acquisition. If the other Party so elects, the costs of acquiring such interest shall be incurred or reimbursed, as the case may be, by the Operator as a Qualifying Expenditure. If the other Party does not desire to have such interest included in the Property, the acquiring Party may maintain such interest for its own account and such interest shall not be subject to this Agreement.

10.3 Partial Relinquishment. In addition to Atna's right to terminate this Agreement as provided in Article V above, Atna may relinquish portions of the Property to Pinson at any

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time upon written notice to Pinson and keep this Agreement in effect as to the remainder of the Property, provided that portions so released shall constitute entire mining claims or regularly shaped legal subdivisions, as appropriate. Partial relinquishment will relieve Atna of all obligations or liabilities with respect to the relinquished portion in the same manner as would termination of the Agreement as set forth in Article V above.

10.4 Return of Personalty and Fixtures. Atna shall have the right at any time within six months after full or partial termination of this Agreement to remove structures, buildings, machinery, tools, equipment or other facilities placed by it on the Property with respect to which termination has occurred. Any such structures, buildings, machinery, tools, equipment and other facilities not removed prior to the expiration of said period of six months shall be deemed abandoned by Atna and shall become and remain the property of Pinson.

10.5 Amendments and Encumbrances. During the term of this Agreement, Pinson will not agree to any amendment to the Mining Leases and Agreements without first consulting Atna with respect to such amendment. No Party shall alienate or encumber any of the Mining Leases and Agreements or any other interest in the Property without the prior written consent of the other Parties.

10.6 Title Matters. If, in Atna's opinion, title to all or any part of the Property is less than as represented herein or is contested or questioned, Atna shall notify Pinson of the action Atna believes is necessary (including judicial proceedings) to cure any defect in title or to defend such title. Pinson shall take such action in response to Atna's notice that Pinson believes appropriate in its reasonable discretion; provided, however, that Pinson shall not be liable to Atna if Pinson is unsuccessful, withdraws from, or discontinues title litigation or other curative work. Atna agrees to cooperate with Pinson in any such actions taken and to execute all documents and to take such other action as may be reasonably necessary to assist Pinson. If Pinson does not cure such defect to Atna's reasonable satisfaction, Atna may take appropriate action to cure such defect and the costs of Atna's action shall be included in Qualifying Expenditures. It is expressly agreed that should defects in the title to any portion of the Property not be curable to the satisfaction of Atna, Atna may release this Agreement as to such portions of the Property and its rights and obligations hereunder shall immediately cease as to such released portion.

ARTICLE XI
DEFAULT AND CURE; INDEMNIFICATION

11.1 Default in Performance of Obligations. If either Party believes that the other Party is in default in the observance or performance of any of its covenants or obligations hereunder, the Party alleging a default shall give the other Party written notice of default, expressly denominated as a "Notice of Default" and specifying the details of the same. Notwithstanding the fact that Atna's obligation to make Qualifying Expenditures set forth in Section 5.1 above is not an "obligation" of Atna (except for Atna's initial $1,500,000 commitment), the failure to make adequate Qualifying Expenditures during the term of this Agreement shall constitute a "default" for purposes of this Section 11.1 and the notice provisions of Section 13.2 below, and Atna shall have the right to "cure" any such failure before this Agreement is terminated pursuant to the provisions of Section 11.2 below. The term "default"

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also shall include, without the right to cure hereunder, any situation where (i) a party becomes insolvent; (ii) a Party files, or consents by answer or otherwise to the filing against it of, a petition of relief or other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction; or (iii) any similar event.

11.2 Opportunity to Cure. If the alleged default relates to a payment due to Pinson under this Agreement, Atna shall have 15 days from receipt of such notice to remedy such default. With respect to any other default, the defaulting Party shall have a reasonable time of not more than 30 days within which to remedy such default or, with respect to a default which cannot be cured within the 30 day period, to commence within the 30 days such action as may be necessary to remedy such default and to diligently prosecute such action until the default is cured. Unless the defaulting Party shall so comply or commence to comply, this Agreement may be terminated at the option of the other Party or the other Party may seek such other remedies as it might have in law or in equity.

11.3 Disagreement Over Alleged Default. In the event the Party against whom a default is alleged believes that it is not in default, it may give written notice to the other Party within such 15 day or 30 day period, as applicable, setting forth such fact. The Party alleging default must then secure a determination from a court of competent jurisdiction that such default in fact exists. In the event there is such a determination, this Agreement shall not be terminated if the defaulting Party shall satisfy such determination within 30 days following its entry, or if such determination cannot be satisfied solely by the payment of money, by commencing to comply with such determination.

11.4 Mutual Indemnification. Subject to the provisions of this Agreement, Atna assumes responsibility for the work done by it on the Property and specifically shall indemnify, defend and hold harmless Pinson and its Affiliates for and on account of claims, losses, damages, demands, investigations or liabilities arising out of or in connection with its Operations hereunder or the breach of any representation and warranty by Atna in this Agreement. Atna's defense and indemnity obligation includes without limitation any claims related to any reclamation, closure or environmental law related to or arising out of (i) Atna's Operations or interest in the Property or (ii) Atna's Operations and interest in the Restricted Areas following Atna's completion of Stage 2 of the Exploration and Development Program as set forth in Sections 6.2 and 6.4(b). Subject to the provisions of this Agreement, Pinson assumes responsibility for the work done by it on the Property and specifically shall indemnify, defend and hold harmless Atna for and on account of (i) claims arising out of or related to Pinson's Operations hereunder, (ii) the breach of any representation and warranty by Pinson in this Agreement, and (iii) Pinson's pre-Agreement operations on the Property including within the Restricted Areas; provided, however, that with respect to Pinson's pre-Agreement operations within the Restricted Areas, the defense, indemnity and hold harmless obligations of Pinson hereunder shall end at such time as Atna has completed Stage 2 of its Exploration and Development Program after which such obligations will be shared in the proportions provided in Section 6.5(b) or revert to Pinson as provided in Section 6.5(d).

11.5 Attorneys' Fees. In any action initiated pursuant to this Article, the prevailing Party shall be entitled to its costs and fees, including reasonable attorneys' fees.

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ARTICLE XII
ASSIGNMENTS AND TRANSFERS.

12.1 Assignment and First Right of Refusal. Until Atna has satisfied its Earn-In Obligation, Atna may not assign its rights under this Agreement to any third party, except to an Affiliate. Otherwise neither Party shall sell, assign, or transfer its interest in this Agreement or the Property to any third party, without first having offered the same to the other Party in writing. If the non-offering Party fails to accept such offer or declines to acquire the offering Party's interest or right within 30 days of receipt of such offer, the offering Party shall then have the right to transfer its interest or right without further restriction on the same terms as offered to the other Party hereunder or less favorable terms within 30 days following such declination. For purposes of this Section, the consideration for the rights and interests to be sold shall be an amount payable in Dollars. If the offering Party fails to consummate the transaction within such 30 day period, the terms of this clause shall again come into effect with respect to the offering Party's interest hereunder. Any sale or assignment shall be made subject to the rights and obligations created by this Agreement, including those with regard to assignment, the transferee shall agree in writing to be bound by the terms of this Agreement, and no sale or assignment shall relieve the transferring Party of its obligations hereunder.

ARTICLE XIII
MISCELLANEOUS

13.1 Force Majeure. No Party hereto shall be liable to any other Party and no Party hereto shall be deemed in default under this Agreement for any failure or delay to perform any of its covenants and agreements caused or arising out of any act not within the control of the Party, excluding lack of funds. Such acts shall include, without limitation, acts of God, strikes, lockouts, or other industrial disputes, acts of the public enemy, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities, including environmental protection agencies, unavailability of equipment, interference of environmental or native rights advocacy groups, or other causes whether of the kind enumerated above or otherwise. Any period for performance affected by such events shall be extended for a period commensurate with the period of the delay, provided that the failure to obtain any approvals required from regulatory authorities, including environmental protection agencies, shall not constitute an event of force majeure for more than two years. So far as possible, the Party affected will take all reasonable steps to remedy the delay caused by the events referred to above, provided, however, that nothing contained in this Section shall require any Party to settle any industrial dispute or to test the constitutionality of any law.

13.2 Notices. Notices shall be in writing and shall be delivered either (i) personally, (ii) by registered or certified mail, postage prepaid, (iii) by any reputable commercial courier service for next day delivery, or (iv) by confirmed facsimile transmission, and addressed or transmitted as follows:

If to Pinson:

Pinson Mining Company
293 Spruce Road

If to Atna or Atna Canada:

Atna Resources Ltd.
Suite 510, 510 Burrard Street

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Elko, Nevada 89801
Attention: Ed Cope, Vice President, Exploration
Tel: (775) 738-2062
Fax: (775) 738-2804

With a Copy to:

Barrick Gold of North America, Inc.
136 East South Temple, Suite 1300
Salt Lake City, Utah 84111-1180
Tel: (801) 741-4660
Fax: (801) 366-9242
Attention: Legal-Land Department

And:

Alex Davidson
Executive Vice President
Barrick Gold Corporation
BCE Place
TD Canada Trust Tower, Suite 3700
161 Bay Street P.O. Box 212
Toronto, ON M5J 2S1
Canada

Vancouver, B.C.
Canada V6C 3A8
Attention: David Watkins
Telephone: (604) 684-2285
Facsimile: (604) 684-8887

All notices shall be effective upon actual receipt if received during the normal business hours of the receiving Party and on the next normal business day of the receiving Party if delivered other than during normal business hours. The Parties may change the place to which notice is to be delivered by giving written notice to the other Party in accordance with this Section.

13.3 Confidentiality of Agreement. Atna and Atna Canada shall not disclose the terms of this Agreement without the prior written consent of Pinson, which consent shall be at Pinson's sole discretion; provided that Atna or Atna Canada may make such disclosures as may be required by law including securities laws and regulation, it being agreed that any disclosure made pursuant to law shall be (i) strictly limited in scope and content to the extent possible given the requirements of legal compliance, and (ii) subject to Pinson's reasonable prior review and revision (Pinson acknowledging that as a public company Atna Canada is subject to timely disclosure obligations).

13.4 General.

(a) The Parties agree that this Agreement shall not be filed or recorded. Upon the execution of this Agreement, the Parties will simultaneously execute a memorandum of this Agreement, substantially in the form attached as Exhibit C, and such memorandum shall be recorded in the appropriate county or counties.

601273.5

22

(b) This is the entire agreement between the Parties and supercedes all prior agreements and understandings of the Parties relating to the subject matter hereof, except for the Confidentiality Agreement dated February 19, 2004 between Atna and Pinson (except the confidentiality provisions therein which are superseded by this Agreement. No modification of this Agreement shall be effective unless in writing and executed by the Parties to this Agreement.

(c) This Agreement shall be construed, interpreted and governed by the laws of the State of Nevada, without regard to conflict of laws or choice of laws rules that would permit or require application of the laws of any other jurisdiction.

(d) As to any provision in this Agreement, the Parties do not intend that there shall be any violation of the Rule against Perpetuities or any rule relating to restraints upon alienation. If any such violation should inadvertently occur, it is the intent and desire of the Parties hereto that the appropriate court shall reform such provision in such a way as to approximate most closely the intent of the Parties hereto within the limits permissible under such Rule or related rule.

(e) All of the covenants, conditions, and provisions of this Agreement shall run with the land and shall inure to the benefit of and be binding upon the Parties, their respective heirs, executors, administrators, successors and assigns.

(f) To the extent necessary to effectuate the intention of the Parties, this Agreement shall survive (i) exercise of the option and the delivery of all instruments as provided herein and (ii) termination of this Agreement.

(g) Each of the Parties each represent and warrant to the other that neither it nor any of such Party's representatives, agents, or employees, has dealt or consulted with any real estate broker or agent in connection with the transactions contemplated herein.

(h) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and all such counterparts together shall constitute one and the same agreement. The Parties agree that this Agreement may be transmitted between them by facsimile machine. The Parties intend that signatures so transmitted constitute original signatures and that an agreement so transmitted containing the signatures (original or facsimile) of all the Parties is binding on the Parties.

(i) No waiver of any breach of this Agreement shall be binding unless evidenced in writing, executed by the Party against whom the waiver is asserted. Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

(j) Each Party shall execute such documents, assignments, endorsements, instruments and evidences of transfer and give such further assurances as shall be necessary or appropriate in connection with the performance of its obligations under this Agreement.

(k) If any term or condition herein contained shall be in conflict with or inconsistent with applicable law, the same shall be deemed to be severable herefrom and shall

601273.5

23

not invalidate the remaining terms and conditions herein contained. This Agreement with any such terms and conditions severed shall continue in full force and effect.

Atna, Atna Canada and Pinson have executed this Agreement to be effective as of the Effective Date.

Pinson Mining Company

By Barrick Holding Co., General Partner

By: ____________________
Print Name: JOHN T. McDONOUGH
Title: VICE PRESIDENT

By Homestake Mining Company of California, General Partner

By: ____________________
Print Name: Greg A. Lang
Title: Vice President

Atna Resources Inc.

By: ____________________
Print Name: DAVID WATKINS
Title: PRESIDENT

Atna Resources Ltd.

By: ____________________
Print Name: DAVID WATKINS
Title: PRESIDENT / CEO

601273.5

24

ACKNOWLEDGMENTS

PROVINCE ~~STATE~~ OF BRITISH COLUMBIA)
:ss
COUNTY OF VANCOUVER)

The foregoing instrument was acknowledged before me this 13 day of August, 2004 by DAVID WATKINS, the PRESIDENT of Atna Resources, Inc.

NOTARY PUBLIC

My Commission ~~Expires:~~
IS FOR LIFE

CHRISTOPHER G. BALDWIN
Barrister & Solicitor
1600 - 925 W. GEORGIA ST.
VANCOUVER, B.C. V6C 3L2
(604) 685-3456

PROVINCE ~~STATE~~ OF BRITISH COLUMBIA)
:ss
COUNTY OF VANCOUVER)

The foregoing instrument was acknowledged before me this 13 day of August, 2004 by DAVID WATKINS, the PRESIDENT of Atna Resources Ltd.

NOTARY PUBLIC

My Commission ~~Expires:~~
IS FOR LIFE

CHRISTOPHER G. BALDWIN
Barrister & Solicitor
1600 - 925 W. GEORGIA ST.
VANCOUVER, B.C. V6C 3L2
(604) 685-3456

STATE OF Utah)
:ss
COUNTY OF Salt Lake

The foregoing instrument was acknowledged before me this 12th day of Aug, 2004 by JOHN T. McDONOUGH the VICE PRESIDENT of Barrick Holding Co.

Margaret S. Richardson
NOTARY PUBLIC

My Commission Expires:
12-07-2004

Notary Public
MARGARET S. RICHARDSON
8318 West 3595 South
Magna, Utah 84044-6601
My Commission Expires
December 7, 2004
State of Utah

601273.5

25

STATE OF Utah )
:ss
COUNTY OF Salt Lake )

The foregoing instrument was acknowledged before me this 12th day of August, 2004 by GREG A. LANG, the VICE PRESIDENT of Homestake Mining Company of California.

Margaret S. Richardson
NOTARY PUBLIC

My Commission Expires:

12-07-2004

Notary Public
MARGARET S. RICHARDSON
8315 West 3595 South
Magna, Utah 84044-6601
My Commission Expires
December 7, 2004
State of Utah

601273.5

26

EXHIBIT A

Attached to and made a part of that certain Exploration Agreement with Option for Mining Venture (Pinson Project) dated effective August ____, 2004 between Pinson Mining Company, Atna Resources Inc. and Atna Resources Ltd.

THE PROPERTY

[Attached Exhibit A – Parts I - III]

The following mining claims and/or other property interests, situated in Humboldt County, Nevada, M.D.M., as more particularly described by the attached Parts I – VI to Exhibit A:

Part I – The Claims

Part II - Fee Lands

Part III - Mining Leases and Agreements

Part IV - Area of Interest Description

Part V - Property/Royalty/Area of Interest Map

Part VI - Restricted Areas Map

601273.5

Date: 7/12/2004

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
Property: JACKSON MTN (EURO NV & AUSTIN)							Leased		See PRN: F219			
Owner Name: NEWMONT CAPITAL LIMITED												
BEE DEE # 1A	NMC	319892	09/07/1984	Humboldt	NV	38N	42E	32	191	116		
BEE DEE # 2A	NMC	319893	09/07/1984	Humboldt	NV	38N	42E	32	191	117		
BEE DEE # 3A	NMC	319894	09/07/1984	Humboldt	NV	38N	42E	32	191	118		
BEE DEE # 4A	NMC	319895	09/07/1984	Humboldt	NV	38N	42E	32	191	119		
BEE DEE # 5A	NMC	319896	09/07/1984	Humboldt	NV	38N	42E	32	191	120		
BEE DEE # 6A	NMC	319897	09/07/1984	Humboldt	NV	38N	42E	32	191	121		
BEE DEE # 7A	NMC	319898	09/07/1984	Humboldt	NV	38N	42E	32	191	122		
BEE DEE # 8A	NMC	319899	09/07/1984	Humboldt	NV	38N	42E	32	191	123		
BEE DEE # 9A	NMC	319900	09/07/1984	Humboldt	NV	38N	42E	31,32	191	124		
BEE DEE # 10A	NMC	319901	09/07/1984	Humboldt	NV	37N	42E	5	191	125		
				Humboldt	NV	38N	42E	32	191	125		
BEE DEE # 11A	NMC	319902	09/07/1984	Humboldt	NV	37N	42E	5	191	126		
				Humboldt	NV	38N	42E	32	191	126		
BEE DEE # 12A	NMC	319903	09/07/1984	Humboldt	NV	37N	42E	5	191	127		
				Humboldt	NV	38N	42E	32	191	127		
BEE DEE # 13A	NMC	319904	09/07/1984	Humboldt	NV	37N	42E	5	191	128		
				Humboldt	NV	38N	42E	32	191	128		
BEE DEE # 14A	NMC	319905	09/07/1984	Humboldt	NV	37N	42E	5	191	129		
				Humboldt	NV	38N	42E	32	191	129		
BEE DEE # 15A	NMC	319906	09/07/1984	Humboldt	NV	37N	42E	5	191	130		

Page 1 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
				Humboldt	NV	38N	42E	32	191	130		
BEE DEE # 16A	NMC	319907	09/07/1984	Humboldt	NV	37N	42E	5	191	131		
				Humboldt	NV	38N	42E	32	191	131		
BEE DEE # 17A	NMC	319908	09/07/1984	Humboldt	NV	37N	42E	5	191	132		
				Humboldt	NV	38N	42E	32	191	132		
BEE DEE # 18A	NMC	319909	09/07/1984	Humboldt	NV	37N	42E	5,6	191	133		
				Humboldt	NV	38N	42E	31,32	191	133		
BEE DEE # 21	NMC	282123	07/29/1983	Humboldt	NV	37N	42E	6	180	256		
BEE DEE # 22	NMC	282124	07/29/1983	Humboldt	NV	37N	42E	6	180	257		
BEE DEE # 23	NMC	282125	07/29/1983	Humboldt	NV	37N	42E	6	180	258		
BEE DEE # 24	NMC	282126	07/29/1983	Humboldt	NV	37N	42E	6	180	259		
BEE DEE # 25	NMC	282127	07/29/1983	Humboldt	NV	37N	42E	6	180	260		
BEE DEE # 26	NMC	282128	07/29/1983	Humboldt	NV	37N	42E	6	180	261		
BEE DEE # 27	NMC	282129	07/29/1983	Humboldt	NV	37N	42E	6	180	262		
BEE DEE # 28	NMC	282130	07/29/1983	Humboldt	NV	37N	42E	6	180	263		
BEE DEE # 29	NMC	282131	07/29/1983	Humboldt	NV	37N	42E	6	180	264		
BEE DEE # 30	NMC	282132	07/29/1983	Humboldt	NV	37N	42E	6	180	265		
BEE DEE # 31	NMC	282133	07/29/1983	Humboldt	NV	37N	42E	6	180	266		
BEE DEE # 32	NMC	282134	07/29/1983	Humboldt	NV	37N	42E	6	180	267		
BEE DEE # 33	NMC	282135	07/29/1983	Humboldt	NV	37N	42E	6	180	268		
BEE DEE # 34	NMC	282136	07/29/1983	Humboldt	NV	37N	42E	6	180	269		
BEE DEE # 35	NMC	282137	07/29/1983	Humboldt	NV	37N	42E	6	180	270		
BEE DEE # 36	NMC	282138	07/29/1983	Humboldt	NV	37N	42E	6	180	271		

Page 2 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
BEE DEE # 37	NMC	282139	07/29/1983	Humboldt	NV	37N	42E	6	180	272		
BEE DEE # 38	NMC	282140	07/29/1983	Humboldt	NV	37N	42E	6	180	273		
BEE DEE # 39	NMC	282141	07/29/1983	Humboldt	NV	37N	42E	6	180	274		
BEE DEE # 40	NMC	282142	07/29/1983	Humboldt	NV	37N	42E	6	180	275		
BEE DEE # 41	NMC	282143	07/29/1983	Humboldt	NV	37N	42E	6	180	276		
BEE DEE # 42	NMC	282144	07/29/1983	Humboldt	NV	37N	42E	6	180	277		
BEE DEE # 43	NMC	282145	07/29/1983	Humboldt	NV	37N	42E	6	180	278		
BEE DEE # 44	NMC	282146	07/29/1983	Humboldt	NV	37N	42E	6	180	279		
BEE DEE # 45	NMC	282147	07/29/1983	Humboldt	NV	37N	42E	6	180	280		
BEE DEE # 46	NMC	282148	07/29/1983	Humboldt	NV	37N	42E	6	180	281		
BEE DEE # 47	NMC	282149	07/29/1983	Humboldt	NV	37N	42E	6	180	282		
BEE DEE # 48	NMC	282150	07/29/1983	Humboldt	NV	37N	42E	6	180	283		
BEE DEE # 49	NMC	282151	07/29/1983	Humboldt	NV	37N	42E	6	180	284		
BEE DEE # 50	NMC	282152	07/29/1983	Humboldt	NV	37N	42E	6	180	285		
BEE DEE # 51	NMC	282153	07/29/1983	Humboldt	NV	37N	42E	6	180	286		
BEE DEE # 52	NMC	282154	07/29/1983	Humboldt	NV	37N	42E	6	180	287		
BEE DEE # 53	NMC	282155	07/29/1983	Humboldt	NV	37N	42E	6	180	288		
BEE DEE # 54	NMC	282156	07/29/1983	Humboldt	NV	37N	42E	6	180	289		
BEE DEE # 55	NMC	282157	07/29/1983	Humboldt	NV	37N	42E	6	180	290		
BEE DEE # 56	NMC	282158	07/29/1983	Humboldt	NV	37N	42E	6	180	291		
NEW BEE DEE FRAC. # 1	NMC	282121	07/29/1983	Humboldt	NV	38N	42E	32,33	180	254		
											2002 6364	Y
NEW BEE DEE FRAC. # 2	NMC	282122	07/29/1983	Humboldt	NV	37N	42E	4,5	180	255		

Page 3 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
											2002 6365	Y
				Humboldt	NV	38N	42E	32,33	180	255		
											2002 6365	Y
Total for this owner: 56												
Total for this PRN (property):		56										
Property: PACIFIC AND CORD CLAIMS						Owned				See PRN: F222		
Owner Name: PINSON MINING COMPANY												
CORD 1	NMC	791906	07/02/1998	Humboldt	NV	38N	42E	20			1998 4045	
CORD 2	NMC	791907	07/02/1998	Humboldt	NV	38N	42E	20			1998 4046	
CORD 3	NMC	791908	07/02/1998	Humboldt	NV	38N	42E	20			1998 4047	
CORD 4	NMC	791909	07/02/1998	Humboldt	NV	38N	42E	20			1998 4048	
CORD 5	NMC	791910	07/02/1998	Humboldt	NV	38N	42E	20			1998 4049	
PACIFIC # 1A	NMC	319814	09/08/1984	Humboldt	NV	38N	42E	21,28	191	230		
PACIFIC # 2A	NMC	319815	09/08/1984	Humboldt	NV	38N	42E	28	191	231		
PACIFIC # 3A	NMC	319816	09/08/1984	Humboldt	NV	38N	42E	28	191	232		
PACIFIC # 4A	NMC	319817	09/08/1984	Humboldt	NV	38N	42E	28	191	233		
PACIFIC # 5A	NMC	319818	09/09/1984	Humboldt	NV	38N	42E	28	191	234		
PACIFIC # 6A	NMC	319819	09/08/1984	Humboldt	NV	38N	42E	28	191	235		
PACIFIC # 7A	NMC	319820	09/08/1984	Humboldt	NV	38N	42E	28	191	236		
Total for this owner: 12												
Total for this PRN (property):		12										

Page 4 of 30

Active Property

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
Property: **TOROK, J.M.**							Leased			See PRN: F235		
Owner Name: TOROK, JOHN												
TOROK 1	NMC	791911	07/02/1998	Humboldt	NV	38N	42E	20			1998 4039	
TOROK 2	NMC	791912	07/02/1998	Humboldt	NV	38N	42E	20			1998 4040	
TOROK 3	NMC	791913	07/02/1998	Humboldt	NV	38N	42E	20			1998 4041	
TOROK 4	NMC	791914	07/02/1998	Humboldt	NV	38N	42E	20			1998 4042	
TOROK 5	NMC	791915	07/02/1998	Humboldt	NV	38N	42E	20			1998 4043	
Total for this owner: 5												
Total for this PRN (property): 5												
Property: **VEK/ANDRUS (OSG)**							Leased			See PRN: F237		
Owner Name: VEK ASSOCIATES												
OSG # 9	NMC	243135	04/14/1982	Humboldt	NV	37N	42E	4	162	363		
OSG # 11	NMC	243137	04/14/1982	Humboldt	NV	37N	42E	4	162	365		
OSG # 13	NMC	243139	04/14/1982	Humboldt	NV	37N	42E	4	162	367		
OSG # 14	NMC	243140	04/14/1982	Humboldt	NV	37N	42E	4	162	368		
OSG # 15	NMC	243141	04/14/1982	Humboldt	NV	37N	42E	4	162	369		
OSG # 16	NMC	243142	04/14/1982	Humboldt	NV	37N	42E	4	162	370		
OSG # 17	NMC	243143	04/14/1982	Humboldt	NV	37N	42E	4	162	371		
OSG # 18	NMC	243144	04/14/1982	Humboldt	NV	37N	42E	4	162	372		
OSG # 19	NMC	243145	04/14/1982	Humboldt	NV	37N	42E	4	162	373		
OSG # 20	NMC	243146	04/14/1982	Humboldt	NV	37N	42E	4	162	374		

Page 5 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Date: 7/12/2004

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
OSG # 21	NMC	243147	04/14/1982	Humboldt	NV	37N	42E	4	162	375		
OSG # 22	NMC	243148	04/14/1982	Humboldt	NV	37N	42E	4	162	376		
OSG # 23	NMC	243149	04/14/1982	Humboldt	NV	37N	42E	4	162	377		
OSG # 24	NMC	243150	04/14/1982	Humboldt	NV	37N	42E	4	162	378		
OSG # 25	NMC	243151	04/15/1982	Humboldt	NV	37N	42E	4	162	379		
OSG # 26	NMC	243152	04/15/1982	Humboldt	NV	37N	42E	4	162	380		
OSG # 27	NMC	243153	04/15/1982	Humboldt	NV	37N	42E	4	162	381		
OSG # 28	NMC	243154	04/15/1982	Humboldt	NV	37N	42E	4	162	382		
OSG # 29	NMC	243155	04/15/1982	Humboldt	NV	37N	42E	4	162	383		
OSG # 30	NMC	243156	04/15/1982	Humboldt	NV	37N	42E	4	162	384		
OSG # 35	NMC	243161	04/16/1982	Humboldt	NV	37N	42E	8	162	389		
OSG # 37	NMC	243163	04/16/1982	Humboldt	NV	37N	42E	8	162	391		
OSG # 39	NMC	243165	04/16/1982	Humboldt	NV	37N	42E	8	162	393		
OSG # 40	NMC	243166	04/16/1982	Humboldt	NV	37N	42E	8	162	394		
OSG # 41	NMC	243167	04/16/1982	Humboldt	NV	37N	42E	8	162	395		
OSG # 42	NMC	243168	04/16/1982	Humboldt	NV	37N	42E	8	162	396		
OSG # 43	NMC	243169	04/16/1982	Humboldt	NV	37N	42E	8	162	397		
OSG # 44	NMC	243170	04/16/1982	Humboldt	NV	37N	42E	8	162	398		
OSG # 45	NMC	243171	04/16/1982	Humboldt	NV	37N	42E	8	162	399		
OSG # 46	NMC	243172	04/16/1982	Humboldt	NV	37N	42E	8	162	400		
OSG # 47	NMC	243173	04/16/1982	Humboldt	NV	37N	42E	8	162	401		
OSG # 48	NMC	243174	04/16/1982	Humboldt	NV	37N	42E	8	162	402		
OSG # 49	NMC	243175	04/17/1982	Humboldt	NV	37N	42E	8	162	403		

Page 6 of 30

Active Property

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
OSG # 50	NMC	243176	04/17/1982	Humboldt	NV	37N	42E	8	162	404		
OSG # 51	NMC	243177	04/17/1982	Humboldt	NV	37N	42E	8	162	405		
OSG # 52	NMC	243178	04/17/1982	Humboldt	NV	37N	42E	8	162	406		
OSG # 53	NMC	243179	04/17/1982	Humboldt	NV	37N	42E	8	162	407		
OSG # 54	NMC	243180	04/17/1982	Humboldt	NV	37N	42E	8	162	408		
OSG # 55	NMC	243181	04/17/1982	Humboldt	NV	37N	42E	8	162	409		
OSG # 56	NMC	243182	04/17/1982	Humboldt	NV	37N	42E	8	162	410		
OSG # 57	NMC	243183	04/17/1982	Humboldt	NV	37N	42E	8	162	411		
OSG # 58	NMC	243184	04/17/1982	Humboldt	NV	37N	42E	8	162	412		
OSG # 59	NMC	243185	04/17/1982	Humboldt	NV	37N	42E	8	162	413		
OSG # 60	NMC	243186	04/17/1982	Humboldt	NV	37N	42E	8	162	414		
OSG # 61	NMC	243187	04/17/1982	Humboldt	NV	37N	42E	8	162	415		
OSG # 62	NMC	243188	04/17/1982	Humboldt	NV	37N	42E	8	162	416		
OSG # 63	NMC	243189	04/17/1982	Humboldt	NV	37N	42E	8	162	417		
OSG # 64	NMC	243190	04/17/1982	Humboldt	NV	37N	42E	8	162	418		
OSG # 65	NMC	243191	04/17/1982	Humboldt	NV	37N	42E	8	162	419		
OSG # 66	NMC	243192	04/17/1982	Humboldt	NV	37N	42E	8	162	420		
OSG # 73	NMC	243199	04/19/1982	Humboldt	NV	37N	42E	16	162	427		
OSG # 75	NMC	243201	04/19/1982	Humboldt	NV	37N	42E	16	162	429		
OSG # 77	NMC	243203	04/19/1982	Humboldt	NV	37N	42E	16	162	431		
Total for this owner: 53												
Total for this PRN (property):		53										

Page 7 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
Property: **SIDE LINE EXTN.**							Owned				See PRN: F239	
Owner Name: PINSON MINING COMPANY												
SIDE LINE EXTENSION # 63A	NMC	319974	09/17/1984	Humboldt	NV	38N	42E	9,16	191	221		
SIDE LINE EXTENSION # 64A	NMC	319975	09/17/1984	Humboldt	NV	38N	42E	9,16	191	222		
SIDE LINE EXTENSION # 65A	NMC	319976	09/17/1984	Humboldt	NV	38N	42E	9,16	191	223		
Total for this owner: 3												
Total for this PRN (property): 3												
Property: **CX CLAIMS**							Owned				See PRN: F243	
Owner Name: PINSON MINING COMPANY												
CX # 1A	NMC	319833	09/11/1984	Humboldt	NV	38N	42E	28	191	255		
CX # 2A	NMC	319834	09/06/1984	Humboldt	NV	38N	42E	28	191	256		
CX # 3A	NMC	319835	09/11/1984	Humboldt	NV	38N	42E	28	191	257		
CX # 4A	NMC	319836	09/06/1984	Humboldt	NV	38N	42E	28	191	258		
CX # 5A	NMC	319837	09/11/1984	Humboldt	NV	38N	42E	28	191	259		
CX # 6A	NMC	319838	09/06/1984	Humboldt	NV	38N	42E	28	191	260		
CX # 7A	NMC	319839	09/11/1984	Humboldt	NV	38N	42E	28	191	261		
CX # 8A	NMC	319840	09/06/1984	Humboldt	NV	38N	42E	28	191	262		
CX # 9A	NMC	319841	09/11/1984	Humboldt	NV	38N	42E	28	191	263		
CX # 10A	NMC	319842	09/06/1984	Humboldt	NV	38N	42E	28	191	264		
CX # 11A	NMC	319843	09/06/1984	Humboldt	NV	38N	42E	28	191	265		
CX # 12A	NMC	319844	09/06/1984	Humboldt	NV	38N	42E	28	191	266		

Page 8 of 30

Date: 7/12/2004

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
CX # 13A	NMC	319845	09/06/1984	Humboldt	NV	38N	42E	28	191	267		
CX # 14A	NMC	319846	09/14/1984	Humboldt	NV	38N	42E	28,33	191	268		
CX # 15A	NMC	319847	09/06/1984	Humboldt	NV	38N	42E	27,28	191	269		
CX # 16A	NMC	319848	09/06/1984	Humboldt	NV	38N	42E	27,28	191	270		
CX # 17A	NMC	319849	09/06/1984	Humboldt	NV	38N	42E	27,28	191	271		
CX # 18A	NMC	319850	09/06/1984	Humboldt	NV	38N	42E	27,28	191	272		
CX # 19A	NMC	319851	09/06/1984	Humboldt	NV	38N	42E	27,28	191	273		
CX # 20A	NMC	319852	09/06/1984	Humboldt	NV	38N	42E	27,28	191	274		
CX # 21A	NMC	319853	09/06/1984	Humboldt	NV	38N	42E	27,28	191	275		
CX # 22A	NMC	319854	09/06/1984	Humboldt	NV	38N	42E	27,28	191	276		
CX # 23A	NMC	319855	09/06/1984	Humboldt	NV	38N	42E	27,28,33,34	191	277		
CX - 24	NMC	342977	05/31/1985	Humboldt	NV	38N	42E	22	200	371		
CX - 25	NMC	342978	05/31/1985	Humboldt	NV	38N	42E	22	200	372		
CX - 26	NMC	342979	05/31/1985	Humboldt	NV	38N	42E	22	200	373		
CX - 27	NMC	342980	05/31/1985	Humboldt	NV	38N	42E	22	200	374		
CX - 28	NMC	342981	05/31/1985	Humboldt	NV	38N	42E	22	200	375		
CX - 29	NMC	342982	05/31/1985	Humboldt	NV	38N	42E	22	200	376		
CX - 30	NMC	342983	05/31/1985	Humboldt	NV	38N	42E	22	200	377		
CX - 31	NMC	342984	05/31/1985	Humboldt	NV	38N	42E	22	200	378		
CX - 32	NMC	342985	05/31/1985	Humboldt	NV	38N	42E	22	200	379		
CX - 33	NMC	342986	05/31/1985	Humboldt	NV	38N	42E	22	200	380		
CX - 34	NMC	342987	05/31/1985	Humboldt	NV	38N	42E	22	200	381		
CX - 35	NMC	342988	05/31/1985	Humboldt	NV	38N	42E	22	200	382		

Page 9 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Date: 7/12/2004

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
CX - 36	NMC	342989	05/31/1985	Humboldt	NV	38N	42E	22	200	383		
CX - 37	NMC	342990	05/31/1985	Humboldt	NV	38N	42E	22	200	384		
CX - 38	NMC	342991	05/31/1985	Humboldt	NV	38N	42E	22	200	385		
CX - 39	NMC	342992	05/31/1985	Humboldt	NV	38N	42E	22	200	386		
CX - 40	NMC	342993	05/31/1985	Humboldt	NV	38N	42E	22	200	387		
CX - 41	NMC	342994	05/31/1985	Humboldt	NV	38N	42E	22	200	388		
Total for this owner: 41												
Total for this PRN (property): 41												
Property: JEAN CLAIMS							Owned				See PRN: F244	
Owner Name: PINSON MINING COMPANY												
JEAN # 38A	NMC	319977	09/07/1984	Humboldt	NV	37N	41E	14	191	296		
JEAN # 39A	NMC	319978	09/07/1984	Humboldt	NV	37N	41E	14	191	297		
JEAN # 40A	NMC	319979	09/07/1984	Humboldt	NV	37N	41E	14	191	298		
JEAN # 41A	NMC	319980	09/07/1984	Humboldt	NV	37N	41E	14	191	299		
JEAN # 42A	NMC	319981	09/07/1984	Humboldt	NV	37N	41E	14	191	300		
JEAN # 43A	NMC	319982	09/07/1984	Humboldt	NV	37N	41E	14	191	301		
JEAN # 44A	NMC	319983	09/07/1984	Humboldt	NV	37N	41E	14	191	302		
JEAN # 45A	NMC	319984	09/07/1984	Humboldt	NV	37N	41E	14	191	303		
JEAN # 46A	NMC	319985	09/07/1984	Humboldt	NV	37N	41E	14,15	191	304		
JEAN # 47A	NMC	319986	09/07/1984	Humboldt	NV	37N	41E	14	191	305		
JEAN # 48A	NMC	319987	09/07/1984	Humboldt	NV	37N	41E	14	191	306		
JEAN # 49A	NMC	319988	09/07/1984	Humboldt	NV	37N	41E	14	191	307		

Page 10 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
JEAN # 50A	NMC	319989	09/07/1984	Humboldt	NV	37N	41E	14	191	308		
JEAN # 51A	NMC	319990	09/07/1984	Humboldt	NV	37N	41E	14	191	309		
JEAN # 52A	NMC	319991	09/07/1984	Humboldt	NV	37N	41E	14	191	310		
JEAN # 53A	NMC	319992	09/14/1984	Humboldt	NV	37N	41E	14	191	311		
JEAN # 54A	NMC	319993	09/08/1984	Humboldt	NV	37N	41E	12	191	324		
JEAN # 55A	NMC	319994	09/08/1984	Humboldt	NV	37N	41E	12	191	325		
JEAN # 56A	NMC	319995	09/08/1984	Humboldt	NV	37N	41E	12	191	326		
JEAN # 57A	NMC	319996	09/08/1984	Humboldt	NV	37N	41E	12	191	327		
JEAN # 58A	NMC	319997	09/08/1984	Humboldt	NV	37N	41E	12	191	328		
JEAN # 59A	NMC	319998	09/08/1984	Humboldt	NV	37N	41E	12	191	329		
JEAN # 60A	NMC	319999	09/08/1984	Humboldt	NV	37N	41E	12	191	330		
JEAN # 61A	NMC	320000	09/08/1984	Humboldt	NV	37N	41E	12	191	331		
JEAN # 62A	NMC	320001	09/08/1984	Humboldt	NV	37N	41E	1,12	191	332		
JEAN # 63A	NMC	320002	09/08/1984	Humboldt	NV	37N	41E	12	191	333		
JEAN # 64A	NMC	320003	09/08/1984	Humboldt	NV	37N	41E	12	191	334		
JEAN # 65A	NMC	320004	09/08/1984	Humboldt	NV	37N	41E	12	191	335		
JEAN # 66A	NMC	320005	09/08/1984	Humboldt	NV	37N	41E	12	191	336		
JEAN # 67A	NMC	320006	09/08/1984	Humboldt	NV	37N	41E	12	191	337		
JEAN # 68A	NMC	320007	09/08/1984	Humboldt	NV	37N	41E	12	191	338		
JEAN # 69A	NMC	320008	09/08/1984	Humboldt	NV	37N	41E	12	191	339		
JEAN # 70A	NMC	320009	09/08/1984	Humboldt	NV	37N	41E	12	191	340		
JEAN # 71A	NMC	320010	09/08/1984	Humboldt	NV	37N	41E	1,12	191	341		
JEAN # 72A	NMC	320011	09/08/1984	Humboldt	NV	37N	41E	12	191	342		

Page 11 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
JEAN # 73A	NMC	320012	09/08/1984	Humboldt	NV	37N	41E	12	191	343		
JEAN # 74A	NMC	320013	09/08/1984	Humboldt	NV	37N	41E	12	191	344		
JEAN # 75A	NMC	320014	09/08/1984	Humboldt	NV	37N	41E	12	191	345		
JEAN # 76A	NMC	320015	09/07/1984	Humboldt	NV	37N	41E	12	191	346		
JEAN # 77A	NMC	320016	09/07/1984	Humboldt	NV	37N	41E	12	191	347		
JEAN # 78A	NMC	320017	09/08/1984	Humboldt	NV	37N	41E	12	191	348		
JEAN # 79A	NMC	320018	09/08/1984	Humboldt	NV	37N	41E	13,14	191	95		
JEAN # 80A	NMC	320019	09/14/1984	Humboldt	NV	37N	41E	14	191	96		
JEAN # 81A	NMC	320020	09/08/1984	Humboldt	NV	37N	41E	14	191	97		
JEAN # 82A	NMC	320021	09/14/1984	Humboldt	NV	37N	41E	14	191	98		
JEAN # 93A	NMC	320032	09/08/1984	Humboldt	NV	37N	41E	14,23	191	109		
JEAN # 94A	NMC	320033	09/14/1984	Humboldt	NV	37N	41E	14,23	191	110		
JEAN # 95A	NMC	320034	09/08/1984	Humboldt	NV	37N	41E	14,23	191	111		
JEAN # 96A	NMC	320035	09/08/1984	Humboldt	NV	37N	41E	13,14,23,24	191	112		
JEAN # 118A	NMC	320039	09/08/1984	Humboldt	NV	37N	42E	18	191	278		
JEAN # 119A	NMC	320040	09/08/1984	Humboldt	NV	37N	42E	18	191	279		
JEAN # 120A	NMC	320041	09/08/1984	Humboldt	NV	37N	42E	18	191	280		
JEAN # 121A	NMC	320042	09/08/1984	Humboldt	NV	37N	42E	18	191	281		
JEAN # 122A	NMC	320043	09/08/1984	Humboldt	NV	37N	42E	18	191	282		
JEAN # 123A	NMC	320044	09/08/1984	Humboldt	NV	37N	42E	18	191	283		
JEAN # 124A	NMC	320045	09/08/1984	Humboldt	NV	37N	42E	18	191	284		
JEAN # 125A	NMC	320046	09/08/1984	Humboldt	NV	37N	42E	18	191	285		
JEAN # 126A	NMC	320047	09/08/1984	Humboldt	NV	37N	42E	17,18	191	286		

Page 12 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Date: 7/12/2004

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
JEAN # 127A	NMC	320048	09/08/1984	Humboldt	NV	37N	42E	18	191	287		
JEAN # 128A	NMC	320049	09/08/1984	Humboldt	NV	37N	42E	18	191	288		
JEAN # 129A	NMC	320050	09/08/1984	Humboldt	NV	37N	42E	18	191	289		
JEAN # 130A	NMC	320051	09/08/1984	Humboldt	NV	37N	42E	18	191	290		
JEAN # 131A	NMC	320052	09/08/1984	Humboldt	NV	37N	42E	18	191	291		
JEAN # 132A	NMC	320053	09/08/1984	Humboldt	NV	37N	42E	18	191	292		
JEAN # 133A	NMC	320054	09/08/1984	Humboldt	NV	37N	42E	18	191	293		
JEAN # 134A	NMC	320055	09/08/1984	Humboldt	NV	37N	42E	18	191	294		
JEAN # 135A	NMC	320056	09/08/1984	Humboldt	NV	37N	42E	17,18	191	295		
JEAN # 136A	NMC	320057	09/08/1984	Humboldt	NV	38N	41E	36	191	77		
JEAN # 137A	NMC	320058	09/08/1984	Humboldt	NV	37N	41E	1	191	78		
				Humboldt	NV	38N	41E	36	191	78		
JEAN # 138A	NMC	320059	09/08/1984	Humboldt	NV	37N	41E	1	191	79		
				Humboldt	NV	38N	41E	36	191	79		
JEAN # 139A	NMC	320060	09/08/1984	Humboldt	NV	37N	41E	1	191	80		
				Humboldt	NV	38N	41E	36	191	80		
JEAN # 140A	NMC	320061	09/08/1984	Humboldt	NV	37N	41E	1	191	81		
				Humboldt	NV	38N	41E	36	191	81		
JEAN # 141A	NMC	320062	09/08/1984	Humboldt	NV	37N	41E	1	191	82		
				Humboldt	NV	38N	41E	36	191	82		
JEAN # 142A	NMC	320063	09/08/1984	Humboldt	NV	38N	41E	36	191	83		
JEAN # 143A	NMC	320064	09/08/1984	Humboldt	NV	38N	41E	36	191	84		
JEAN # 144A	NMC	320065	09/08/1984	Humboldt	NV	38N	41E	36	191	85		

Page 13 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
JEAN # 145A	NMC	320066	09/08/1984	Humboldt	NV	38N	41E	36	191	86		
JEAN # 146A	NMC	320067	09/08/1984	Humboldt	NV	38N	41E	36	191	87		
JEAN # 147A	NMC	320068	09/08/1984	Humboldt	NV	38N	41E	36	191	88		
JEAN # 148A	NMC	320069	09/08/1984	Humboldt	NV	38N	41E	36	191	89		
JEAN # 149A	NMC	320070	09/08/1984	Humboldt	NV	38N	41E	36	191	90		
JEAN # 150A	NMC	320071	09/08/1984	Humboldt	NV	38N	41E	36	191	91		
JEAN # 151A	NMC	320072	09/08/1984	Humboldt	NV	38N	41E	36	191	92		
JEAN # 152A	NMC	320073	09/08/1984	Humboldt	NV	38N	41E	36	191	93		
JEAN # 153A	NMC	320074	09/08/1984	Humboldt	NV	38N	41E	36	191	94		
JEAN FRACTION 154A	NMC	679399	07/07/1993	Humboldt	NV	37N	42E	18	323	611		
JEAN FRACTION 155A	NMC	679400	07/07/1993	Humboldt	NV	37N	42E	18	323	612		
JEAN FRACTION 156A	NMC	679401	07/07/1993	Humboldt	NV	37N	42E	18	323	613		
JEAN FRACTION 157A	NMC	679402	07/07/1993	Humboldt	NV	37N	42E	18	323	614		

Total for this owner: 89

Total for this PRN (property): 89

Property: **LC CLAIMS** Owned See PRN: F248

Owner Name: PINSON MINING COMPANY

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
LC # 1A	NMC	319821	09/13/1984	Humboldt	NV	37N	42E	4,5	191	204		
LC # 2A	NMC	319822	09/13/1984	Humboldt	NV	37N	42E	4	191	205		
LC # 3A	NMC	319823	09/13/1984	Humboldt	NV	37N	42E	4	191	206		
LC # 4A	NMC	319824	09/13/1984	Humboldt	NV	37N	42E	4	191	207		
LC # 6A	NMC	319825	09/13/1984	Humboldt	NV	37N	42E	4,5	191	208		

Page 14 of 30

Active Property

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
LC # 7A	NMC	319826	09/13/1984	Humboldt	NV	37N	42E	4	191	209		
LC # 8A	NMC	319827	09/13/1984	Humboldt	NV	37N	42E	4	191	210		
LC # 9A	NMC	319828	09/13/1984	Humboldt	NV	37N	42E	4	191	211		
Total for this owner: 8												
Total for this PRN (property): 8												
Property: VA CLAIMS						Owned			See PRN: F249			
Owner Name: PINSON MINING COMPANY												
VA # 1A	NMC	319959	09/08/1984	Humboldt	NV	38N	42E	16,17	191	212		
VA # 2A	NMC	319960	09/08/1984	Humboldt	NV	38N	42E	16	191	213		
											1999 7666	Y
VA # 3A	NMC	319961	09/08/1984	Humboldt	NV	38N	42E	16	191	214		
VA # 4A	NMC	319962	09/09/1984	Humboldt	NV	38N	42E	9,16	191	215		
VA # 5A	NMC	319963	09/17/1984	Humboldt	NV	38N	42E	9,16	191	216		
VA # 6A	NMC	319964	09/17/1984	Humboldt	NV	38N	42E	16	191	217		
VA # 7A	NMC	319965	09/17/1984	Humboldt	NV	38N	42E	16	191	218		
VA # 14A	NMC	319972	09/09/1984	Humboldt	NV	38N	42E	9,16	191	219		
VA # 15A	NMC	319973	09/09/1984	Humboldt	NV	38N	42E	9,16,17	191	220		
VA # 17	NMC	326689	10/03/1984	Humboldt	NV	38N	42E	16	193	220		
VA # 18	NMC	326690	10/03/1984	Humboldt	NV	38N	42E	16	193	221		
VA # 19	NMC	326691	10/02/1984	Humboldt	NV	38N	42E	16	193	222		
VA # 20	NMC	326692	10/02/1984	Humboldt	NV	38N	42E	16	193	223		
VA # 21	NMC	326693	10/02/1984	Humboldt	NV	38N	42E	16	193	224		

Page 15 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Date: 7/12/2004

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
VA # 22	NMC	326694	10/02/1984	Humboldt	NV	38N	42E	16	193	225		
VA FRACTION 16	NMC	326688	10/03/1984	Humboldt	NV	38N	42E	16	193	219		
VA FRACTION # 23A	NMC	679315	06/11/1993	Humboldt	NV	38N	42E	16	323	293		
VA FRACTION # 24	NMC	696726	03/08/1994	Humboldt	NV	38N	42E	16	331	208		
Total for this owner: 18												
Total for this PRN (property):		18										
Property: ADAM CLAIMS							Owned			See PRN: G069		
Owner Name: PINSON MINING COMPANY												
ADAM # 1-R	NMC	791897	07/04/1998	Humboldt	NV	38N	42E	20			1998 4051	
ADAM # 2-R	NMC	791898	07/03/1998	Humboldt	NV	38N	42E	20			1998 4052	
ADAM # 3-R	NMC	791899	07/03/1998	Humboldt	NV	38N	42E	20			1998 4053	
ADAM # 4-R	NMC	791900	07/03/1998	Humboldt	NV	38N	42E	20			1998 4054	
ADAM # 5-R	NMC	791901	07/03/1998	Humboldt	NV	38N	42E	20			1998 4055	
ADAM # 6-R	NMC	791902	07/03/1998	Humboldt	NV	38N	42E	20			1998 4056	
ADAM # 7-R	NMC	791903	07/04/1998	Humboldt	NV	38N	42E	20			1998 4057	
ADAM # 8-R	NMC	791904	07/04/1998	Humboldt	NV	38N	42E	20			1998 4058	
ADAM # 9-R	NMC	791905	07/04/1998	Humboldt	NV	38N	42E	20			1998 4059	
ADAM # 10	NMC	769085	01/16/1997	Humboldt	NV	38N	42E	17,18,19,20			1997 3831	
ADAM # 11	NMC	769086	01/16/1997	Humboldt	NV	38N	42E	19,20			1997 3832	
ADAM # 12	NMC	769087	01/16/1997	Humboldt	NV	38N	42E	20			1997 3833	
ADAM # 13	NMC	769088	01/16/1997	Humboldt	NV	38N	42E	19,20			1997 3834	
ADAM # 14	NMC	769089	01/16/1997	Humboldt	NV	38N	42E	20			1997 3835	

Page 16 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
ADAM # 15	NMC	769090	01/16/1997	Humboldt	NV	38N	42E	19,20			1997 3836	
ADAM # 16	NMC	769091	01/16/1997	Humboldt	NV	38N	42E	20			1997 3837	
ADAM # 17	NMC	769092	01/16/1997	Humboldt	NV	38N	42E	19,20			1997 3838	
ADAM # 18	NMC	769093	01/16/1997	Humboldt	NV	38N	42E	20			1997 3839	
ADAM # 19	NMC	769094	01/19/1997	Humboldt	NV	38N	42E	19,20			1997 3840	
ADAM # 20	NMC	769095	01/19/1997	Humboldt	NV	38N	42E	20			1997 3841	
ADAM # 21	NMC	769096	01/19/1997	Humboldt	NV	38N	42E	19,20			1997 3842	
ADAM # 22	NMC	769097	01/19/1997	Humboldt	NV	38N	42E	20			1997 3843	
ADAM # 23	NMC	769098	01/19/1997	Humboldt	NV	38N	42E	19,20			1997 3844	
ADAM # 24	NMC	769099	01/19/1997	Humboldt	NV	38N	42E	20			1997 3845	
ADAM # 25	NMC	769100	01/19/1997	Humboldt	NV	38N	42E	19,20			1997 3846	
ADAM # 26	NMC	769101	01/19/1997	Humboldt	NV	38N	42E	20			1997 3847	
ADAM # 27	NMC	769102	01/19/1997	Humboldt	NV	38N	42E	19,20			1997 3848	
ADAM # 28	NMC	769103	01/19/1997	Humboldt	NV	38N	42E	20			1997 3849	
ADAM # 29	NMC	769104	01/18/1997	Humboldt	NV	38N	42E	19,30			1997 3850	
ADAM # 30	NMC	769105	01/18/1997	Humboldt	NV	38N	42E	19,20,29,30			1997 3851	
ADAM # 31	NMC	769106	01/18/1997	Humboldt	NV	38N	42E	30			1997 3852	
ADAM # 32	NMC	769107	01/18/1997	Humboldt	NV	38N	42E	29,30			1997 3853	
ADAM # 33	NMC	769108	01/18/1997	Humboldt	NV	38N	42E	30			1997 3854	
ADAM # 34	NMC	769109	01/18/1997	Humboldt	NV	38N	42E	29,30			1997 3855	
ADAM # 35	NMC	769110	01/18/1997	Humboldt	NV	38N	42E	30			1997 3856	
ADAM # 36	NMC	769111	01/18/1997	Humboldt	NV	38N	42E	29,30			1997 3857	
ADAM # 37	NMC	769112	01/18/1997	Humboldt	NV	38N	42E	30			1997 3858	

Page 17 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
ADAM # 38	NMC	769113	01/18/1997	Humboldt	NV	38N	42E	29,30			1997 3859	
ADAM # 39	NMC	769114	01/18/1997	Humboldt	NV	38N	42E	30			1997 3860	
ADAM # 40	NMC	769115	01/18/1997	Humboldt	NV	38N	42E	29,30			1997 3861	
ADAM # 41	NMC	769116	01/19/1997	Humboldt	NV	38N	42E	30			1997 3862	
ADAM # 42	NMC	769117	01/18/1997	Humboldt	NV	38N	42E	29,30			1997 3863	
ADAM # 43	NMC	769118	01/18/1997	Humboldt	NV	38N	41E	24,25			1997 3864	
				Humboldt	NV		42E	19,30			1997 3864	
ADAM # 44	NMC	769119	01/18/1997	Humboldt	NV	38N	42E	19,30			1997 3865	
ADAM # 45	NMC	769120	01/18/1997	Humboldt	NV	38N	41E	25			1997 3866	
				Humboldt	NV		42E	30			1997 3866	
ADAM # 46	NMC	769121	01/18/1997	Humboldt	NV	38N	42E	30			1997 3867	
ADAM # 47	NMC	769122	01/18/1997	Humboldt	NV	38N	41E	25			1997 3868	
				Humboldt	NV		42E	30			1997 3868	
ADAM # 48	NMC	769123	01/18/1997	Humboldt	NV	38N	42E	30			1997 3869	
ADAM # 49	NMC	769124	01/18/1997	Humboldt	NV	38N	41E	25			1997 3870	
				Humboldt	NV		42E	30			1997 3870	
ADAM # 50	NMC	769125	01/18/1997	Humboldt	NV	38N	42E	30			1997 3871	
ADAM # 51	NMC	769126	01/18/1997	Humboldt	NV	38N	41E	25			1997 3872	
				Humboldt	NV		42E	30			1997 3872	
ADAM # 52	NMC	769127	01/18/1997	Humboldt	NV	38N	42E	30			1997 3873	
ADAM # 53	NMC	769128	01/18/1997	Humboldt	NV	38N	41E	25			1997 3874	
				Humboldt	NV		42E	30			1997 3874	
ADAM # 54	NMC	769129	01/18/1997	Humboldt	NV	38N	42E	30			1997 3875	

Page 18 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
ADAM # 55	NMC	769130	01/18/1997	Humboldt	NV	38N	41E	25			1997 3877	
				Humboldt	NV		42E	30			1997 3877	
ADAM # 56	NMC	769131	01/18/1997	Humboldt	NV	38N	42E	30			1997 3878	
ADAM # 57	NMC	769132	01/18/1997	Humboldt	NV	38N	41E	25			1997 3879	
				Humboldt	NV		42E	30			1997 3879	
ADAM # 58	NMC	769133	01/18/1997	Humboldt	NV	38N	42E	30			1997 3880	
ADAM # 59	NMC	769134	01/18/1997	Humboldt	NV	38N	41E	25,36			1997 3881	
				Humboldt	NV		42E	30,31			1997 3881	
ADAM # 60	NMC	769135	01/18/1997	Humboldt	NV	38N	42E	30			1997 3882	
ADAM # 342	NMC	769412	01/26/1997	Humboldt	NV	37N	42E	3,4			1997 4159	
ADAM # 343	NMC	769413	01/26/1997	Humboldt	NV	37N	42E	4			1997 4160	
ADAM # 344	NMC	769414	01/26/1997	Humboldt	NV	37N	42E	4			1997 4161	
ADAM # 345	NMC	769415	01/26/1997	Humboldt	NV	37N	42E	3,4			1997 4162	
ADAM # 346	NMC	769416	01/26/1997	Humboldt	NV	37N	42E	4			1997 4163	
ADAM # 347	NMC	769417	01/27/1997	Humboldt	NV	37N	42E	3,4			1997 4164	
ADAM # 348	NMC	769418	01/26/1997	Humboldt	NV	37N	42E	4			1997 4165	
ADAM # 349	NMC	769419	01/26/1997	Humboldt	NV	37N	42E	3,4			1997 4166	
ADAM # 350	NMC	769420	01/26/1997	Humboldt	NV	37N	42E	4,9			1997 4167	
ADAM # 351	NMC	769421	01/26/1997	Humboldt	NV	37N	42E	3,4			1997 4168	
ADAM # 352	NMC	769422	01/26/1997	Humboldt	NV	37N	42E	8,9			1997 4169	
ADAM # 353	NMC	769423	01/26/1997	Humboldt	NV	37N	42E	8,9			1997 4170	
ADAM # 354	NMC	769424	01/26/1997	Humboldt	NV	37N	42E	8			1997 4171	
ADAM # 355	NMC	769425	01/26/1997	Humboldt	NV	37N	42E	8,9			1997 4172	

Page 19 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
ADAM # 356	NMC	769426	01/26/1997	Humboldt	NV	37N	42E	8,17			1997 4173	
ADAM # 357	NMC	769427	01/26/1997	Humboldt	NV	37N	42E	8,9			1997 4174	
Total for this owner: 76												
Total for this PRN (property): 76												
Property: TIP TOP CLAIMS							Owned			See PRN: G071		
Owner Name: PINSON MINING COMPANY												
TIP TOP # 1A	NMC	319809	09/14/1984	Humboldt	NV	38N	42E	30	191	349		
TIP TOP # 3A	NMC	319810	09/14/1984	Humboldt	NV	38N	42E	30	191	350		
TIP TOP # 8A	NMC	319811	09/14/1984	Humboldt	NV	38N	42E	30	191	351		
TIP TOP EXT. # 1A	NMC	319812	09/14/1984	Humboldt	NV	38N	42E	30	191	352		
TIP TOP EXT. # 2A	NMC	319813	09/14/1984	Humboldt	NV	38N	42E	30	191	353		
Total for this owner: 5												
Total for this PRN (property): 5												
Property: PP CLAIMS (PINSON)							Owned			See PRN: G271		
Owner Name: PINSON MINING COMPANY												
PP # 1	NMC	734331	12/21/1995	Humboldt	NV	38N	42E	26,27,34,35			1996 1679	
PP # 2	NMC	734332	12/21/1995	Humboldt	NV	38N	42E	34,35			1996 1680	
PP # 3	NMC	734333	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1681	
PP # 4	NMC	734334	12/21/1995	Humboldt	NV	38N	42E	34			1996 1682	
PP # 5	NMC	734335	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1683	

Page 20 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 6	NMC	734336	12/21/1995	Humboldt	NV	38N	42E	34			1996 1684	
PP # 7	NMC	734337	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1685	
PP # 8	NMC	734338	12/21/1995	Humboldt	NV	38N	42E	34			1996 1686	
PP # 9	NMC	734339	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1687	
PP # 10	NMC	734340	12/21/1995	Humboldt	NV	38N	42E	34			1996 1688	
PP # 11	NMC	734341	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1689	
PP # 12	NMC	734342	12/21/1995	Humboldt	NV	38N	42E	34			1996 1690	
PP # 13	NMC	734343	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1691	
PP # 14	NMC	734344	12/21/1995	Humboldt	NV	38N	42E	34			1996 1692	
PP # 15	NMC	734345	12/21/1995	Humboldt	NV	38N	42E	27,34			1996 1693	
PP # 16	NMC	734346	12/21/1995	Humboldt	NV	38N	42E	34			1996 1694	
PP # 17	NMC	734347	12/21/1995	Humboldt	NV	38N	42E	27,28,33,34			1996 1695	
PP # 18	NMC	734348	12/21/1995	Humboldt	NV	38N	42E	33,34			1996 1696	
PP # 19	NMC	734349	12/21/1995	Humboldt	NV	38N	42E	34,35			1996 1697	
PP # 20	NMC	734350	12/21/1995	Humboldt	NV	37N	42E	2,3			1996 1698	
				Humboldt	NV	38N	42E	34,35			1996 1698	
PP # 21	NMC	734351	12/21/1995	Humboldt	NV	38N	42E	34			1996 1699	
PP # 22	NMC	734352	12/21/1995	Humboldt	NV	37N	42E	3			1996 1700	
				Humboldt	NV	38N	42E	34			1996 1700	
PP # 23	NMC	734353	12/21/1995	Humboldt	NV	38N	42E	34			1996 1701	
PP # 24	NMC	734354	12/21/1995	Humboldt	NV	37N	42E	3			1996 1702	
				Humboldt	NV	38N	42E	34			1996 1702	
PP # 25	NMC	734355	12/21/1995	Humboldt	NV	38N	42E	34			1996 1703	

Page 21 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Date: 7/12/2004

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 26	NMC	734356	12/21/1995	Humboldt	NV	37N	42E	3			1996 1704	
				Humboldt	NV	38N	42E	34			1996 1704	
PP # 27	NMC	734357	12/21/1995	Humboldt	NV	38N	42E	34			1996 1705	
PP # 28	NMC	734358	12/21/1995	Humboldt	NV	37N	42E	3			1996 1706	
				Humboldt	NV	38N	42E	34			1996 1706	
PP # 29	NMC	734359	12/21/1995	Humboldt	NV	38N	42E	34			1996 1707	
PP # 30	NMC	734360	12/21/1995	Humboldt	NV	37N	42E	3			1996 1708	
				Humboldt	NV	38N	42E	34			1996 1708	
PP # 31	NMC	734361	12/21/1995	Humboldt	NV	38N	42E	34			1996 1709	
PP # 32	NMC	734362	12/21/1995	Humboldt	NV	37N	42E	3			1996 1710	
				Humboldt	NV	38N	42E	34			1996 1710	
PP # 33	NMC	734363	12/21/1995	Humboldt	NV	38N	42E	34			1996 1711	
PP # 34	NMC	734364	12/21/1995	Humboldt	NV	37N	42E	3			1996 1712	
				Humboldt	NV	38N	42E	34			1996 1712	
PP # 35	NMC	734365	12/21/1995	Humboldt	NV	38N	42E	33,34			1996 1713	
PP # 36 .	NMC	734366	12/21/1995	Humboldt	NV	37N	42E	3,4			1996 1714	
				Humboldt	NV	38N	42E	33,34			1996 1714	
PP # 37	NMC	734367	12/21/1995	Humboldt	NV	38N	42E	23,24,25,26			1996 1715	
PP # 38	NMC	734368	12/21/1995	Humboldt	NV	38N	42E	25,26			1996 1716	
PP # 39	NMC	734369	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1717	
PP # 40	NMC	734370	12/21/1995	Humboldt	NV	38N	42E	26			1996 1718	
PP # 41	NMC	734371	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1719	
PP # 42	NMC	734372	12/21/1995	Humboldt	NV	38N	42E	26			1996 1720	

Page 22 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 43	NMC	734373	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1721	
PP # 44	NMC	734374	12/21/1995	Humboldt	NV	38N	42E	26			1996 1722	
PP # 45	NMC	734375	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1723	
PP # 46	NMC	734376	12/21/1995	Humboldt	NV	38N	42E	26			1996 1724	
PP # 47	NMC	734377	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1725	
PP # 48	NMC	734378	12/21/1995	Humboldt	NV	38N	42E	26			1996 1726	
PP # 49	NMC	734379	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1727	
PP # 50	NMC	734380	12/21/1995	Humboldt	NV	38N	42E	26			1996 1728	
PP # 51	NMC	734381	12/21/1995	Humboldt	NV	38N	42E	23,26			1996 1729	
PP # 52	NMC	734382	12/21/1995	Humboldt	NV	38N	42E	26			1996 1730	
PP # 53	NMC	734383	12/21/1995	Humboldt	NV	38N	42E	22,23,26,27			1996 1731	
PP # 54	NMC	734384	12/21/1995	Humboldt	NV	38N	42E	26,27			1996 1732	
PP # 55	NMC	734385	12/21/1995	Humboldt	NV	38N	42E	25,26			1996 1733	
PP # 56	NMC	734386	12/21/1995	Humboldt	NV	38N	42E	25,26,35,36			1996 1734	
PP # 57	NMC	734387	12/21/1995	Humboldt	NV	38N	42E	26			1996 1735	
PP # 58	NMC	734388	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1736	
PP # 59	NMC	734389	12/21/1995	Humboldt	NV	38N	42E	26			1996 1737	
PP # 60	NMC	734390	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1738	
PP # 61	NMC	734391	12/21/1995	Humboldt	NV	38N	42E	26			1996 1739	
PP # 62	NMC	734392	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1740	
PP # 63	NMC	734393	12/21/1995	Humboldt	NV	38N	42E	26			1996 1741	
PP # 64	NMC	734394	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1742	
PP # 65	NMC	734395	12/21/1995	Humboldt	NV	38N	42E	26			1996 1743	

Page 23 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 66	NMC	734396	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1744	
PP # 67	NMC	734397	12/21/1995	Humboldt	NV	38N	42E	26			1996 1745	
PP # 68	NMC	734398	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1746	
PP # 69	NMC	734399	12/21/1995	Humboldt	NV	38N	42E	26			1996 1747	
PP # 70	NMC	734400	12/21/1995	Humboldt	NV	38N	42E	26,35			1996 1748	
PP # 71	NMC	734401	12/21/1995	Humboldt	NV	38N	42E	26,27			1996 1749	
PP # 72	NMC	734402	12/21/1995	Humboldt	NV	38N	42E	26,27,34,35			1996 1750	
PP # 73	NMC	734403	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1751	
				Humboldt	NV		43E	19			1996 1751	
PP # 74	NMC	734404	12/21/1995	Humboldt	NV	38N	42E	24			1996 1752	
				Humboldt	NV		43E	19			1996 1752	
PP # 75	NMC	734405	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1753	
PP # 76	NMC	734406	12/21/1995	Humboldt	NV	38N	42E	24			1996 1754	
PP # 77	NMC	734407	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1755	
PP # 78	NMC	734408	12/21/1995	Humboldt	NV	38N	42E	24			1996 1756	
PP # 79	NMC	734409	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1757	
PP # 80	NMC	734410	12/21/1995	Humboldt	NV	38N	42E	24			1996 1758	
PP # 81	NMC	734411	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1759	
PP # 82	NMC	734412	12/21/1995	Humboldt	NV	38N	42E	24			1996 1760	
PP # 83	NMC	734413	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1761	
PP # 84	NMC	734414	12/21/1995	Humboldt	NV	38N	42E	24			1996 1762	
PP # 85	NMC	734415	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1763	
PP # 86	NMC	734416	12/21/1995	Humboldt	NV	38N	42E	24			1996 1764	

Page 24 of 30

Date: 7/12/2004

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 87	NMC	734417	12/21/1995	Humboldt	NV	38N	42E	13,24			1996 1765	
PP # 88	NMC	734418	12/21/1995	Humboldt	NV	38N	42E	24			1996 1766	
PP # 89	NMC	734419	12/21/1995	Humboldt	NV	38N	42E	13,14,23,24			1996 1767	
PP # 90	NMC	734420	12/21/1995	Humboldt	NV	38N	42E	23,24			1996 1768	
PP # 91	NMC	734421	12/21/1995	Humboldt	NV	38N	42E	24			1996 1769	
				Humboldt	NV		43E	19,30			1996 1769	
PP # 92	NMC	734422	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1770	
				Humboldt	NV		43E	30			1996 1770	
PP # 93	NMC	734423	12/21/1995	Humboldt	NV	38N	42E	24			1996 1771	
PP # 94	NMC	734424	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1772	
PP # 95	NMC	734425	12/21/1995	Humboldt	NV	38N	42E	24			1996 1773	
PP # 96	NMC	734426	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1774	
PP # 97	NMC	734427	12/21/1995	Humboldt	NV	38N	42E	24			19961775	
PP # 98	NMC	734428	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1776	
PP # 99	NMC	734429	12/21/1995	Humboldt	NV	38N	42E	24			1996 1777	
PP # 100	NMC	734430	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1778	
PP # 101	NMC	734431	12/21/1995	Humboldt	NV	38N	42E	24			1996 1779	
PP # 102	NMC	734432	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1780	
PP # 103	NMC	734433	12/21/1995	Humboldt	NV	38N	42E	24			1996 1781	
PP # 104	NMC	734434	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1782	
PP # 105	NMC	734435	12/21/1995	Humboldt	NV	38N	42E	24			1996 1783	
PP # 106	NMC	734436	12/21/1995	Humboldt	NV	38N	42E	24,25			1996 1784	
PP # 107	NMC	734437	12/21/1995	Humboldt	NV	38N	42E	23,24			1996 1785	

Page 25 of 30

Date: 7/12/2004

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Active Property

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 108	NMC	734438	12/21/1995	Humboldt	NV	38N	42E	23,24,25,26			1996 1786	
PP # 109	NMC	734439	12/22/1995	Humboldt	NV	38N	43E	19,20,29,30			1996 1787	
PP # 110	NMC	734440	12/22/1995	Humboldt	NV	38N	43E	29,30			1996 1788	
PP # 111	NMC	734441	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1789	
PP # 112	NMC	734442	12/22/1995	Humboldt	NV	38N	43E	30			1996 1790	
PP # 113	NMC	734443	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1791	
PP # 114	NMC	734444	12/22/1995	Humboldt	NV	38N	43E	30			1996 1792	
PP # 115	NMC	734445	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1793	
PP # 116	NMC	734446	12/22/1995	Humboldt	NV	38N	43E	30			1996 1794	
PP # 117	NMC	734447	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1795	
PP # 118	NMC	734448	12/22/1995	Humboldt	NV	38N	43E	30			1996 1796	
PP # 119	NMC	734449	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1797	
PP # 120	NMC	734450	12/22/1995	Humboldt	NV	38N	43E	30			1996 1798	
PP # 121	NMC	734451	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1799	
PP # 122	NMC	734452	12/22/1995	Humboldt	NV	38N	43E	30			1996 1800	
PP # 123	NMC	734453	12/22/1995	Humboldt	NV	38N	43E	19,30			1996 1801	
PP # 124	NMC	734454	12/22/1995	Humboldt	NV	38N	43E	30			1996 1802	
PP # 125	NMC	734455	12/22/1995	Humboldt	NV	38N	42E	24,25			1996 1803	
				Humboldt	NV		43E	19,30			1996 1803	
PP # 126	NMC	734456	12/22/1995	Humboldt	NV	38N	42E	25			1996 1804	
				Humboldt	NV		43E	30			1996 1804	
PP # 127	NMC	734457	12/22/1995	Humboldt	NV	38N	43E	29,30			1996 1805	
PP # 128	NMC	734458	12/22/1995	Humboldt	NV	38N	43E	29,30,31,32			1996 1806	

Page 26 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Date: 7/12/2004

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 129	NMC	734459	12/22/1995	Humboldt	NV	38N	43E	30			1996 1807	
PP # 130	NMC	734460	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1808	
PP # 131	NMC	734461	12/22/1995	Humboldt	NV	38N	43E	30			1996 1809	
PP # 132	NMC	734462	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1810	
PP # 133	NMC	734463	12/22/1995	Humboldt	NV	38N	43E	30			1996 1811	
PP # 134	NMC	734464	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1812	
PP # 135	NMC	734465	12/22/1995	Humboldt	NV	38N	43E	30			1996 1813	
PP # 136	NMC	734466	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1814	
PP # 137	NMC	734467	12/22/1995	Humboldt	NV	38N	43E	30			1996 1815	
PP # 138	NMC	734468	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1816	
PP # 139	NMC	734469	12/22/1995	Humboldt	NV	38N	43E	30			1996 1817	
PP # 140	NMC	734470	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1818	
PP # 141	NMC	734471	12/22/1995	Humboldt	NV	38N	43E	30			1996 1819	
PP # 142	NMC	734472	12/22/1995	Humboldt	NV	38N	43E	30,31			1996 1820	
PP # 143	NMC	734473	12/22/1995	Humboldt	NV	38N	42E	25			1996 1821	
				Humboldt	NV		43E	30			1996 1821	
PP # 144	NMC	734474	12/22/1995	Humboldt	NV	38N	42E	25			1996 1822	
				Humboldt	NV		43E	30,31			1996 1822	
PP # 145	NMC	734475	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1823	
				Humboldt	NV		43E	31			1996 1823	
PP # 146	NMC	734476	12/22/1995	Humboldt	NV	38N	42E	36			1996 1824	
				Humboldt	NV		43E	31			1996 1824	
PP # 147	NMC	734477	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1825	

Page 27 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 148	NMC	734478	12/22/1995	Humboldt	NV	38N	42E	36			1996 1826	
PP # 149	NMC	734479	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1827	
PP # 150	NMC	734480	12/22/1995	Humboldt	NV	38N	42E	36			1996 1828	
PP # 151	NMC	734481	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1829	
PP # 152	NMC	734482	12/22/1995	Humboldt	NV	38N	42E	36			1996 1830	
PP # 153	NMC	734483	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1831	
PP # 154	NMC	734484	12/22/1995	Humboldt	NV	38N	42E	36			1996 1832	
PP # 155	NMC	734485	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1833	
PP # 156	NMC	734486	12/22/1995	Humboldt	NV	38N	42E	36			1996 1834	
PP # 157	NMC	734487	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1835	
PP # 158	NMC	734488	12/22/1995	Humboldt	NV	38N	42E	36			1996 1836	
PP # 159	NMC	734489	12/22/1995	Humboldt	NV	38N	42E	25,36			1996 1837	
PP # 160	NMC	734490	12/22/1995	Humboldt	NV	38N	42E	36			1996 1838	
PP # 161	NMC	734491	12/22/1995	Humboldt	NV	38N	42E	25,26,35,36			1996 1839	
PP # 162	NMC	734492	12/22/1995	Humboldt	NV	38N	42E	35,36			1996 1840	
PP # 225	NMC	734555	12/23/1995	Humboldt	NV	37N	42E	17,18			1996 1869	
PP # 226	NMC	734556	12/23/1995	Humboldt	NV	37N	42E	17,18,19,20			1996 1870	
PP # 227	NMC	734557	12/23/1995	Humboldt	NV	37N	42E	18			1996 1871	
PP # 228	NMC	734558	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1872	
PP # 229	NMC	734559	12/23/1995	Humboldt	NV	37N	42E	18			1996 1873	
PP # 230	NMC	734560	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1874	
PP # 231	NMC	734561	12/23/1995	Humboldt	NV	37N	42E	18			1996 1875	
PP # 232	NMC	734562	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1876	

Page 28 of 30

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT

Date: 7/12/2004

EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PP # 233	NMC	734563	12/23/1995	Humboldt	NV	37N	42E	18			1996 1877	
PP # 234	NMC	734564	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1878	
PP # 235	NMC	734565	12/23/1995	Humboldt	NV	37N	42E	18			1996 1879	
PP # 236	NMC	734566	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1880	
PP # 237	NMC	734567	12/23/1995	Humboldt	NV	37N	42E	18			1996 1881	
PP # 238	NMC	734568	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1882	
PP # 239	NMC	734569	12/23/1995	Humboldt	NV	37N	42E	18			1996 1883	
PP # 240	NMC	734570	12/23/1995	Humboldt	NV	37N	42E	18,19			1996 1884	
PP # 241	NMC	734571	12/23/1995	Humboldt	NV	37N	41E	13			1996 1885	
				Humboldt	NV		42E	18			1996 1885	
PP # 242	NMC	734572	12/23/1995	Humboldt	NV	37N	41E	13,24			1996 1886	
				Humboldt	NV		42E	18,19			1996 1886	
Total for this owner: 180												
Total for this PRN (property): 180												
Property: PINSON 1A - 18A CLAIMS							Owned			See PRN: H439		
Owner Name: PINSON MINING COMPANY					PMC-41.66% (Christison 58.34% not controlled)							
PINSON # 1A	NMC	319856	09/06/1984	Humboldt	NV	38N	42E	32	191	237		
PINSON # 2A	NMC	319857	09/06/1984	Humboldt	NV	38N	42E	32	191	238		
PINSON # 3A	NMC	319858	09/07/1984	Humboldt	NV	38N	42E	32	191	239		
PINSON # 4A	NMC	319859	09/06/1984	Humboldt	NV	38N	42E	32	191	240		
PINSON # 5A	NMC	319860	09/06/1984	Humboldt	NV	38N	42E	32	191	241		
PINSON # 6A	NMC	319861	09/06/1984	Humboldt	NV	38N	42E	32	191	242		

Page 29 of 30

Date: 7/12/2004

Active Property

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART I - UNPATENTED MINING CLAIMS

Claim Name		Blm Nbr	Location Date	County	State	Twp	Range	Section	Bk	Pg	Doc Nbr	Amended ? Y = Yes
PINSON # 7A	NMC	319862	09/07/1984	Humboldt	NV	38N	42E	29, 32	191	243		
PINSON # 8A	NMC	319863	09/07/1984	Humboldt	NV	38N	42E	29, 32	191	244		
PINSON # 9A	NMC	319864	09/13/1984	Humboldt	NV	38N	42E	29, 32	191	245		
PINSON # 10A	NMC	319865	09/08/1984	Humboldt	NV	38N	42E	29,30,31,32	191	246		
PINSON # 11A	NMC	319866	09/07/1984	Humboldt	NV	38N	42E	32	191	247		
PINSON # 12A	NMC	319867	09/07/1984	Humboldt	NV	38N	42E	32	191	248		
PINSON # 13A	NMC	319868	09/06/1984	Humboldt	NV	38N	42E	32	191	249		
PINSON # 14A	NMC	319869	09/06/1984	Humboldt	NV	38N	42E	32	191	250		
PINSON # 15A	NMC	319870	09/06/1984	Humboldt	NV	38N	42E	32	191	251		
PINSON # 16A	NMC	319871	09/06/1984	Humboldt	NV	38N	42E	32	191	252		
				Humboldt	NV			33	191	252		
PINSON # 17A	NMC	319872	09/06/1984	Humboldt	NV	38N	42E	32	191	253		
PINSON # 18A	NMC	319873	09/08/1984	Humboldt	NV	38N	42E	31,32	191	254		
Total for this owner: 18												
Total for this PRN (property):		18										
Total for this report:		564										

Page 30 of 30

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART II
FEE LANDS

PRN	Owned/ Leased	Decsription	Property Name	Gross Acres	Net Acres
F217	PMC - Leased	T 38N R 42E SEC 28: E/2SW/4; SW/4SW/4 (This lease covers a 58.3333% interest in 120 gross acres. The other 41.6667% is owned. See PRN H464.)	CHRISTISON, ET AL	120	70
H464	PMC - Owned	T 38N R 42E SEC 28: E/2SW/4; SW/4SW/4 (PMC owns 41.6667% of 120 gross acres. The other 58.3333% interest is leased. See PRN F217.)	CHRISTISON, ET AL	120	50
F234	PMC - Leased	T 37N R 41E SEC 13: SE/4NE/4	QUINN, C. J.	40	40
F238	PMC - Leased	T 37N R 41E SEC 13: S/2	HARRIS, R. & J.	320	320
F241	PMC - Owned	T 38N R 42E SEC 23: ALL	GETCHELL GOLD CORP./	640	640
	PMC - Owned	T 38N R 42E SEC 25: N/2; SW/4	NEWMONT CAPITAL Ltd.	480	480
	PMC - Owned	T 38N R 42E SEC 27: ALL		640	640
	PMC - Owned	T 38N R 42E SEC 33: ALL		640	640
H465	PMC - Owned	T 38N R 42E SEC 29: ALL	CORDILLERAN EXPL	640	640
H470	PMC - Owned	T 38N R 42E SEC 21: ALL	CORDILLERAN EXPL	640	640
			Total	4280	4160

Page 1

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A – PART III
AGREEMENT LIST

Part I & II subject to the terms and conditions of the following Agreements only as to those Properties within the Area of Interest as described on Exhibit A – Parts IV and V.

PRN	PROPERTY NAME/AGREEMENT

F217 **CHRISTISON, ET AL LEASE**

Mining Lease dated May 27, 1980, between Jo Hibbs Christison (1/2), Patricia Murphy (1/4) and Barbara Noceto (1/4), Lessor, and Cordilleran Explorations, Lessee, a Memorandum of which was recorded in Book 137 at Page 31 of the Official Records of Humboldt County, Nevada, as amended. By Assignment dated May 27, 1980, and recorded in Book 137at Page 35 of the Official Records of Humboldt County, Nevada, Cordilleran Explorations assigned the Lease to Pinson Mining Company.

H464 **CHRISTISON, ET AL – (PHILLIPS, NOCETO and MURPHY) DEEDS**

Deed dated December 24, 2002, between Patricia B. Phillips (1/12), Grantor, and Pinson Mining Company, Grantee, recorded as Document #2003-928 of the Official Records of Humboldt County, Nevada.

Deed dated September 17, 2001, between Barbara P. Noceto (1/4), Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4475 of the Official Records of Humboldt County, Nevada.

Deed dated September 8, 2001, between Kate M. Murphy (1/12), Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4279 of the Official Records of Humboldt County, Nevada.

F219 **JACKSON MOUNTAIN LEASE (Bee Dee Claims)**

Mining Lease dated May 9, 1980, between Jackson Mountain Mining Co. (a copartnership between G.W. Delamare and W. G. Austin Trust), Lessor and Cordilleran Explorations, Lessee, a Memorandum of which is recorded in Book 139 at Page 506 of the Official Records of Humboldt County, Nevada, as amended. By Assignment dated July 22, 1980 and recorded in Book 142 at Page 290 of the Official Records of Humboldt County, Nevada, Cordilleran Explorations assigned the Lease to Pinson Mining Company. By Mineral Deed dated January 1, 1991, and recorded in Book 299 at Page 714 of the Official Records of Humboldt County, Nevada, Euro-Nevada Mining Corporation (now Newmont Capital Limited) purchased the Delamare interests in the leased properties.

Note: *Additional ORR on Christison Leases on Sections 5 and 31, T38N R42E and Christison Lease on Pinson 1A –18A claims located in N1/2 of Section 32, T38N R42E were extinguished upon Lease terminations dated May 26, 2002. May need additional review.*

F222 **PACIFIC and CORD CLAIMS DEED**

Deed dated September 14, 2001, between Cordilleran Explorations, Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4281 of the Official Records of Humboldt County, Nevada. Grantor also assigned to Grantee all rights under Mining Lease dated July 26, 1980.

G071 **TIP TOP CLAIMS DEED**

Deed dated September 14, 2001, between Cordilleran Explorations, Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4281 of the Official Records of Humboldt County, Nevada.

Page 1 of 3

F234 **QUINN, C. J. LEASE**
Lease dated January 1, 1991, between Chris J. and Mary Ann Quinn, Lessor, and Pinson Mining Company, Lessee. No recording information.

F235 * **TOROK, J.M. LEASE (Torok Claims)**
Mining Lease dated February 15, 1991, between John M. Torok, Lessor, and Pinson Mining Company, Lessee, a Memorandum of which is recorded in Book 299 at Page 36 of the Official Records of Humboldt County, Nevada, as amended.

F237 **VEK/ANDRUS LEASE (OSG Claims)**
Lease dated June 15, 1993, between Vek/Andrus Associates, Lessor, and Pinson Mining Company, Lessee, a Memorandum of which is recorded in Book 323 at Page 376 of the Official Records of Humboldt County, Nevada, as amended.

F238 * **HARRIS, R. & J. LEASE**
Lease dated January 1, 1994, between Richard C. Harris and Jane M. Harris, Lessor, and Pinson Mining Company, Lessee, a Memorandum of which is recorded in Book 329 at Page 360 of the Official Records of Humboldt County, Nevada, as amended.

F241 **GETCHELL ROYALTY DEED AND ASSIGNMENT**
Agreement Of Conveyance dated May 1, 1982, between Conoco Inc., Grantor, and Pinson Mining Company, Grantee, recorded in Book 163 at Page 630 of the Official Records of Humboldt County, Nevada. Conoco's 5% royalty interest now held by Getchell Gold Corp. and The Goldfield Corporation's 2% royalty interest now held by Newmont Capital Limited.

F244 **JEAN CLAIMS - ORR BURDEN**
Owned but 12 claims affected by letter dated October 22, 1980, from Pinson Mining Company to G. W. Delamare that created an ORR of $0.50/ton on ore mined from property up to a maximum of $150,000. See PRN H440.

G278 * **ECHO BAY (PP CLAIMS) DEED**
Deed dated December 1, 1997, between Echo Bay Exploration Inc., Grantor, and Pinson Mining Company, Grantee, recorded as Document #1998-360 of the Official Records of Humboldt County, Nevada.

G279 * **ENG FINDERS FEE AGREEMENT**
Finders Fee Agreement dated March 1, 1995, between Anthony L. Eng and Echo Bay Exploration Inc. No recording information.

G396 * **CHRISTISON RANGE MANAGEMENT AGREEMENT**
Range Management Agreement dated August 24, 1998, between Cecil Eugene Christison and Jo Hibbs Christison Co-Trustees of the Jo Christison Family Trust and Seven-Dot Cattle Company and Pinson Mining Company recorded as Document #1998-5733 of the Official Records of Humboldt County, Nevada.

H439 **PINSON #1A – #18A CLAIMS DEEDS**
Deed dated September 8, 2001, between Kate M. Murphy (1/12), Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4278, of the Official Records of Humboldt County, Nevada.
Deed dated September 17, 2001, between Barbara P. Noceto (1/4), Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4476, of the Official Records of Humboldt County, Nevada.
Deed dated December 24, 2002, between Patricia B. Phillips (1/12), Grantor, and Pinson Mining Company, Grantee, recorded as Document #2003-929, of the Official Records of Humboldt County, Nevada.

Page 2 of 3

H440 **NEWMONT CAPITAL ORR**

Letter dated October 22, 1980, from Pinson Mining Company to G.W. Delamare. No recording information. ORR now owned by Newmont Capital Limited.

H465 & H470 **CORDILLERAN PURCHASE**

Deed dated September 14, 2001, between Cordilleran Explorations, Grantor, and Pinson Mining Company, Grantee, recorded as Document #2001-4281, of the Official Records of Humboldt County, Nevada.

H833 * **RAYROCK ROYALTY AGREEMENT**

NSR Royalty Agreement dated November 30, 1996, between Pinson Mining Company, and Rayrock Mines, Inc. (now Glamis Marigold Mining Company) - 55.790%, John S. Livermore - 25.263%, Peter E. Galli – 8.421%, Dorothy B. Galli – 8.421% and D. M. Duncan – 2.105%, recorded as Document #1996-12507 of the Official Records of Humboldt County, Nevada.

*** Indicates Agreements that also cover lands outside of the Area of Interest**

EXHIBIT A – PART IV
AREA OF INTEREST

The Area of Interest shall include all that area lying within the Pinson Project Area of Interest boundary as depicted on the EXHIBIT A – PART IV "PINSON PROPERTY & AREA OF INTEREST MAP", attached hereto, and by this reference, made a part hereof.

The Area of Interest boundary is intended to follow PLS Section lines and encompasses the following Sections, located in Humboldt County, Nevada:

T.38N., R.43E., MDM – Section 30
T.38N., R.42E., MDM – Sections 16, 20 through 36, and that portion Section 17 to include the Adam 10 claim
T.38N., R.41E., MDM – Sections 25, 35, 36
T.37N., R.42E., MDM – Sections 2 through 10, 16 through 20
T.37N., R.41E., MDM – Sections 1 through 3, 9 through 17, 19 through 24

EXHIBIT A – PART V

Property/Royalty/AOI Map -attached

EXHIBIT A – PART VI

Restricted Areas Map - attached

Page 3 of 3

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART VI
PINSON PROPERTY RESTRICTED AREAS
HUMBOLDT COUNTY, NV
N
TAILINGS DAM
T38N R42E
T37N R42E
36
35
34
3
4
2
5

PINSON PROJECT AREA OF INTEREST

ATNA RESOURCES LTD. EARN-IN AGREEMENT
EXHIBIT A - PART V
PINSON PROJECT - HUMBOLDT COUNTY, NEVADA
PROPERTY / ROYALTY / AREA OF INTEREST MAP

N

EXHIBIT 99.2

ATNA RESOURCES LTD.
and **ATNA RESOURCES, INC.**

and

MERIDIAN MINERALS CORP.

EARN-IN AGREEMENT

Made as of November 28, 2006

3484099_7.DOC

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1 Defined Terms. 2
1.2 Included Words 7
1.3 Headings 7
1.4 References 7
1.5 Currency 7
1.6 Schedules 7
1.7 Governing Law 8
1.8 Severability 8

ARTICLE 2
REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1 Representations and Warranties of ATNA 8
2.2 Representations and Warranties of Meridian 8
2.3 Survival of Representations and Warranties 8
2.4 Covenants of ATNA (Eng) 9
2.5 Covenants of ATNA (Underlying Agreement and Finders Agreement) 9
2.6 Covenants of ATNA (Title) 10
2.7 Covenants of the Participants 10

ARTICLE 3
GRANT AND EXERCISE OF EARN-IN

3.1 Grant of Earn-In 11
3.2 Requirements for Completion of Earn-In 11
3.3 Withholding Taxes 13
3.4 Effect of Completion of Earn-In 13
3.5 Termination of the Earn-In 13
3.6 Effect of Termination 14

ARTICLE 4
EARN-IN PERIOD

4.1 Right of Entry During Earn-in Period 14
4.2 Obligations of Meridian During the Earn-in Period 15
4.3 Obligations of ATNA During the Earn-in Period 16
4.4 Operations During the Earn-in Period 16

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iii.

ARTICLE 5
THE MANAGER

5.1 Appointment 17
5.2 Powers and Duties of Manager 17
5.3 Technical Committee 18
5.4 Standard of Care 18

ARTICLE 6
JOINT VENTURE

6.1 Formation of Joint Venture 18
6.2 Increase in Participation Interest 19

ARTICLE 7
TRANSFERS

7.1 Limitations on Transfers 19
7.2 Prohibited Dispositions 19

ARTICLE 8
FORCE MAJEURE

8.1 Events 20
8.2 Effect of Intervening Events 20
8.3 Obligation to Remove Intervening Events 20
8.4 Giving Notice 20
8.5 Earn-In Requirements 20

ARTICLE 9
CONFIDENTIAL INFORMATION

9.1 Confidential Information 21
9.2 Information in Public Domain 21
9.3 Request to Disclose 21

ARTICLE 10
ARBITRATION

10.1 Single Arbitrator 21
10.2 Prior Notice 21
10.3 No Agreement on the Arbitration 21
10.4 Conduct of Arbitration 22
10.5 Alleged Default 22

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iv.

ARTICLE 11
NOTICE

11.1	Method	22
11.2	Amending Addresses	23

ARTICLE 12
AREA OF INTEREST

12.1	Limitation on Right to Acquire Mineral or Surface Interests	23
12.2	Expansion of Rights	24
12.3	Acquisition of Additional Property	24
12.4	Notice of Rejection	24
12.5	Further Assurance	24
12.6	Non-Compliance Constitutes Default	25
12.7	Other Activities and Interests	25

ARTICLE 13
GENERAL

13.1	Entire Agreement	25
13.2	No Waiver of Breaches	25
13.3	No Partnership	25
13.4	Further Assurances	25
13.5	Manner of Payment	25
13.6	Enurement	26
13.7	Special Remedies	26
13.8	Time of the Essence	26

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EARN-IN AGREEMENT

THIS EARN-IN AGREEMENT is entered into and made effective as of November 28, 2006.

BETWEEN:

ATNA RESOURCES LTD., a corporation incorporated under the laws of Canada, having its registered office in Vancouver, British Columbia, Canada and its subsidiary, **ATNA RESOURCES, INC.**, a corporation incorporated under the laws of the State of Nevada, USA with its principle office in Reno, Nevada, USA.

("**ATNA**")

AND:

MERIDIAN MINERALS CORP., a company incorporated under the laws of Delaware, having its principal offices in Reno, Nevada

("**Meridian**")

WITNESSES THAT WHEREAS:

A. Pursuant to the terms and conditions of an Option and Royalty Agreement (the "**Underlying Agreement**") dated March 11, 2003, as amended on September 21, 2006 between Anthony L. Eng (also known as Tony Eng) and Ellen O'Malley Eng (collectively referred to as "**Eng**"), ATNA Resources, Inc. and ATNA Resources Ltd. (collectively refereed to as "**ATNA**"), Eng granted to ATNA an option to purchase 100% of the right, title and interest in the unpatented lode mining claims listed in Schedule 2 to this Agreement, all of which are located in the County of Elko, State of Nevada, USA (the "**Claims**");

B. Pursuant to the terms and conditions of a Finders Agreement dated October 8, 2002 (the "**Finders Agreement**") between ATNA and Clancy Wendt ("**Wendt**"), ATNA is required to make certain payments to Wendt, all such payments to remain the exclusive obligations of ATNA and not be an obligation of Meridian pursuant to this Agreement until such time as Meridian vests in its initial interest in accordance with Article 3 of this Agreement;

C. In keeping with the terms of the Underlying Agreement, ATNA has maintained exclusive possession and the right to explore and mine the Claims, free and clear of Encumbrances, other than Permitted Encumbrances;

D. Pursuant to a Letter Agreement between ATNA Resources and Meridian Gold Inc. ("**Meridian Gold**") dated June 15, 2006, ATNA agreed to grant Meridian Gold an earn-in to acquire, directly or indirectly, an undivided 51% interest in ATNA's option to purchase 100% of the right, title and interest in the Claims;

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2.

E. Meridian Gold has assigned all of its rights and obligations under the Letter Agreement to Meridian;

F. Meridian has agreed to fund exploration and development activities on the Properties;

G. ATNA has agreed, that upon completion of the Committed Payments, Committed Expenditures, Additional Payments and Additional Expenditures in accordance with Article 3 of this Agreement, 51% of its 100% interest in the Claims will irrevocably be vested in Meridian and ATNA and Meridian shall establish between them a joint venture in respect of the Claims; and

H. ATNA has agreed to grant Meridian an option to increase Meridian's participation interest in the joint venture from 51% to 70% upon the completion of a Pre-feasibility Study pertaining to the Claims.

NOW THEREFORE in consideration of the premises and the covenants, agreements, representations and warranties herein, the sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"**Additional Property**" means any Mineral Rights or Surface Rights within the Area of Interest that become subject to the terms of this Agreement pursuant to Article 12.

"**Additional Expenditures**" has the meaning set out in Subsection 3.2(d).

"**Additional Payments**" has the meaning set out in Subsection 3.2(c).

"**Affiliate**" means any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or is under common Control with a Participant.

"**Agreement**" means this Earn-In Agreement, including all amendments and modifications, and all schedules and exhibits, all of which are incorporated herein by reference.

"**Area of Interest**" means the area within a perimeter constituted by the outside boundaries of the Claims, plus one mile.

"**ATNA**" means collectively, ATNA Resources Inc. and ATNA Resources Ltd.

"**Authorization**" means, with respect to any Participant, any order, permit, approval, waiver, licence or similar authorization of any governmental or public department, central bank, commission, board, bureau, agency or instrumentality or stock exchange having jurisdiction over the Participant, and includes any bond, deposit or other security required by any order, permit, approval, waiver, licence or authorization.

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3.

"**Budget**" means a detailed estimate of all costs to be incurred and Expenditures to be made, and a schedule of cash advances to be made, by the Participants with respect to a Program.

"**Business**" means the contractual relationship of the Participants under this Agreement.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any other day on which banks are closed in Vancouver, British Columbia or in Reno, Nevada.

"**Commencement Date**" means June 15, 2006, the date of the Letter Agreement.

"**Committed Expenditures**" has the meaning ascribed to that term in Subsection 3.2(b).

"**Committed Payments**" has the meaning set out in Subsection 3.2(a).

"**Claims**" means the unpatented mineral claims and applications for unpatented mineral claims described in Schedule 2 of this Agreement, as they exist on the date of this Agreement and a "**Claim**" is any of them.

"**Confidential Information**" means all information, data, knowledge and know-how (including, but not limited to, formulae, patterns, compilations, programs, devices, methods, techniques and processes) that derive independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, including without limitation all analyses, interpretations, compilations, studies and evaluations of such information, data, knowledge and know-how generated or prepared by or on behalf of either Participant.

"**Control**" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through: (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) an operating agreement; (v) a voting trust; or (vi) otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"**Earn-In**" has the meaning set out in Section 3.1.

"**Earn-In Period**" means the period beginning with the Commencement Date and ending on the earliest of: (i) the date upon which the Earn-In has been completed pursuant to Section 3.4 and (ii) the date upon which the Option has been terminated.

"**Effective Date**" means the effective date of this Agreement, as set forth in its opening language.

"**Encumbrance**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other claim or encumbrance of any nature, whether or not capable of being registered against title.

"**Environmental Compliance**" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

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4.

"Environmental Compliance Fund" has the meaning set out in the Section 2.14 of the Joint Venture Agreement, annexed hereto as Schedule 3.

"Environmental Laws" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, attorneys' fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either Participant, by any person or entity other than the other Participant, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from: (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; (ii) physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws.

"Expenditures" means all costs and expenses of whatever kind or nature actually spent or incurred by or on behalf of Meridian since the Commencement Date (including, without limitation, those described in Section 3.2) in the conduct of exploration, development and evaluation activities on or in relation to the Properties including, without limitation:

(i) in searching title and curing title defects;

(ii) in acquiring Additional Properties;

(iii) in holding the Properties in good standing (including any monies expended as required to comply with Laws, such as for the completion and submission of assessment work and filings required in connection therewith), in defending title to the Properties and for any payments to underlying property owners, unless paid by ATNA under the terms of this Agreement;

(iv) in preparing for and in the application for and acquisition of environmental permits and other Authorizations necessary or desirable to commence and complete exploration, development and evaluation activities on the Properties, including all bonds and deposits to secure or maintain such permits or authorizations;

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5.

(v) in doing geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of minerals, water and other materials or substances;

(vi) in acquiring services or facilities or the use thereof and for all parts, supplies and consumables, provided that any cost or expense paid or incurred in connection with properties or rights therein in which ATNA has an interest but which are required for the development of the Properties will be reasonably and in good faith allocated according to the benefit or potential benefit to the Properties;

(vii) for salaries and wages for employees assigned to exploration, development and evaluation activities;

(viii) the expenses of all persons engaged in work with respect to and for the benefit of the Properties including for their travel, food, lodging and other reasonable needs;

(ix) payments to contractors or consultants for work done, services rendered or materials supplied;

(x) all taxes or other imposts levied against or in respect of the Properties or activities thereon and the cost of insurance premiums and performance bonds or other security;

(xi) any reasonable costs and expenses in connection with other properties in which ATNA or Meridian have no interests, such as easements, access roads, water and electric transmission lines and other rights and facilities that are required for the exploration and development of the Claims; and

(xii) an administrative charge equal to 3% of all Expenditures (other than Expenditures on capital assets). The parties agree that the administrative charge is intended to compensate Meridian for its home office overhead and general and administrative expenses incurred in managing the Project and is not intended to result in net profit to Meridian. The parties further agree that the administrative charge is subject to a right of review and dispute in accordance with the arbitration provisions of this Agreement by either ATNA or Meridian.

"**Initial Contribution**" means the contribution of Committed Payments, Committed Expenditures, Additional Payments and Additional Expenditures in accordance with Article 3 of this Agreement.

"**Intervening Event**" has the meaning set out in Section 8.1.

"**Joint Venture**" means the joint venture formed in relation to the Project, as contemplated in Section 3.4 and as more particularly described in Article 6.

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6.

"**Joint Venture Agreement**" means the form of joint venture exploration and mine development agreement attached as Schedule 3 to be entered into by the parties upon fulfilment of all obligations of the Agreement.

"**Laws**" means applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, guidelines, and general principles of common and civil law and equity, binding on or affecting the Person or Property referred to in the context in which the word is used.

"**Letter Agreement**" means the letter agreement dated June 15, 2006 between ATNA and Meridian that contemplated the parties entering into this Agreement.

"**Manager**" means the Participant appointed as Manager under Section 5.1 to manage the Project.

"**Meridian**" means Meridian Minerals Corp.

"**Mineral Reserves**" shall include the terms "proven mineral reserve" and "probable mineral reserve" and shall have the meanings ascribed to them in NI 43-101.

"**Mineral Resources**" shall include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" and shall have the meanings ascribed to them in NI 43-101.

"**Mineral Rights**" means interests in minerals and rights to minerals including, without limitation, exploration licenses, unpatented mineral claims, patented mineral claims and other forms of mineral title, whether contractual, statutory or otherwise.

"**NSR Royalty**" means the three percent (3.0%) in aggregate NSR Royalty on production from the Claims noted in Schedule 2 (annexed hereto) payable pursuant to the Underlying Agreement.

"**NI 43-101**" means National Instrument 43-101, entitled "Standards of Disclosure for Mineral Projects", as issued by the Canadian Securities Administrators, as it or its successor instrument exists on the date of reference.

"**Operations**" has the meaning set out in the Joint Venture Agreement annexed hereto as Schedule 3.

"**Participant**" means ATNA or Meridian or any permitted successor or assign of ATNA or Meridian under this Agreement.

"**Permitted Encumbrances**" means those Encumbrances listed in Schedule 4 hereto.

"**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

"**Pre-feasibility Study**" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method

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7.

of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

"Principal Areas" means the areas of the Properties known as the Clover Property located in Elko County, Nevada.

"Program" means a description in reasonable detail of the activities to be carried out and the objectives to be accomplished by the Manager for the relevant period.

"Project" means the project for the exploration and development of the Properties.

"Properties" means the Claims and any Additional Property.

"Qualified Person" has the meaning ascribed to that term under NI 43-101.

"Surface Rights" means any interest in any real property, whether freehold, leasehold, license, right of way, easement or any other surface or other right in relation to real property, and includes water rights or any interest therein, but does not include any Mineral Rights.

"Title Report" means the title report dated August 24, 2006 prepared by Sylvia J. Good, RPL, relating to the Principal Areas.

"Underlying Agreement" means the Option and Royalty Agreement dated March 11, 2003, annexed hereto as Schedule 6.

1.2 Included Words

This Agreement will be read with such changes in gender or number as the context will require.

1.3 Headings

The headings to the articles, paragraphs, parts or clauses of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.4 References

Unless otherwise stated, a reference herein to a numbered or lettered article, section or schedule refers to the article, section or schedule bearing that number or letter in this Agreement. A reference to "this Agreement", "hereof", "hereunder", "herein" or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.5 Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of the United States.

1.6 Schedules

The following schedules are incorporated into this Agreement by reference:

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8.

Schedule 1	Representations and Warranties
Schedule 2	Claims
Schedule 3	Joint Venture Agreement
Schedule 4	Permitted Encumbrances
Schedule 5	Certificate of Eng
Schedule 6	Underlying Agreement

1.7 Governing Law

This Agreement will be construed and governed by the laws in force in the State of Nevada, and, except where matters are expressed herein to be subject to arbitration, the courts of the State of Nevada will have exclusive jurisdiction to hear and determine all disputes arising hereunder. This Section will not be construed to affect the rights of a party to enforce a judgment or award outside the State of Nevada. This Agreement is to be construed as an option only and nothing therein shall obligate the optionee to do anything or pay any amount except where expressly herein provided.

1.8 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

ARTICLE 2
REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1 Representations and Warranties of ATNA

ATNA represents and warrants to Meridian the representations and warranties set forth in Part A of Schedule 1 to this Agreement.

2.2 Representations and Warranties of Meridian

Meridian represents and warrants to ATNA the representations and warranties set forth in Part B of Schedule 1 to this Agreement.

2.3 Survival of Representations and Warranties

The representations, warranties and covenants contained in this Agreement are conditions on which the parties have relied in entering into this Agreement and will survive the execution hereof. All representations, warranties and covenants will terminate upon the exercise of the Earn-In. Each of ATNA and Meridian will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement. Liability for consequential and indirect loss is excluded under this Article. A party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

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2.4 Covenants of ATNA (Eng)

ATNA covenants and agrees that concurrent with entering into of this Agreement, it will deliver to Meridian, a certificate executed by Eng in the form attached as Schedule 5.

2.5 Covenants of ATNA (Underlying Agreement and Finders Agreement)

ATNA covenants and agrees that forthwith after execution of this Agreement it shall continue fulfilling its obligations pursuant to Section 2 the Underlying Agreement in order to maintain its 100% interest in the Claims and Section 3 of the Finders Agreement. ATNA's obligations under this Article shall cease upon formation of the Joint Venture under section 6.1 or Meridian's election under section 6.2 to increase its participating interest. The costs and expenses described under subsection 2.5 (a) and (b) shall become the responsibility of the Joint Venture (under section 6.1) or Meridian (under section 6.2).

(a) ATNA shall, in accordance with the Underlying Agreement:

(i) on or before March 11, 2007, make payment to Eng of US$50,000;

(ii) on or before March 11, 2008, make payment to Eng of US$50,000;

(iii) on or before March 11, 2009, make payment to Eng of US$50,000;

(iv) on or before March 11, 2010, make payment to Eng of US$35,000; and

(v) do all such things required to keep the Claims in good standing, including, but not restricted to,

paying all fees, rentals and land taxes relating to the Claims.

(b) ATNA shall, in accordance with the Finders Agreement:

(i) on or before March 11, 2007, make payment to Wendt of US$30,000;

(ii) on or before March 11, 2008, make payment to Wendt of US$30,000;

(iii) on or before March 11, 2009, make payment to Wendt of US$30,000;

(iv) on or before March 11, 2010, make payment to Wendt of US$30,000;

(v) on or before March 11, 2011, make payment to Wendt of US$30,000;

(vi) on or before March 11, 2012, make payment to Wendt of US$30,000;

(vii) on or before March 11, 2013, make payment to Wendt of US$30,000;

(viii) on or before March 11, 2014, make payment to Wendt of US$30,000; and

(ix) on or before March 11, 2015,and each year thereafter, make make payment to Wendt of US$30,000 until such time as $500,000 has been paid.

10.

2.6 Covenants of ATNA (Title)

(a) ATNA covenants and agrees that, as recommended in the Title Report, it shall use commercially reasonable best efforts to:

(i) cause to file with the Bureau of Land Management a copy of the recorded Quitclaim Deed dated December 1, 1999 evidencing the quitclaim of MT 1-5, 7, 12-14, 19, 77, 78, 82, 83 and 89 and EBX 8, 13, 15, 17, and 48-50, among other claims, in favour of Eng; and

(ii) cause the Release of record dated February 3, 2006 of the Option Agreement between ATNA Resources Ltd, ATNA Resources Inc., New Sleeper Corporation and New Sleeper (USA) Inc. to forthwith be recorded in the Elko County Records;

on or before the first anniversary of the Effective Date of this Agreement.

(b) ATNA further covenants and agrees that it shall, on or before the first anniversary of the Effective Date of this Agreement, obtain a legal opinion as to title to the Property and the Claims and deliver such opinion to Meridian.

2.7 Covenants of the Participants

The Participants covenant and agree as follows:

(a) The NSR Royalty, as required by the Underlying Agreement, will be payable to Eng for so long as the Participants and/or their successors and assigns hold any interest in the Claims or the Royalty is purchased in accordance with the Underlying Agreement;

(b) Payment of the NSR Royalty, if any, will be made in accordance with the Underlying Agreement and quarterly within 30 days after the end of each yearly quarter based upon a year commencing on the 1st day of January and expiring on the 31st day of December in any year in which ore is produced or removed from the Claims and shall be accompanied by unaudited financial statements pertaining to the operations carried out by the Participants on the Property. Within 90 days after the end of each year for which the NSR Royalty is payable, the records relating to the calculation of the NSR Royalty for such year will be audited by the Participants and any adjustments in the payment of the NSR Royalty will be made forthwith after completion of the audit. A copy of the audit shall be made available to Eng within 30 days of the end of such 90 day period. All payments of the NSR Royalty for a year will be deemed final and in full satisfaction of all obligations of the Participants in respect thereof if such payments or calculations thereof are not disputed by Eng within 180 days after receipt by Eng of the said audit statement;

(c) Meridian acknowledges that, in accordance with the Underlying Agreement, Eng or its authorized agent, at its expense shall be permitted the right to audit such books and records of the Participants related to the NSR Royalty (the "**Eng Audit**") to determine the accuracy of the audit statement, but shall not have access to any other books or records of the Participants. The Eng Audit shall be

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conducted by a chartered or certified accountant. The Participants shall have the right to access books and records relating to the Eng Audit upon execution of a written agreement by the auditor that all information will be held in confidence and used solely for the purposes of the audit and resolution of any disputes related to the audit statement. A copy of the Eng Audit shall be delivered to the Participants upon completion and any discrepancy between the amount actually paid by the Participants and the amount which should have been paid according to the Eng Audit shall be paid forthwith from one party to the other. In the event that the discrepancy is to the detriment of Eng and exceeds 5% of the amount actually paid by the Participants, the Participants shall pay the costs of the audit;

(d) Any dispute arising out of or related to any audit, payment or calculation shall be resolved solely by arbitration as provided in this Agreement. No error in accounting or in interpretation of the Agreement shall be the basis for a claim of breach of fiduciary duty or the like or give rise to a claim for exemplary or punitive damages or termination or rescission of this Agreement or the Underlying Agreement and rights acquired and held by the Participants pursuant to the terms of this Agreement and the Underlying Agreement;

(e) The determination of the NSR Royalty is based on the premise that production will be developed solely on the Claims except that the Participants will have the right to commingle ore mined from the Claims with ore mined and produced from other properties provided the Participants will adopt and employ reasonable practices and procedures for weighing, sampling and assaying, in order to determine the amounts of products derived from, or attributable to ore mined and produced from the Claims. The Participants will maintain accurate records of the results of such sampling, weighing and analysis with respect to any ore mined and produced from the Claims. Meridian acknowledges that, in accordance with the Underlying Agreement, Eng or its authorized agents will be permitted the right to examine at all reasonable times such records pertaining to commingling of ore or to the calculation of Net Smelter Returns; and

(f) Notwithstanding the above, the Participants shall have the right at any time to purchase up to 100% of the NSR Royalty on the Claims by paying to Eng the sum of $1,000,000 for each one of the three percentage points of the NSR Royalty on the Claims in accordance with the terms of the Underlying Agreement.

ARTICLE 3
GRANT AND EXERCISE OF EARN-IN

3.1 Grant of Earn-In

ATNA hereby grants to Meridian the sole and exclusive earn-in right(the "**Earn-In**") in accordance with this Article 3, to acquire an undivided 51% interest in the option granted to ATNA pursuant to the Underlying Agreement, which option grants to ATNA the right to purchase 100% of the right, title and interest in and to the Claims, free and clear of all Encumbrances.

3.2 Requirements for Completion of Earn-In

To complete the Earn-In, subject to the terms and conditions of this Agreement, Meridian must:

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12.

(a) on or before the following dates while the Agreement remains in effect, as a condition precedent to maintaining the Agreement in effect, make the following payments (the "**Committed Payments**") representing a cumulative total of US$135,000 to ATNA:

(i) on closing of the transactions underlying this Agreement, payment of US$60,000;

(ii) on or before February 1, 2007, payment of US$35,000; and

(iii) on the first anniversary of the Effective Date of this Agreement, payment of US$40,000.

(b) on or before the first anniversary of the Effective Date of this Agreement, subject to Article 8, Meridian will, in addition to the Committed Payments described in 3.2(a) fund Expenditures aggregating US$300,000 (the "**Committed Expenditures**").

(c) on or before the following dates, make the following payments (the "**Additional Payments**") (which amounts do not include the Committed Payments) while, and as a condition precedent to, maintaining the Agreement in effect, which Additional Payments will represent a cumulative total of US$500,000:

(i) on or before January 15, 2008, payment of US$100,000;

(ii) on or before January 15, 2009, payment of US$150,000; and

(iii) on or before January 15, 2010, payment of US$250,000.

(d) on or before the following dates, subject to Article 8, make the following Expenditures (the "**Additional Expenditures**") (which amounts do not include the Committed Expenditures) while, and as a condition precedent to, maintaining the Agreement in effect, which Additional Expenditures will represent a cumulative total of US$3,000,000:

(i) on or before the second anniversary of the Effective Date of this Agreement, Additional Expenditures of US$500,000;

(ii) on or before the third anniversary of the Effective Date of this Agreement, Additional Expenditures of US$1,000,000; and

(iii) on or before the fourth anniversary of the Effective Date of this Agreement, Additional Expenditures of US$1,500,000.

Committed Expenditures and Additional Expenditures in any period referred to in Section 3.2 in excess of the amounts specified may be carried over to the subsequent period or periods. All Additional Payments and Additional Expenditures are not to be considered irrevocable obligations of Meridian.

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3.3 Withholding Taxes

Meridian shall be entitled to withhold 10% of any and all present or future Committed Payments or Additional Payments for U.S. federal, state or local taxes, levies, imposts, duties, fees, assessments, deductions, charges or withholdings, and all liabilities with respect thereto ("**Taxes**") from fees payable pursuant to Subsection 3.2(a) and 3.2(c) if and to the extent that Meridian is required by applicable tax statutes or regulations.

In the event Meridian withholds Taxes from amounts payable pursuant to Subsection 3.2(a) and 3.2(c), it shall pay to the appropriate taxing authority, in a timely manner, the full amount of Taxes and other amounts it has withheld. To the extent ATNA claims that it is not subject to tax or exempt from withholding, ATNA shall execute forthwith the appropriate Internal Revenue Service or other taxing authority tax forms or filings and provide them to Meridian. In the event such forms are not received by Meridian thirty (30) days before such payment is to be made by Meridian, Meridian shall withhold and remit any applicable tax. To the extent Meridian withholds such taxes, Meridian shall provide any tax information filing as required by statute or regulation to indicate that such taxes were remitted and paid on behalf of ATNA.

3.4 Effect of Completion of Earn-In

Upon Meridian having incurred the Initial Contribution in accordance with Section 3.2:

(a) the Earn-In will have been successfully completed without further action by the parties;

(b) Meridian will be the legal and beneficial owner of 51% of ATNA's interest in the Underlying Agreement, the Claims; and any Additional Property; and

(c) the Joint Venture will be formed pursuant to Article 6.

3.5 Termination of the Earn-In

The Earn-In will terminate if:

(a) Meridian does not comply with the requirements of Section 3.2 within the time periods set out therein;

(b) at any time, during the term of the Agreement, but after the Committed Payments and Committed Expenditures have been made, Meridian delivers notice to ATNA that it wishes to terminate the Earn-In, whereupon the Earn-In will terminate 30 days thereafter; or

(c) at any time, during the term of the Agreement and prior to the formation of the Joint Venture, ATNA ceases to maintain its interest in the Claims or there is a dispute of a material nature as between ATNA and Eng, Meridian's obligations in connection with this Agreement will forthwith cease and terminate.

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3.6 Effect of Termination

Upon termination of the Earn-In pursuant to Section 3.5 Meridian will have no further right to acquire any interests in the Claims and no further obligations hereunder, except as provided in subsections 4.2(f) and section 5.4 of this Agreement and the following:

(a) to leave the Properties in a safe and orderly condition and, with respect to activities carried out thereon by Meridian during the Earn-in Period, in accordance with all applicable Environmental Laws and permits, and without any outstanding work orders or directions related to any Environmental Liabilities requiring any work, repairs, construction or capital expenditures with respect to the Properties;

(b) to deliver to ATNA or its designee, and if requested by Eng, to Eng, at a designated location in Nevada:

(i) copies of all data, information and reports on work carried out by Meridian during the Earn-in Period on the Properties, all drill core, assay pulps, maps, drilling logs, assay results and other technical data compiled by Meridian with respect to the Properties not previously delivered to ATNA; and

(ii) upon the request of ATNA, a form of quitclaim or other instrument satisfactory to ATNA, executed by Meridian, appropriate to evidence that Meridian has no further interest in any of the Properties;

(c) if requested to do so by ATNA, within a period of 90 days following such termination, to remove from the Properties all temporary structures, plant, equipment, machinery, tools, appliances and supplies erected, installed or brought upon the Properties by or on behalf of Meridian;

(d) together with ATNA, perform any other covenants under the Agreement required to be performed upon termination and observe and perform their confidentiality and other obligations pursuant to Article 9; and

(e) nothing within section 3.5 or section 3.6 shall remove Meridian's obligation with respect to Committed Payments or Committed Expenditures under the Agreement or to, if requested to do so by ATNA, within a period of 90 days following the termination of the Agreement, submit an exploration report summarizing all activities undertaken by Meridian on the Property prior to such termination.

ARTICLE 4
EARN-IN PERIOD

4.1 Right of Entry During Earn-in Period

Throughout the Earn-in Period, Meridian and its Affiliates, employees, agents and independent contractors will have the right in respect of the Properties to:

(a) enter thereon;

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(b) have exclusive and quiet possession thereof;

(c) do such prospecting, exploration, development and/or other mining work thereon and thereunder as Meridian in its sole discretion may determine to be advisable including, without limitation, the removal of ores, minerals and metals from the Properties, but only for the purpose of testing; and

(d) bring upon and erect upon the Properties such facilities as Meridian may deem advisable.

Meridian's rights pursuant to this Section will at all times be subject to any restrictions that may be required by the Laws and to a right of entry in favour of ATNA and Eng to observe the results of the exploration work, so long as ATNA's and Eng's right of entry is at their sole risk and expense and so long as they do not unduly interfere with Meridian's activities.

4.2 Obligations of Meridian During the Earn-in Period

Meridian covenants and agrees that during the Earn-in Period:

(a) Meridian will obtain and maintain or cause any contractor engaged by it to obtain and maintain, during any period in which active exploration work is carried out on the Claims and on the Property insurance coverage of not less than the following:

(i) employers liability insurance covering each employee engaged in operating on the Claims and Property to the extent of $1,000,000 where such employee is not covered by Workers Compensation; and

(ii) comprehensive general liability insurance in such form as may be customarily carried out by a prudent operator for similar operations with a bodily injury, death and property damage limit of $500,000 inclusive, and, if requested, will forward to ATNA, with a copy to Eng, a certificate of insurance for such amounts showing Eng as a named insured;

(b) Meridian will permit ATNA, Eng or their agents or representatives, duly authorized by it in writing, at their own risk and expense, limited access to the Claims upon giving Meridian 48 hours written notice, provided however that ATNA, Eng or any such agent or representative shall not interfere with Meridian's activities on the Property;

(c) Meridian will prepare and deliver to ATNA, brief activity summaries on a quarterly basis outlining significant results of Meridian's exploration efforts on the Property. Additionally, Meridian will inform ATNA immediately of all significant results received from drilling on the Property, such that ATNA may review the results and evaluate the materiality of the information with respect to ATNA's regulatory disclosure requirements, including, but not limited to all information necessary to meet requirements the disclosure requirement of National Instrument 43-101 and U.S. SEC Industry Guide 7;

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(d) Meridian will provide ATNA, on a quarterly basis, a detailed expenditure summary to support its Committed Expenditure obligations and Additional Expenditure requirements;

(e) Meridian will prepare and deliver to ATNA and Eng on or before February 28 of each year during the term of this Agreement a report outlining, in reasonable detail, Meridian's activities on and in connection with the Claims and the Property during the preceding calendar year and Meridian's proposals for further work relating to the Claims and Property;

(f) Meridian will conduct all work on or with respect to the Claims in a careful and minerlike manner and in compliance with all applicable Laws;

(g) Meridian will indemnify and save ATNA harmless from any and all claims, suits, actions liabilities and expenses made or brought against it as a result of work done by Meridian or with respect to the Property; and

(h) Meridian will keep the Claims and Additional Property free from liens and encumbrances for the term of this Agreement.

4.3 Obligations of ATNA During the Earn-in Period

ATNA covenants and agrees that during the Earn-in Period:

(a) ATNA will, and if applicable will cause its Affiliates to, fulfill the obligations of ATNA under this Agreement including the obligations under this Article 4 and the obligations as set out in Section 2.4 and Section 2.5 of this Agreement;

(b) ATNA will, and if applicable will cause its Affiliates to, maintain the Claims constituting the Property in good standing by payment of the annual maintenance fees to the Bureau of Land Management by August 15 and to Elko County by October 15 of each year with written confirmation thereof to Meridian and Eng;

(c) ATNA will not, and will cause its Affiliates not to, create, suffer or allow to exist with respect to the Claims mortgages, pledges, liens, embargoes, prohibitions, purchase option, contract of sale and other encumbrances and clouds on title, including any lease, license or litigation;

(d) ATNA will not, and will cause its Affiliates not to, sell, transfer, assign, or grant to any third party any right, title or interest in, or any right to acquire any such interest in, all or any part of the Claims; and

(e) ATNA will not, and will cause its Affiliates not to relinquish, amend, modify or vary any rights as granted to it pursuant to the Underlying Agreement without the express prior written consent of Meridian.

4.4 Operations During the Earn-in Period

(a) Until Meridian has completed its Initial Contribution, Meridian shall have the sole right to determine the nature, timing, scope, extent and method of all Operations without any obligation to prepare Programs and Budgets for review,

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comment or approval by ATNA, or to obtain the approval or consent of ATNA. In conducting such Operations, Meridian shall be entitled, but shall not be obligated, to exercise any of the applicable powers of the Manager in Section 5.2. For all such Operations, Meridian shall provide for accrual of reasonably anticipated Environmental Compliance expenses, which shall constitute Expenditures hereunder, and upon completion of its Initial Contribution and the entering into of a Joint Venture with ATNA, Meridian shall transfer any accrued but unexpended amounts to the Environmental Compliance Fund established in accordance with the Joint Venture Agreement.

(b) ATNA shall provide Meridian with written notice of any objections it may have to the statement of anticipated Environmental Compliance expenditures submitted to it as provided above within three (3) months after receipt of the statement. Failure to provide such notice within the three (3) month period shall constitute acceptance by ATNA of the stated Expenditures.

(c) Nothing within this section 4.4 shall eliminate Meridian's obligations to perform any and all reclamation or environmental remediation required by regulatory authorities as a result of Meridian's activities on the Claims or the Additional Properties.

ARTICLE 5
THE MANAGER

5.1 Appointment

The parties hereby appoint Meridian as the Manager with overall management responsibility for operations. Meridian hereby agrees to serve as the Manager during the Earn-In Period.

5.2 Powers and Duties of Manager

Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties, which shall be discharged in accordance with adopted Programs and Budgets:

(a) the Manager shall conduct, manage, direct and control operations, including exploration operations and the preparation of proposed Programs and Budgets;

(b) the Manager shall make all Expenditures necessary to carry out adopted Programs;

(c) the Manager shall: (i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for operations, such purchases and acquisitions to be made on the best terms available; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Properties free and clear of all Encumbrances;

(d) the Manager shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the operations; (excluding those payments described in sections 2.5(a) and (b) of this

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Agreement) (ii) pay all taxes, assessments and like charges; and (iii) do all other acts reasonably necessary to maintain the Properties; and

(e) the Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

5.3 Technical Committee

Meridian and ATNA shall form a technical committee consisting of one representative from each party to formulate recommendations for Meridian concerning the exploration of the Claims. It is acknowledged by both parties that Meridian shall at all times have sole discretion in determining Programs and Budgets during the term of this Agreement.

5.4 Standard of Care

The Manager shall conduct all operations in good, workmanlike and efficient manner using the skill and judgement, and exercising such degree of care and skill, as would reasonably be exercised by an experienced mining company carrying on operations of the nature and scope contemplated by this Agreement.

ARTICLE 6
JOINT VENTURE

6.1 Formation of Joint Venture

Upon Meridian satisfying its obligations pursuant to Article 3 and the successful completion of the Earn-In:

(a) Meridian and ATNA will be deemed to have formed a Joint Venture (with respective interests of 51% and 49%) for the purpose of carrying out the Project and all such acts which are necessary or appropriate, directly or indirectly, to:

(i) hold the Properties and the other assets of the Joint Venture;

(ii) explore the Properties for Minerals and, if feasible, develop a mine thereon; and

(iii) carry out any other activity in connection with or incidental to any of the foregoing.

(b) ATNA will contribute all of the Claims and Properties to the Joint Venture.

(c) Meridian and ATNA will be deemed to have entered into the Joint Venture Agreement in the form set forth in Schedule 3, modeled after the Rocky Mountain Mineral Law Foundation Form 5A, adopting the requisite tax statutes and regulations in effect at that time to maximize the value of the project to each respective party, and each of them will execute and deliver such form of agreement to the other. Provided that all parties agree to do so, the Joint Venture may be structured other than as a joint venture agreement, but any such arrangement will be on the same terms, mutatis mutandis, as set out in the Joint

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Venture Agreement, with only those changes as are required to give effect to the different form of agreement or organizational structure.

(d) The obligations of ATNA pursuant to the Underlying Agreement and the Finders Agreement, shall become joint obligations of Meridian and ATNA shared by the parties respective to their interests in the Joint Venture.

6.2 Increase in Participation Interest

Meridian has the option, at its sole discretion, to increase its participation interest in the Joint Venture from 51% to 70% (the "**Meridian Option**") upon delivery of notice (the "**Notice of Exercise**") indicating that it will complete a Pre-feasibility Study on the Claims no later than 30 months after the date on which all amounts constituting the Initial Contribution are incurred. Meridian's participation interest will remain at 51% until delivery of the Pre-feasibility Study to ATNA, at which time Meridian's participation interest will increase from 51% to 70%. Meridian acknowledges that it will be solely responsible for all expenditures required to complete and deliver to ATNA the Pre-feasibility Study.

If Meridian delivers such Notice of Exercise to ATNA, from the date of the Notice of Exercise Meridian shall be obligated to make all payments required to maintain the Claims in good standing, which payments shall include payments of land taxes and rentals required by Law and payments to the Eng and Wendt as required by the Underlying Agreement and the Finders Agreement. Once Meridian vests in its 70% interest, these costs and expenses shall be shared by both parties in proportion to their respective interest in the Joint Venture.

ARTICLE 7
TRANSFERS

7.1 Limitations on Transfers

Unless permitted under and in accordance with this Agreement and prior to the formation of the Joint Venture, neither ATNA nor Meridian will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of (in this Article, whether as a noun or verb and in any form, "**Transfer**") its interest in any of the Properties, or transfer or assign any of its rights under this Agreement. Without prejudice to the aforementioned, Meridian is expressly authorized to assign totally or partially its interest in the Properties or assign any of its rights under this Agreement to any affiliate of Meridian, which affiliate shall assume in such assignment all and each of the obligations of Meridian undertaken by virtue of this Agreement. Without prejudice to the aforementioned, with the express consent of Meridian, ATNA may assign totally or partially its interest in the Properties or assign any of its rights under this Agreement to any affiliate of ATNA, which affiliate shall assume in such assignment all and each of the obligations of ATNA undertaken by virtue of this Agreement.

7.2 Prohibited Dispositions

A party is prohibited from Transferring its interest in any of the Properties or any of its rights under this Agreement, the Underlying Agreement or the Finders Agreement, unless such Transfer occurs when such party is not in default of any of its covenants and agreements herein contained and it has received the consent of the other party hereunder to such Transfer, which consent may be withheld in its sole discretion.

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Notwithstanding any other provision of this Article 7, neither ATNA or its Affiliates may Transfer any of their interest under this Agreement, the Underlying Agreement or the Finders Agreement prior to the completion of the Earn-In without the consent of Meridian, which consent may be withheld by Meridian in its sole discretion.

ARTICLE 8
FORCE MAJEURE

8.1 Events

Notwithstanding any other provisions contained herein, a party will not be liable for its failure to perform any of its obligations nor will it lose any of its rights under this Agreement due to a cause beyond its control including, but not limited to: acts of God, acts of war, terrorism, fire, flood, explosion, strikes, lockouts or other industrial disturbances or civil disturbance, Laws, inability to obtain any Authorizations (where the party seeking to invoke the provisions of this Article has taken all commercially reasonable steps to obtain the necessary Authorizations), non-availability of materials or transportation, and protests, demonstrations or other events causing work stoppages by environmental lobbyists, political or ethnic groups (each an "**Intervening Event**").

8.2 Effect of Intervening Events

All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in this Article 8.

8.3 Obligation to Remove Intervening Events

A party relying on the provisions of this Article 8 will take all commercially reasonable steps to eliminate any Intervening Event and its effects hereunder and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any Law or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

8.4 Giving Notice

A party relying on the provisions of this Article 8 will give notice to the other party forthwith upon the occurrence of the Intervening Event and forthwith after the end of the period of delay when such Intervening Event has been eliminated or rectified.

8.5 Earn-In Requirements

For the purposes of this Article 8, the inability of the Meridian to conduct planned work on any of the Properties, by reason of an Intervening Event (including, without limitation, the inability to obtain all Authorizations necessary for drilling on the Properties and/or the non-availability of equipment where all reasonable steps have been taken to obtain the necessary Authorizations and/or equipment) will be deemed to be an Intervening Event with respect to the funding of Expenditures necessary to maintain and exercise the Earn-In, so long as all obligations and payments required by the Underlying Agreement in order to keep the Underlying Agreement in good standing are made. Each of the deadlines specified in Article 3 for the completion of Expenditures will be extended by the length of the Intervening Event. Meridian will immediately take all commercially reasonable steps to eliminate any such Intervening Event and its effects, as contemplated in Section 8.3.

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ARTICLE 9
CONFIDENTIAL INFORMATION

9.1 Confidential Information

Except as specifically otherwise provided for herein, all information obtained hereunder will be confidential and notwithstanding any termination of this Agreement, neither of the parties will disclose or permit the disclosure of such information or the terms of this Agreement, or use or permit the use of such information other than for the activities contemplated hereunder, as required by any Laws or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the written consent of the other party, such consent not to be unreasonably withheld.

9.2 Information in Public Domain

The provisions of this Article 9 do not apply to information that is in or becomes part of the public domain other than through a breach of the terms hereof.

9.3 Request to Disclose

Where a request is made for permission to disclose confidential information hereunder, a reply thereto will be made within three Business Days after receipt of such request, failing which the party requesting will be entitled as if consent had been given to disclose such information in the limited circumstances specified in such request. Meridian recognizes that certain information may be material to ATNA and not material to Meridian and therefore agrees to work with ATNA such that ATNA may comply with its regulatory requirements for disclosure of material information.

ARTICLE 10
ARBITRATION

10.1 Single Arbitrator

Subject to the express provision of this Agreement, any matter required or permitted to be referred to arbitration hereunder or in dispute hereunder will be determined by arbitration under the Rules of Arbitration of the International Chamber of Commerce by arbitrators appointed in the State of Nevada under those Rules (in this Article, the "**Rules**").

10.2 Prior Notice

Any party may refer any such matter to arbitration by written notice to the other party and, within 10 Business Days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person is, by a combination of education and experience qualified to adjudicate the matter in dispute and agrees in writing to act.

10.3 No Agreement on the Arbitration

If the parties cannot agree on a single arbitrator as provided in Section 10.2, or if the person appointed is unwilling or unable to act, either party may submit the matter to arbitration before a single arbitrator appointed in accordance with the Rules.

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10.4 Conduct of Arbitration

Except as specifically provided in this Article 10, an arbitration hereunder will be conducted in English in accordance with the Rules. The arbitrator will fix a time and place in the State of Nevada for the purpose of hearing the evidence and representations of the parties and will preside over the arbitration and determine all questions of procedure not provided for under the Rules or this Article 10. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within 45 days after the completion of all hearings, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The award of the single arbitrator will be final and binding upon each of the parties.

10.5 Alleged Default

If any Participant (a "**Defaulting Party**") is in default of any requirement herein set forth (including any provision of Article 3 of this Agreement) the Participant affected by such default will give written notice to the Defaulting Party ("**Notice of Default**") specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected Participant the Defaulting Party has not cured or diligently commenced to cure the default by the appropriate performance and if the Defaulting Party fails within such period to cure or diligently commence to cure any such default, the affected Participant will be entitled to seek any remedy it may have on account of such default.

The Defaulting Party will pay all expenses relating to the Notice of Default, including but not restricted to all legal expenses relating to the Notice of Default. The Defaulting Party will pay such expenses within 10 days of the written for payment of such expenses.

ARTICLE 11
NOTICE

11.1 Method

Each notice, demand or other communication required or permitted to be given under this Agreement will be in writing and will be delivered or sent by facsimile transfer or some other similar form of telecommunication addressed as follows:

If to **ATNA** at:

ATNA Resources Ltd.
510 Burrard Street, Suite 510
Vancouver, B.C.
V6C 3A8

Fax: 604-684-8887
Attention: President

with a copy to:

ATNA Resources, Inc.
1575 Delucchi Lane, Suite 115
Reno, Nevada 89502

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Fax: 775-827-1155
Attention: V.P. Exploration

If to **Meridian Minerals Corp.** at:

Meridian Minerals Corp.
9670 Gateway Drive
Suite 200
Reno, Nevada 89511-8997

Fax: (775) 850-3733
Attention: President

with a copy to:

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West
Toronto, Ontario
Canada, M5X 1B2

Fax: 416-863-4592
Attention: Mr. John Sabine

The date of receipt of such notice, demand or other communication will be the date of delivery thereof if delivered and, if given by facsimile transfer or some other form of electronic communication, will be deemed to have been given and received on the day on which it was sent, unless it was sent after 5:00 p.m. local time of the recipient, in which case it will be deemed given and received on the next Business Day.

11.2 Amending Addresses

Either party may at any time and from time to time notify the other party in writing in accordance with this Article 11 of a change of address for the purposes of this Agreement.

ARTICLE 12
AREA OF INTEREST

12.1 Limitation on Right to Acquire Mineral or Surface Interests

Neither ATNA or Meridian may acquire, nor will they permit any Affiliate to acquire, any Mineral Rights or Surface Rights located wholly or in part within one mile of the Area of Interest or any Mineral Rights adjacent thereto (the "**Additional Property**") unless such acquisition is made subject to the terms of this Agreement and the acquiring party, or party whose Affiliate made the acquisition, complies with the provisions of this Article.

It is expressly acknowledged by the parties that any Additional Property acquired pursuant to this Section 12.1 will not be subject to the terms and provisions of the NSR Royalty as described in the Underlying Agreement, unless the Mineral Rights are acquired through staking of Federal lode mining claims directly by Meridian or ATNA within the Area of Interest as enunciated in the Underlying

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Agreement. No NSR Royalty is payable to Eng on any third-party rights acquired by Meridian or ATNA within or beyond the Area of Interest as defined in the Underlying Agreement.

12.2 Expansion of Rights

During the Earn-in Period, Meridian will acquire any Surface Rights over the area of a Claim and any Mineral Rights adjacent to a Claim that the Manager reasonably believes are necessary or advisable to further the exploration or development of that Claim. Any such acquisition will constitute an Expenditure.

12.3 Acquisition of Additional Property

Except as provided in Section 12.1, if during the Earn-in Period either Participant or an Affiliate of either Participant acquires Mineral Rights or Surface Rights in the Area of Interest or Additional Property other than under Section 12.2, then forthwith after completing the acquisition:

(a) if the acquiring party is Meridian or an Affiliate of Meridian, Meridian will have such Mineral Rights or Surface Rights registered or recorded in the name of or transferred to ATNA; or

(b) if the acquiring party is ATNA or an Affiliate of ATNA, ATNA will give written notice thereof to Meridian setting out the location of the Mineral Rights or Surface Rights, including all information known to ATNA or the acquiring party about the same, the costs of acquisition and all other pertinent details relating thereto, and upon receipt of such notice, Meridian will have a period of 15 days to decide whether the Mineral Rights or Surface Rights in question or any portion thereof will become a part of the Claims or Additional Property and subject to the terms of this Agreement. If Meridian elects to include Mineral Rights or Surface Rights acquired by ATNA under this Agreement, Meridian will reimburse ATNA at its cost of acquisition and such cost will constitute an Expenditure incurred by Meridian in accordance with this Agreement; and

(c) any Mineral Rights or Surface Rights registered or recorded in the name of or transferred ATNA pursuant to this Section 12.3 will thereafter form a part of the Properties.

12.4 Notice of Rejection

If, within the 15-day period referred to in Section 12.3(b), Meridian does not notify ATNA that Mineral Rights or Surface Rights must be transferred to ATNA, then it will be deemed to have consented to the acquisition by the acquiring party of the Mineral Rights or Surface Rights not so transferred and the same may thereafter be held or dealt with by the acquiring party and ATNA free of the terms and conditions of this Agreement. The terms of this Article 12 will continue to apply with respect to any future acquisitions of Mineral Rights or Surface Rights within the Area of Interest and Additional Property until all obligations of the Underlying Agreement have been fulfilled and title to the Claims has been validly transferred to ATNA.

12.5 Further Assurance

Each of the parties hereto will execute and deliver or cause to be executed and delivered such further documents and instruments and give such further assurances as the other may reasonably require

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to evidence and give effect to any acquisition and/or transfer of a mineral interest as provided in this Article.

12.6 Non-Compliance Constitutes Default

Non-compliance with the provisions of this Article by any acquiring party which is an Affiliate of a Participant will constitute a default under this Agreement by such Participant.

12.7 Other Activities and Interests

This Agreement and the rights and obligations of the parties hereunder are strictly limited to the Properties and any Additional Property Claims located within the Area of Interest. Each party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other party or inviting or allowing the other to participate.

ARTICLE 13
GENERAL

13.1 Entire Agreement

This Agreement and the schedules hereto constitute the entire agreement between the parties hereto and supersedes and replaces the Letter Agreement and any other agreement or arrangement, whether oral or written, express or implied, statutory or otherwise heretofore existing between the parties in respect of the subject matter of this Agreement. This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto.

13.2 No Waiver of Breaches

No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

13.3 No Partnership

Nothing herein will constitute or be taken to constitute the Participants as partners or create any fiduciary relationship between them.

13.4 Further Assurances

The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the parties' respective interests hereunder from time to time including the interests of the ATNA or Meridian in any of the Properties.

13.5 Manner of Payment

Cash payments to be made to any party hereunder may be made by cheque or bank draft delivered to such party at its address for notice purposes as provided herein, or by electronic transfer of funds for the account of such party at such bank or banks in Canada or the United States as such party

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may designate from time to time by written notice. Such bank or banks will be deemed the agent of the designating party for the purposes of receiving, collecting and receipting such payment.

13.6 Enurement

This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

13.7 Special Remedies

Each of the parties agrees that its failure to comply with the covenants and restrictions set out in any of Articles 7, 9 and 12 would constitute an injury and damage to the other party impossible to measure monetarily and, in the event of any such failure, the other party will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Article 7, Article 9 or Article 12, as the case may be, and any party intending to breach the provisions of Article 7, Article 9 or Article 12 hereby waives any defence it may have in law to such injunctive or equitable relief.

13.8 Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

IN WITNESS WHEREOF the parties have executed this Earn-In Agreement.

12/01/2006

JANICE A. MICHAEL
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 94-2376-2 - Expires August 18, 2010

Janice A. Michael
Expires August 18, 2010

ATNA RESOURCES LTD. and ATNA RESOURCES, INC. by its authorized signatory:

By: William L. Stanley, V.P. Exploration

MERIDIAN MINERALS CORP., by its authorized signatory:

By: P.C. Dougherty

Peter C. Dougherty
VP and Treasurer
MERIDIAN Minerals Corp.

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SCHEDULE 1

to the Earn-In Agreement made as of November 28, 2006 between ATNA RESOURCES LTD., ATNA RESOURCES, INC. and MERIDIAN MINERALS CORP.

REPRESENTATIONS AND WARRANTIES

Part A. Representations and Warranties of ATNA

ATNA represents and warrants to Meridian that:

(a) To the knowledge of ATNA, Eng is the sole beneficial owner of a 100% interest in the Claims, located in Elko County, Nevada (the "**Claims**") and has all necessary authority to convey to ATNA its 100% interest in the Claims in accordance with the terms of the Underlying Agreement.

(b) ATNA has exclusive possession and the right to explore the Claims.

(c) ATNA has not, and to the knowledge of ATNA, Eng has not, since the date of the Underlying Agreement created, suffered or allowed to exist in respect of the Claims, mortgages, pledges, liens, embargoes and clouds on title, including any lease, license or litigation.

(d) ATNA, nor any Affiliate of ATNA, and to the knowledge of ATNA, neither Eng nor any Affiliate of Eng, has sold, transferred, assigned or granted to any third party any right, title or interest in, or any right to acquire any such interest in, all or any of the Claims and without limiting the generality of the foregoing, none of them have entered into and there are not any agreements or options to grant or convey any interest in the Properties or to pay any royalties with respect to the Properties.

(e) All necessary acts have been done to keep the Claims in good standing.

(f) The Claims comprised in the Properties have been duly and validly located, staked and recorded and issued pursuant to all applicable laws and regulations and are in good standing; all activities on or in relation to the Properties up to the date hereof have been in compliance with all Laws including all Environmental Laws; and no conditions exist which could give rise the making of a remediation order or similar order in respect of the Properties or which could subject Meridian to liability including any Environmental Liabilities. ATNA has made Meridian aware of the reclamation liability for work completed by New Sleeper Gold Inc. which is fully bonded and which remains the legal responsibility of New Sleeper Gold Inc.

(g) ATNA and its Affiliates have full power and absolute authority to grant to Meridian and its Affiliates the rights provided in the Agreement and has received all written Authorization or approvals required to grant the rights and to enter into and perform the Agreement.

3484099_7.DOC

2.

(h) The execution and delivery of the Agreement and the exercise by ATNA or its Affiliates of the rights granted under the Agreement will not conflict with or be in contravention of any law, regulation or order of any government, government department or other competent authority or conflict with rights of third parties or result in a breach of or default under any agreement or other instrument or obligation to which any Affiliate is a party or by which any Affiliate or the Properties may be bound.

(i) The Agreement will constitute a legal, valid and binding obligation of ATNA.

(j) There are not any suits, actions, prosecutions, investigations or proceedings, actual, pending or threatened, against or affecting ATNA or that relates to or has an adverse effect on the Properties.

(k) All taxes, rates or other levies or every nature and kind heretofore levied against the Properties have been fully paid and satisfied.

(l) All payments required pursuant to the Underlying Agreement securing ATNA's interest in the Claims are in good standing. To date, the following payments have been made by ATNA:

(i) the sum of $5,000 was paid to Eng prior to the execution of the Underlying Agreement;

(ii) the sum of $15,000 was paid to Eng on March 11, 2003;

(iii) the sum of $30,000 was paid to Eng on March 11, 2004;

(iv) the sum of $30,000 was paid to Eng on March 11, 2005; and

(v) the sum of $40,000 was paid to Eng on March 11, 2006.

(m) All payments required pursuant to the Finders Agreement are in good standing. To date, the following payments have been made by ATNA:

(i) the sum of $5,000 was paid to Wendt on or before March 11, 2003;

(ii) the sum of $10,000 was paid to Wendt on or before March 11, 2004;

(iii) the sum of $20,000 was paid to Wendt on or before March 11, 2005; and

(iv) the sum of $30,000 was paid to Wendt on or before March 11, 2006.

Part B . Representations and Warranties of Meridian

Meridian represents and warrants to ATNA that:

(a) Meridian has been duly incorporated and validly exists as a corporation in good standing under the laws of the Delaware.

3484099_7.DOC

3.

(b) Meridian has full power and absolute authority to enter into the Agreement and has received all written Authorizations or approvals required to grant the rights and to enter into and perform the Agreement.

(c) The execution and delivery of the Agreement and the exercise by Meridian of the rights granted under the Agreement will not conflict with or be in contravention of any law, regulation or order of any government, government department or other competent authority or conflict with rights of third parties or result in a breach of or default under any agreement or other instrument of obligation to which Meridian is a party or by which Meridian may be bound.

(d) The Agreement will constitute a legal, valid and binding obligation of Meridian.

3484099_7.DOC

SCHEDULE 2

to the Earn-In Agreement made as of November 28, 2006 between ATNA RESOURCES LTD., ATNA RESOURCES, INC. and MERIDIAN MINERALS CORP.

CLAIMS

Description:

Claims

Claim Name	Location Date	Filing Date	Book/Page/ Inst. #	BLM Date	BLM No.
MT #001	11/Nov/95	26/Jan/96	924/429/380419	24/Jan/96	731260
MT #002	11/Nov/95	26/Jan/96	924/430/380420	24/Jan/96	731261
MT #003	11/Nov/95	26/Jan/96	924/431/380421	24/Jan/96	731262
MT #004	11/Nov/95	26/Jan/96	924/432/380422	24/Jan/96	731263
MT #005	11/Nov/95	26/Jan/96	924/433/380423	24/Jan/96	731264
MT #007	11/Nov/95	26/Jan/96	924/435/380425	24/Jan/96	731266
MT #012	11/Nov/95	26/Jan/96	924/440/380430	24/Jan/96	731271
MT #013	11/Nov/95	26/Jan/96	924/441/380431	24/Jan/96	731272
MT #014	11/Nov/95	26/Jan/96	924/442/380432	24/Jan/96	731273
MT #019	11/Nov/95	26/Jan/96	924/447/380437	24/Jan/96	731278
MT #077	23/Jan/96	20/Mar/96	930/891/382800 Amended Date: 10/May/96 943/329/387120	11/Mar/96	734305
MT #078	23/Jan/96	20/Mar/96	930/892/382801 Amended Date: 10/May/96 943/330/387121	11/Mar/96	734306
MT #082	25/Mar/96	30/May/96	940/070/386038	29/May/96	739302
MT #083	25/Mar/96	30/May/96	940/071/386039	29/May/96	393303
MT #089	25/May/96	30/May/96	940/077/386045	29/May/96	739309
EBX #08	02/Jun/96	26/Aug/96	955/836/392796	26/Aug/96	747899
EBX #13	03/Jun/96	26/Aug/96	955/841/392801	26/Aug/96	747904
EBX #08	03/Jun/96	26/Aug/96	955/843/392803	26/Aug/96	747906
EBX #08	06/Jun/96	26/Aug/96	955/845/392805	26/Aug/96	747908
EBX #08	10/Jun/96	30/Jun/97	996/641/409227	27/Jun/97	773586
EBX #08	10/Jun/96	30/Jun/97	996/642/409228	27/Jun/97	773587
EBX #08	10/Jun/96	30/Jun/97	996/643/409229	27/Jun/97	773588

Additional Properties (as indicated by Underlying Agreement)

Claim Name	BLM Serial No.	Location Date	County Book	Page	Section(s)	Townshi p	Range

3484099_7.DOC

2.

JK02	847833	3/7/2003	3	26514	SW 12	38N	44E
JK04	847834	3/7/2003	3	26515	SW12	38N	44E
RMX30	847835	3/9/2003	3	26516	SE2, NE 11	38N	44E
RMX31	847836	3/9/2003	3	26517	NE & SE 11	38N	44E
MT006	847837	2/26/2003	3	26518	NW 13	38N	44E
MT008	847838	2/26/2003	3	26519	NW13	38N	44E
MT009	847839	2/26/2003	3	26520	SW 12, NW 13	38N	44E
MT010	847840	2/26/2003	3	26521	NW 13	38N	44E
MT011	847841	2/26/2003	3	26522	SE 11, NE 14	38N	44E
MT015	847842	2/26/2003	3	26523	NW & NE 14	38N	44E
MT016	847843	2/26/2003	3	26524	NE & SE 14	38N	44E
MT017	847844	2/26/2003	3	26525	NW & NE 14	38N	44E
MT018	847845	4/23/2003	3	26526	NW, NE, SW, & SE 14	38N	44E
MT050	847846	4/23/2003	3	26527	NW & SW 13	38N	44E
MT051	847847	4/23/20033	3	26528	NW & SW 13	38N	44E
MT052	847848	4/23/2003	3	26529	NW, SW & SE 13	38N	44E
MT053	847849	4/23/2003	3	26530	NW, NE SW, & SE 13	38N	44E
MT054	847850	4/23/2003	3	26531	NW, NE & SE 13	38N	44E
MT055	847851	3/7/2003	3	26532	SW 12, NW & NE 13	38N	44E
MT064	847852	3/7/2003	3	26533	SW 12, NW 13	38N	44E
MT080	847853	3/9/2003	3	26534	SW & SE 11, NE 14	38N	44E
MT081	847854	3/9/2003	3	26535	SW & SE 11, NW & NE 14	38N	44E
MT084	847855	3/9/2003	3	26536	NE & SE 11	38N	44E
MT085	847856	3/9/2003	3	26537	NW, NE, SW, & SE 11	38N	44E
MT086	847857	3/9/2003	3	26538	NW, NE, SW, & SE 11	38N	44E
MT087	847858	3/9/2003	3	26539	SW & SE 11	38N	44E
MT088	847859	3/9/2003	3	26540	SW 11, NW 14	38N	44E
MT091	847860	3/8/2003	3	26541	NW & SW 14	38N	44E
MT092	847861	4/23/2003	3	26542	NE & SE 15, NW & SW 14	38N	44E
MT100	847862	2/26/2003	3	26543	NW & SW 12	38N	44E
MT107	847863	2/26/2003	3	26544	SE 11, NE 14	38N	44E
MT108	847864	2/26/2003	3	26545	SE 11, SW 12	38N	44E
MT079	849136	5/30/2003	3	34157	SE 11	38N	44E
EBX01	849137	6/5/2003	3	34158	SW 35	39N	44E
EBX03	849138	6/5/2003	3	34159	SW 35	39N	44E
EBX05	849139	6/5/2003	3	34160	SW 35, NW 2	39N, 38N	44E
EBX07	849140	3/31/2003	3	34161	NW2	38N	44E
EBX09	849141	3/31/2003	3	34162	SE 35	39N	44E
EBX10	849142	3/31/2003	3	34163	SE 35	39N	44E
EBX11	849143	3/30/2003	3	34164	SE 35, NE 2	39N, 38N	44E
EBX12	849144	3/30/2003	3	34165	NE 2	38N	44E

3.

EBX14	849145	3/30/2003	3	34166	NE 2	38N	44E
EBX16	849146	3/30/2003	3	34167	NE 2	38N	44E
EBX18	849147	3/30/2003	3	34168	NE & SE 2	38N	44E
EBX19	849148	5/29/2003	3	34169	SW & SE 2	38N	44E
EBX20	849149	5/29/2003	3	34170	SE 2	38N	44E
EBX21	849150	5/29/2003	3	34171	SW & SE 2	38N	44E
EBX22	849151	5/29/2003	3	34172	SE 2	38N	44E
EBX23	849152	5/29/2003	3	34173	SW & SE 2	38N	44E
EBX24	849153	5/29/2003	3	34174	SE 2	38N	44E
EBX25	849154	5/29/2003	3	34175	SW & SE 2, NW &NE 11	38N	44E
EBX26	849155	5/29/2003	3	34176	SE 2, NE 11	38N	44E
EBX27	849156	6/1/2003	3	34177	SE 27, SW 26	39N	44E
EBX28	849157	6/1/2003	3	34178	SW 26	39N	44E
EBX29	849158	6/1/2003	3	34179	SE 27, SW 26	39N	44E
EBX30	849159	6/1/3003	3	34180	SW 26	39N	44E
EBX31	849160	6/1/2003	3	34181	SE 27, SW 26, NE 34, NW 35	39N	44E
EBX32	849161	6/1/2003	3	34182	SW 26, NW 25	39N	44E
EBX33	849162	6/4/2003	3	34183	NE 34, NW 35	39N	44E
EBX34	849163	4/1/2003	3	34184	NW 35	39N	44E
EBX35	849164	6/4/2003	3	34185	NE 34, NW 35	39N	44E
EBX36	849165	4/1/2003	3	34186	NW 35	39N	44E
EBX37	849166	4/1/2003	3	34187	NE 34, NW 35	39N	44E
EBX38	849167	4/1/2003	3	34188	NW 35	39N	44E
EBX39	849168	4/1/2003	3	34189	NE 34 NW 35	39N	44E
EBX40	849169	4/1/2003	3	34190	NW & SW 35	39N	44E
EBX41	849170	6/4/2003	3	34191	SE 26	39N	44E
EBX42	849171	6/4/2003	3	34192	SE 26	39N	44E
EBX43	849172	6/4/2003	3	34193	SW 26, NE 35	39N	44E
EBX44	849173	6/4/2003	3	34194	NE 35	39N	44E
EBX45	849174	6/4/2003	3	34195	NE 35	39N	44E
EBX46	849175	5/31/2003	3	34196	NE 35	39N	44E
EBX47	849176	5/31/2003	3	34197	NE & SE 35	39N	44E
EBX51	849177	3/31/2003	3	34198	SW 2	38N	44E
EBX52	849178	35/31/2003	3	34199	NW & SW 2	38N	44e
EBX53	849179	5/31/2003	3	34200	NW 2	38N	44E
EBX54	849180	5/31/2003	3	34201	NW 2	38N	44E
EBX55	849181	4/1/2003	3	34202	NE 3, NW 2	38N, 38N	44E
EBX56	849182	4/1/2003	3	34203	NE 3, NW 2	38N, 38N	44E
EBX57	849183	4/1/2003	3	34204	NE 3, NW 2	38N, 38N	44E
EBX58	849184	4/1/2003	3	34205	SE 34, SW 35, NE 3, NW 2	39N, 39N, 38N, 38N	44E
EBX59	849185	4/1/2003	3	34206	SE 34, SW 35	39N,	44E

4.

						39N	
EBX60	849186	4/1/2003	3	34207	SE 34, SW 36	39N, 39N	44E
EBX61	849187	6/1/2003	3	34208	SW & SE 26	39N, 39N	44E
EBX62	849188	6/1/2003	3	34209	SW & SE 26	39N	44E
EBX63	849189	6/1/2003	3	34210	SW & SE 26; NW&NE35	39N	44E
EBX66	849190	5/31/2003	3	34211	NW & NE 35	39N	44E
EBX67	849191	5/31/2003	3	34212	NE, SW, SE, & NW 35	39N	443

SCHEDULE 3

to the Earn-In Agreement made as of November 28, 2006 between ATNA RESOURCES LTD., ATNA RESOURCES, INC. and MERIDIAN MINERALS CORP.

JOINT VENTURE EXPLORATION AND MINE DEVELOPMENT AGREEMENT

3484099_7.DOC

SCHEDULE 4

to the Earn-In Agreement made as of November 28, 2006 between ATNA RESOURCES LTD., ATNA RESOURCES, INC. and MERIDIAN MINERALS CORP.

PERMITTED ENCUMBRANCES

Serial Number	Type of ROW	Date of Grant	Date of Expiration	Affected Area
NVN 047570	Powerline ROW width varies	6-14-1988	6-13-2018	38N/44E-Sect. 13, Lot 14; 38N/45E-Sect. 18, NESW, N1/2SE1/4
NVN 050841	Access road, 80' width	9-26-1989	perpetual	38N/45E-Sect. 18, E1/2SW1/4, SWSE
NVN 060463	Fiber optic facilities, 15' width (underground)	10-7-1997	10-6-2027	38N/44E-Sect13, Lot 14; 38N/45E-Sect. 18, NESW, N1/2SE1/4
NVN 0 066110	Telegraph & telephone line, 20' ROW width	9-13-1965	9-12-2015	38N/44E-Sect. 13, Lot 4

3484099_7.DOC

SCHEDULE 5

to the Earn-In Agreement made as of November 28, 2006 between ATNA RESOURCES LTD., ATNA RESOURCES, INC. and MERIDIAN MINERALS CORP.

CERTIFICATE

TO: ATNA RESOURCES, INC. and ATNA RESOURCES LTD.
AND TO: MERIDIAN MINERALS CORP.
AND TO: FRASER MILNER CASGRAIN LLP

This certificate is provided pursuant to section 2.4 of the Earn-In Agreement dated November 28, 2006 (the "**Agreement**") among ATNA Resources, Inc. and ATNA Resources Ltd. ("**ATNA**") and Meridian Minerals Corp. ("**Meridian**"). Capitalized words and terms used but not otherwise defined herein have the meanings ascribed thereto in the Agreement.

I, Anthony L. Eng (also known as Tony Eng), on behalf of myself and my wife Ellen O'Malley Eng, hereby certify that:

(a) I am the sole beneficial owner of a 100% interest in the Claims, located in Elko County, Nevada (the "**Underlying Claims**") and have all necessary authority to convey to ATNA a 100% interest in the Claims in accordance with the terms of the Underlying Agreement.

(b) I have not created, suffered or allowed to exist in respect of the Claims any mortgages, pledges, liens, embargoes and clouds on title, including any lease, license or litigation.

(c) I have not sold, transferred, assigned or granted to any third party any right, title or interest in, or any right to acquire any such interest in, all or any of the Claims. Without limiting the generality of the foregoing, I have not entered into and there are not any agreements or options to grant or convey any interest in the Properties or to pay any royalties with respect to the Properties.

(d) I confirm that the option granted pursuant to the Underlying Agreement is in good standing and in full force and effect;

(e) I hereby acknowledge that ATNA is entering into the Agreement. I have reviewed a copy of the Agreement and confirm that all of the representations and warranties contained in the Agreement relating to the Underlying Agreement are true and correct in all material respects on the date hereof, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties are true and correct as of such earlier date.

DATED as of this 28th day of November, 2006.

ANTHONY L. ENG

____

ELLEN O'MALLEY

____

3484099_7.DOC

SCHEDULE 6

to the Earn-In Agreement made as of November 28, 2006 between ATNA RESOURCES LTD., ATNA RESOURCES, INC. and MERIDIAN MINERALS CORP.

UNDERLYING AGREEMENT

3484099_7.DOC

CERTIFICATE

TO: ATNA RESOURCES, INC. and ATNA RESOURCES LTD.
AND TO: MERIDIAN MINERALS CORP.
AND TO: FRASER MILNER CASGRAIN LLP

This certificate is provided pursuant to section 2.4 of the Earn-In Agreement dated November 28, 2006 (the "**Agreement**") among ATNA Resources, Inc. and ATNA Resources Ltd. ("**ATNA**") and Meridian Minerals Corp. ("**Meridian**"). Capitalized words and terms used but not otherwise defined herein have the meanings ascribed thereto in the Agreement.

I, Anthony L. Eng (also known as Tony Eng), on behalf of myself and my wife Ellen O'Malley Eng, hereby certify that:

(a) I am the sole beneficial owner of a 100% interest in the Claims, located in Elko County, Nevada (the "**Underlying Claims**") and have all necessary authority to convey to ATNA a 100% interest in the Claims in accordance with the terms of the Underlying Agreement.

(b) I have not created, suffered or allowed to exist in respect of the Claims any mortgages, pledges, liens, embargoes and clouds on title, including any lease, license or litigation.

(c) I have not sold, transferred, assigned or granted to any third party any right, title or interest in, or any right to acquire any such interest in, all or any of the Claims. Without limiting the generality of the foregoing, I have not entered into and there are not any agreements or options to grant or convey any interest in the Properties or to pay any royalties with respect to the Properties.

(d) I confirm that the option granted pursuant to the Underlying Agreement is in good standing and in full force and effect.

(e) I hereby acknowledge that ATNA is entering into the Agreement. I have reviewed a copy of the Agreement and confirm that all of the representations and warranties contained in the Agreement relating to the Underlying Agreement are true and correct in all material respects on the date hereof, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties are true and correct as of such earlier date.

DATED as of this 28th day of November, 2006.

ANTHONY L. ENG

____

ELLEN O'MALLEY

____

3773996_1.DOC

26.

may designate from time to time by written notice. Such bank or banks will be deemed the agent of the designating party for the purposes of receiving, collecting and receipting such payment.

13.6 Enurement

This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

13.7 Special Remedies

Each of the parties agrees that its failure to comply with the covenants and restrictions set out in any of Articles 7, 9 and 12 would constitute an injury and damage to the other party impossible to measure monetarily and, in the event of any such failure, the other party will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Article 7, Article 9 or Article 12, as the case may be, and any party intending to breach the provisions of Article 7, Article 9 or Article 12 hereby waives any defence it may have in law to such injunctive or equitable relief.

13.8 Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

IN WITNESS WHEREOF the parties have executed this Earn-In Agreement.

ATNA RESOURCES LTD. and ATNA RESOURCES, INC. by its authorized signatory:

By: William [signature] Stanley, V.P. Exploration

MERIDIAN MINERALS CORP., by its authorized signatory:

By: [signature]

Peter C. Dougherty
VP + Treasur
Meridian Minerals Corp.

3484099_7.DOC

EXHIBIT 99.3

January 11, 2007

Personal and Confidential

David H. Watkins

1717 Sasamat Avenue

Vancouver, BC V6R 4S3

Dear Mr. Watkins:

The Board of Directors (the “Board”) of Atna Resources Ltd. (the “Company”) recognizes that the possibility of a Change in Control (as defined in this letter) exists or may exist in the future and that the threat or the occurrence of a Change in Control can result in significant distractions of key management personnel, such as yourself, because of the uncertainties inherent in such a situation. A Change in Control process also requires extra time and effort from the senior executives of the Company.

In the circumstances, the Board has determined that it is in the best interest of the Company to enter into this agreement with you to provide an inducement for you to remain in the employ of the Company having regard to the threat of a Change in Control. This agreement will be binding on the parties only in the event that there is a Change of Control during your employment with the Company.

For the good and valuable consideration referred to in this letter, if a Change in Control occurs the Company agrees to provide you with the right to receive certain benefits and payments if there is a Termination of Employment (as defined in this letter), within 12 months following a Change in Control.

For the purposes of this agreement, “Change in Control” shall be deemed to have occurred in any one of the following events:

1.

The acquisition by any person or any group of persons acting jointly or in concert (as determined by the Securities Act (BC)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company

2.	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than to a subsidiary; or
3.

An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all the outstanding voting securities of the company resulting from the business combination.

Stock Options

The Company shall take all required actions to ensure that coincident with the occurrence of a Change in Control all outstanding stock options granted to you by the Company will immediately vest and become exercisable by you, which vesting and exercise may be effected in accordance with the provisions of the Company’s Stock Option Plan as may be applicable.

2

Termination of Employment

Upon the occurrence of both (i) a Change in Control of the Company and (ii) the termination of your employment by the Company within 12 months following the Change in Control, other than for cause, or you resign from your employment at the Company for Good Reason within 12 months following the Change in Control (either of which is a “Termination of Employment”), you will be entitled to a Termination Payment and benefits as outlined in this letter.

“Good Reason” means any act or omission by the Company as follows, unless you give express written consent to the change:

(a)

Your assignment to any duty inconsistent with your status as a senior executive employee of the Company or a material diminution in the nature or status of your responsibilities or duties from those in effect on the date of the Change in Control;

(b)	A reduction by the Company in your annual base salary in effect on the date of the Change in Control or as such base salary may be increased from time to time thereafter; or

(c)	Relocation of your place of employment to any location outside of the Greater Vancouver Region.

If, following a Change in Control, you continue to be employed in substantially the same position as you occupied prior to the Change of Control but with a different title or you report to a senior executive officer at a parent corporation rather than to the Board of Directors or the President and Chief Operating Officer, as the case may be, such change would not be considered a Good Reason. The transfer of your employment from the Company to a successor employer (either by purchase, merger, consolidation or otherwise) shall not be considered, in itself, Termination of Employment or Good Reason.

Successors-Binding Agreement

The Company will request that any successor acquiring all or substantially all of the assets of the Company by sale, lease or other disposition, assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Where the successor agrees to assume and perform this agreement, the Company, as used in this agreement, shall include any successor to its assets which assumes and agrees to perform this agreement.

In the event that a successor does not agree to such assumption prior to the effective date of any such succession but the successor offers you employment on terms different than those set out in this Agreement:

(a)

You may elect to accept the offered employment, in which event this agreement terminates on the date that the successor acquires the assets of the Company and the Company will have no further obligations to you pursuant to this agreement or otherwise; or

(b)

You may elect to decline the offered employment and you shall then be entitled to compensation from the Company in the same amount and on the same terms as you would be entitled under this agreement if you terminated employment for Good Reason, and for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be your last day of employment.

3

On a Termination of Employment, as defined by this agreement, the Company will provide you on the last day of your employment with a Termination Payment equal to:

(a)	two (2) times your annual base salary in effect as of your last day of employment;

(b)	two (2) times your annual bonus which will be calculated based on your average annual bonus over the 2 years immediately preceding the year in which your last day of employment occurs;

(c)

two (2) times the then annual cost to the Company of the benefits which you are receiving from the Company as at the last day of employment including group health and insurance plans (including life, disability, health and dental insurance plans), automobile use or lease, housing assistance and any other loan benefits or, at the option of the Company, it may continue your coverage on some or all of these benefits for a 24 month period from the last day of employment (the “24 month period”) in which event the Company will include in the Termination Payment an amount equal to 2 times the cost to the Company of those benefits it is not continuing; and

(d)	all vacation pay and unpaid bonus accrued at the last day of employment.

The Termination Payment will be subject to the required statutory deductions. All benefits (other than as continued pursuant to subparagraph (c) above) will cease as of the last day of your employment.

The Termination Payment and any benefits you receive as set out in sub paragraph (c) above will constitute your sole and exclusive rights and claims in connection with a Termination of Employment in the 12 month period following a Change in Control and in consideration of the Termination Payment set out above, you will provide a release of all claims releasing the Company, any successor company and their respective directors, officers and employees from any further liability to you.

Please indicate your acceptance to the terms of this letter by signing and returning the enclosed copy of this letter to us at your earliest convenience.

Yours truly,

ATNA RESOURCES LTD.

Glen D. Dickson

Chairman

Accepted and agreed to by David H. Watkins this 11th day of January, 2007.

__________________________________

Signature

EXHIBIT 99.4

January 11, 2007

Personal and Confidential

William Stanley

11753 N. 129th Street

Scottsdale, AZ 85259

Dear Mr. Stanley:

The Board of Directors (the “Board”) of Atna Resources Ltd. (the “Company”) recognizes that the possibility of a Change in Control (as defined in this letter) exists or may exist in the future and that the threat or the occurrence of a Change in Control can result in significant distractions of key management personnel, such as yourself, because of the uncertainties inherent in such a situation. A Change in Control process also requires extra time and effort from the senior executives of the Company.

In the circumstances, the Board has determined that it is in the best interest of the Company to enter into this agreement with you to provide an inducement for you to remain in the employ of the Company having regard to the threat of a Change in Control. This agreement will be binding on the parties only in the event that there is a Change of Control during your employment with the Company.

For the good and valuable consideration referred to in this letter, if a Change in Control occurs the Company agrees to provide you with the right to receive certain benefits and payments if there is a Termination of Employment (as defined in this letter), within 12 months following a Change in Control.

For the purposes of this agreement, “Change in Control” shall be deemed to have occurred in any one of the following events:

1.

The acquisition by any person or any group of persons acting jointly or in concert (as determined by the Securities Act (BC)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company

2.	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than to a subsidiary; or
3.

An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all the outstanding voting securities of the company resulting from the business combination.

Stock Options

The Company shall take all required actions to ensure that coincident with the occurrence of a Change in Control all outstanding stock options granted to you by the Company will immediately vest and become exercisable by you, which vesting and exercise may be effected in accordance with the provisions of the Company’s Stock Option Plan as may be applicable.

2

Termination of Employment

Upon the occurrence of both (i) a Change in Control of the Company and (ii) the termination of your employment by the Company within 12 months following the Change in Control, other than for cause, or you resign from your employment at the Company for Good Reason within 12 months following the Change in Control (either of which is a “Termination of Employment”), you will be entitled to a Termination Payment and benefits as outlined in this letter.

“Good Reason” means any act or omission by the Company as follows, unless you give express written consent to the change:

(a)

Your assignment to any duty inconsistent with your status as a senior executive employee of the Company or a material diminution in the nature or status of your responsibilities or duties from those in effect on the date of the Change in Control;

(b)	A reduction by the Company in your annual base salary in effect on the date of the Change in Control or as such base salary may be increased from time to time thereafter; or

(c)	Relocation of your place of employment to any location outside of your current place of employment or place of domicile at the time of the Change in Control.

If, following a Change in Control, you continue to be employed in substantially the same position as you occupied prior to the Change of Control but with a different title or you report to a senior executive officer at a parent corporation rather than to the Board of Directors or the President and Chief Operating Officer, as the case may be, such change would not be considered a Good Reason. The transfer of your employment from the Company to a successor employer (either by purchase, merger, consolidation or otherwise) shall not be considered, in itself, Termination of Employment or Good Reason.

Successors-Binding Agreement

The Company will request that any successor acquiring all or substantially all of the assets of the Company by sale, lease or other disposition, assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Where the successor agrees to assume and perform this agreement, the Company, as used in this agreement, shall include any successor to its assets which assumes and agrees to perform this agreement.

In the event that a successor does not agree to such assumption prior to the effective date of any such succession but the successor offers you employment on terms different than those set out in this Agreement:

(a)

You may elect to accept the offered employment, in which event this agreement terminates on the date that the successor acquires the assets of the Company and the Company will have no further obligations to you pursuant to this agreement or otherwise; or

(b)

You may elect to decline the offered employment and you shall then be entitled to compensation from the Company in the same amount and on the same terms as you would be entitled under this agreement if you terminated employment for Good Reason, and for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be your last day of employment.

3

On a Termination of Employment, as defined by this agreement, the Company will provide you on the last day of your employment with a Termination Payment equal to:

(a)	two (2) times your annual base salary in effect as of your last day of employment;

(b)	two (2) times your annual bonus which will be calculated based on your average annual bonus over the 2 years immediately preceding the year in which your last day of employment occurs; and

(c)	all vacation pay and unpaid bonus accrued at the last day of employment.

The Termination Payment will be subject to the required statutory deductions.

The Termination Payment will constitute your sole and exclusive rights and claims in connection with a Termination of Employment in the 12 month period following a Change in Control and in consideration of the Termination Payment set out above, you will provide a release of all claims releasing the Company, any successor company and their respective directors, officers and employees from any further liability to you.

Please indicate your acceptance to the terms of this letter by signing and returning the enclosed copy of this letter to us at your earliest convenience.

Yours truly,

ATNA RESOURCES LTD.

David H. Watkins

President

Accepted and agreed to by William Stanley this 11th day of January, 2007.

__________________________________

Signature

EXHIBIT 99.5

January 11, 2007

Personal and Confidential

Bonnie Whelan

1720 Queens Avenue

West Vancouver, BC V7V 2X7

Dear Ms. Whelan:

The Board of Directors (the “Board”) of Atna Resources Ltd. (the “Company”) recognizes that the possibility of a Change in Control (as defined in this letter) exists or may exist in the future and that the threat or the occurrence of a Change in Control can result in significant distractions of key management personnel, such as yourself, because of the uncertainties inherent in such a situation. A Change in Control process also requires extra time and effort from the senior executives of the Company.

In the circumstances, the Board has determined that it is in the best interest of the Company to enter into this agreement with you to provide an inducement for you to remain in the employ of the Company having regard to the threat of a Change in Control. This agreement will be binding on the parties only in the event that there is a Change of Control during your employment with the Company.

For the good and valuable consideration referred to in this letter, if a Change in Control occurs the Company agrees to provide you with the right to receive certain benefits and payments if there is a Termination of Employment (as defined in this letter), within 12 months following a Change in Control.

For the purposes of this agreement, “Change in Control” shall be deemed to have occurred in any one of the following events:

1.

The acquisition by any person or any group of persons acting jointly or in concert (as determined by the Securities Act (BC)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company

2.	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than to a subsidiary; or
3.

An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all the outstanding voting securities of the company resulting from the business combination.

Stock Options

The Company shall take all required actions to ensure that coincident with the occurrence of a Change in Control all outstanding stock options granted to you by the Company will immediately vest and become exercisable by you, which vesting and exercise may be effected in accordance with the provisions of the Company’s Stock Option Plan as may be applicable.

2

Termination of Employment

Upon the occurrence of both (i) a Change in Control of the Company and (ii) the termination of your employment by the Company within 12 months following the Change in Control, other than for cause, or you resign from your employment at the Company for Good Reason within 12 months following the Change in Control (either of which is a “Termination of Employment”), you will be entitled to a Termination Payment and benefits as outlined in this letter.

“Good Reason” means any act or omission by the Company as follows, unless you give express written consent to the change:

(a)

Your assignment to any duty inconsistent with your status as a senior executive employee of the Company or a material diminution in the nature or status of your responsibilities or duties from those in effect on the date of the Change in Control;

(b)	A reduction by the Company in your annual base salary in effect on the date of the Change in Control or as such base salary may be increased from time to time thereafter; or

(c)	Relocation of your place of employment to any location outside of the Greater Vancouver Region.

If, following a Change in Control, you continue to be employed in substantially the same position as you occupied prior to the Change of Control but with a different title or you report to a senior executive officer at a parent corporation rather than to the Board of Directors or the President and Chief Operating Officer, as the case may be, such change would not be considered a Good Reason. The transfer of your employment from the Company to a successor employer (either by purchase, merger, consolidation or otherwise) shall not be considered, in itself, Termination of Employment or Good Reason.

Successors-Binding Agreement

The Company will request that any successor acquiring all or substantially all of the assets of the Company by sale, lease or other disposition, assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Where the successor agrees to assume and perform this agreement, the Company, as used in this agreement, shall include any successor to its assets which assumes and agrees to perform this agreement.

In the event that a successor does not agree to such assumption prior to the effective date of any such succession but the successor offers you employment on terms different than those set out in this Agreement:

(a)

You may elect to accept the offered employment, in which event this agreement terminates on the date that the successor acquires the assets of the Company and the Company will have no further obligations to you pursuant to this agreement or otherwise; or

(b)

You may elect to decline the offered employment and you shall then be entitled to compensation from the Company in the same amount and on the same terms as you would be entitled under this agreement if you terminated employment for Good Reason, and for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be your last day of employment.

3

On a Termination of Employment, as defined by this agreement, the Company will provide you on the last day of your employment with a Termination Payment equal to:

(a)	two (2) times your annual base salary in effect as of your last day of employment;

(b)	two (2) times your annual bonus which will be calculated based on your average annual bonus over the 2 years immediately preceding the year in which your last day of employment occurs;

(c)

two (2) times the then annual cost to the Company of the benefits which you are receiving from the Company as at the last day of employment including group health and insurance plans (including life, disability, health and dental insurance plans), automobile use or lease, housing assistance and any other loan benefits or, at the option of the Company, it may continue your coverage on some or all of these benefits for a 24 month period from the last day of employment (the “24 month period”) in which event the Company will include in the Termination Payment an amount equal to 2 times the cost to the Company of those benefits it is not continuing; and

(d)	all vacation pay and unpaid bonus accrued at the last day of employment.

The Termination Payment will be subject to the required statutory deductions. All benefits (other than as continued pursuant to subparagraph (c) above) will cease as of the last day of your employment.

The Termination Payment and any benefits you receive as set out in sub paragraph (c) above will constitute your sole and exclusive rights and claims in connection with a Termination of Employment in the 12 month period following a Change in Control and in consideration of the Termination Payment set out above, you will provide a release of all claims releasing the Company, any successor company and their respective directors, officers and employees from any further liability to you.

Please indicate your acceptance to the terms of this letter by signing and returning the enclosed copy of this letter to us at your earliest convenience.

Yours truly,

ATNA RESOURCES LTD.

David H. Watkins

President

Accepted and agreed to by Bonnie Whelan this 11th day of January, 2007.

__________________________________

Signature

EXHIBIT 99.6

January 11, 2007

Personal and Confidential

Kendra Johnston

61 – 1947 Pendrell Street

Vancouver, BC V6G 1T5

Dear Ms. Johnston:

The Board of Directors (the “Board”) of Atna Resources Ltd. (the “Company”) recognizes that the possibility of a Change in Control (as defined in this letter) exists or may exist in the future and that the threat or the occurrence of a Change in Control can result in significant distractions of key management personnel, such as yourself, because of the uncertainties inherent in such a situation. A Change in Control process also requires extra time and effort from the senior executives of the Company.

In the circumstances, the Board has determined that it is in the best interest of the Company to enter into this agreement with you to provide an inducement for you to remain in the employ of the Company having regard to the threat of a Change in Control. This agreement will be binding on the parties only in the event that there is a Change of Control during your employment with the Company.

For the good and valuable consideration referred to in this letter, if a Change in Control occurs the Company agrees to provide you with the right to receive certain benefits and payments if there is a Termination of Employment (as defined in this letter), within 12 months following a Change in Control.

For the purposes of this agreement, “Change in Control” shall be deemed to have occurred in any one of the following events:

1.

The acquisition by any person or any group of persons acting jointly or in concert (as determined by the Securities Act (BC)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company

2.	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than to a subsidiary; or
3.

An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all the outstanding voting securities of the company resulting from the business combination.

Stock Options

The Company shall take all required actions to ensure that coincident with the occurrence of a Change in Control all outstanding stock options granted to you by the Company will immediately vest and become exercisable by you, which vesting and exercise may be effected in accordance with the provisions of the Company’s Stock Option Plan as may be applicable.

2

Termination of Employment

Upon the occurrence of both (i) a Change in Control of the Company and (ii) the termination of your employment by the Company within 12 months following the Change in Control, other than for cause, or you resign from your employment at the Company for Good Reason within 12 months following the Change in Control (either of which is a “Termination of Employment”), you will be entitled to a Termination Payment and benefits as outlined in this letter.

“Good Reason” means any act or omission by the Company as follows, unless you give express written consent to the change:

(a)

Your assignment to any duty inconsistent with your status as a senior executive employee of the Company or a material diminution in the nature or status of your responsibilities or duties from those in effect on the date of the Change in Control;

(b)	A reduction by the Company in your annual base salary in effect on the date of the Change in Control or as such base salary may be increased from time to time thereafter; or

(c)	Relocation of your place of employment to any location outside of the Greater Vancouver Region.

If, following a Change in Control, you continue to be employed in substantially the same position as you occupied prior to the Change of Control but with a different title or you report to a senior executive officer at a parent corporation rather than to the Board of Directors or the President and Chief Operating Officer, as the case may be, such change would not be considered a Good Reason. The transfer of your employment from the Company to a successor employer (either by purchase, merger, consolidation or otherwise) shall not be considered, in itself, Termination of Employment or Good Reason.

Successors-Binding Agreement

The Company will request that any successor acquiring all or substantially all of the assets of the Company by sale, lease or other disposition, assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Where the successor agrees to assume and perform this agreement, the Company, as used in this agreement, shall include any successor to its assets which assumes and agrees to perform this agreement.

In the event that a successor does not agree to such assumption prior to the effective date of any such succession but the successor offers you employment on terms different than those set out in this Agreement:

(a)

You may elect to accept the offered employment, in which event this agreement terminates on the date that the successor acquires the assets of the Company and the Company will have no further obligations to you pursuant to this agreement or otherwise; or

(b)

You may elect to decline the offered employment and you shall then be entitled to compensation from the Company in the same amount and on the same terms as you would be entitled under this agreement if you terminated employment for Good Reason, and for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be your last day of employment.

3

On a Termination of Employment, as defined by this agreement, the Company will provide you on the last day of your employment with a Termination Payment equal to:

(a)	one (1) times your annual base salary in effect as of your last day of employment;

(b)	one (1) times your annual bonus which will be calculated based on your average annual bonus over the year immediately preceding the year in which your last day of employment occurs;

(c)

one (1) times the then annual cost to the Company of the benefits which you are receiving from the Company as at the last day of employment including group health and insurance plans (including life, disability, health and dental insurance plans), automobile use or lease, housing assistance and any other loan benefits or, at the option of the Company, it may continue your coverage on some or all of these benefits for a 24 month period from the last day of employment (the “24 month period”) in which event the Company will include in the Termination Payment an amount equal to 2 times the cost to the Company of those benefits it is not continuing; and

(d)	all vacation pay and unpaid bonus accrued at the last day of employment.

The Termination Payment will be subject to the required statutory deductions. All benefits (other than as continued pursuant to subparagraph (c) above) will cease as of the last day of your employment.

The Termination Payment and any benefits you receive as set out in sub paragraph (c) above will constitute your sole and exclusive rights and claims in connection with a Termination of Employment in the 12 month period following a Change in Control and in consideration of the Termination Payment set out above, you will provide a release of all claims releasing the Company, any successor company and their respective directors, officers and employees from any further liability to you.

Please indicate your acceptance to the terms of this letter by signing and returning the enclosed copy of this letter to us at your earliest convenience.

Yours truly,

ATNA RESOURCES LTD.

David H. Watkins

President

Accepted and agreed to by Kendra Johnston this 11th day of January, 2007.

__________________________________

Signature